FINAL

AGREEMENT AND PLAN OF MERGER
by and among
ILLUMINA, INC.,
TP CORPORATION,
VERINATA HEALTH, INC.
and
SHAREHOLDER REPRESENTATIVE SERVICES LLC,
solely in its capacity as the Stockholder Representative
Dated as of January 6, 2013

4.1	Organization, Standing and Power	43
4.2	Authority; No Conflict; Required Filings and Consents	43
4.3	Litigation	45
4.4	Operations of Merger Sub	45
4.5	Financing	45
Article V	CONDUCT OF BUSINESS	45
5.1	Covenants of the Company	45
5.2	Confidentiality	48
Article VI	ADDITIONAL AGREEMENTS	48
6.1	No Solicitation	48
6.2	Stockholder Consent or Approval	48
6.3	Buyer Approval	49
6.4	Access to Information	49
6.5	Legal Conditions to the Merger	49
6.6	Public Disclosure	52
6.7	Notification of Certain Matters	52
6.8	Employee Matters	52
6.9	280G Matters	53
6.10	Pay-Off Letters	53
6.11	Company Option and Company Warrant Notices	53
6.12	Payment of Estimated Company Transaction Expenses	53
6.13	FIRPTA Certificate	54
6.14	Termination of Contracts with Company Related Persons	54
6.15	Tax Matters	54
6.16	D&O Indemnity and Insurance	54
6.17	Form S-8; NASDAQ Listing	55
6.18	Certain Actions	55
Article VII	CONDITIONS TO MERGER	55
7.1	Conditions to Each Party's Obligation To Effect the Merger	56
7.2	Additional Conditions to Obligations of Buyer and Merger Sub	56
7.3	Additional Conditions to Obligations of the Company	57
7.4	Effect of Investigation	58
Article VIII	TERMINATION AND AMENDMENT	58
8.1	Termination	58
8.2	Effect of Termination	59
8.3	Fees and Expenses	59
8.4	Amendment	59
8.5	Extension; Waiver	59
Article IX	SURVIVAL; INDEMNIFICATION	60
9.1	Survival	60
9.2	Indemnification	60
9.3	Procedures for Third Party Claims.	64

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9.4	Exclusive Remedy	65
Article X	DEFINITIONS	65
10.1	Definitions	65
Article XI	MISCELLANEOUS	90
11.1	Notices	90
11.2	Entire Agreement	91
11.3	No Third Party Beneficiaries	92
11.4	Assignment	92
11.5	Severability	92
11.6	Counterparts and Signature	92
11.7	Interpretation	92
11.8	Governing Law	93
11.9	Remedies	93
11.10	Submission to Jurisdiction	93
11.11	Company Disclosure Letter	94

Exhibit A	Form of Seller Release

Exhibit B-1	Required Parties to Offer Letters

Exhibit B-2	Form of Offer Letters

Exhibit C-1	Required Parties to Seller Non-Compete Agreements

Exhibit C-2	Seller Non-Compete Agreements

Exhibit D	Initial Allocation Schedule

Exhibit E	Form of Escrow Agreement

Schedule 2.1(h)	Illustrative Schedule of Merger Consideration Allocation

Schedule 2.9(a)	Milestone Events and Related Definitions

Schedule 2.9(d)	Information Rights

Schedule 2.9(e)	Milestone Payments

Company Disclosure Letter

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AGREEMENT AND PLAN OF MERGER

THIS AGREEMENT AND PLAN OF MERGER (this “Agreement”) is entered into as of January 6, 2013, by and among Illumina, Inc., a Delaware corporation ( “Buyer”), TP Corporation, a Delaware corporation and a wholly owned Subsidiary of Buyer (“Merger Sub”), Verinata Health, Inc., a Delaware corporation (the “Company”), and Shareholder Representative Services LLC, a Colorado limited liability company, solely in its capacity as the Stockholder Representative hereunder (the “Stockholder Representative”).
WHEREAS it is proposed that, on the terms and subject to the conditions set forth in this Agreement, Merger Sub shall merge with and into the Company (the “Merger”);
WHEREAS the Board of Directors of Merger Sub has approved and declared advisable, and the Board of Directors of Buyer has approved, this Agreement and the Merger on the terms and subject to the conditions set forth in this Agreement;
WHEREAS the Board of Directors of the Company (i) has determined that the Merger is advisable and in the best interest of the Company and its stockholders, (ii) has approved this Agreement and the Merger upon the terms and subject to the conditions set forth in this Agreement and (iii) is recommending that the Company’s stockholders approve the Merger and adopt this Agreement;
WHEREAS, concurrently with the execution and delivery of this Agreement, each of the Principal Equityholders is entering into a Seller Release, in the form attached as Exhibit A hereto (the “Seller Release”), pursuant to which such Principal Equityholders shall release, effective as of the Closing, Buyer, Merger Sub, the Surviving Corporation, their Affiliates, and each of their Representatives, predecessors, successors and assigns, from all claims with respect to additional consideration for their shares as set forth therein;
WHEREAS, concurrently with the execution and delivery of this Agreement, each of the individuals set forth in Exhibit B-1 hereto is delivering to Buyer an offer letter with the Company or Buyer or an Affiliate of Buyer in the form attached hereto as Exhibit B-2 hereto;
WHEREAS, as an inducement to Buyer and Merger Sub to enter into this Agreement, each of the Company Equityholders identified on Exhibit C-1 hereto is concurrently entering into a Seller Non-Competition Agreement, copies of which are attached as Exhibit C-2 hereto, which shall become effective as of the Closing; and
NOW, THEREFORE, in consideration of the foregoing and the respective representations, warranties, covenants and agreements set forth below, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, Buyer, Merger Sub and the Company agree as follows:

Article I

THE MERGER
1.1    Effective Time of the Merger    . Upon the terms and subject to the conditions of this Agreement, prior to the Closing, Buyer and the Company shall jointly prepare, and immediately following the Closing the Surviving Corporation shall cause the Certificate of Merger to be filed with the Secretary of State of the State of Delaware and shall make all other filings or recordings required under the DGCL in order to give effect to the Merger. The Merger shall become effective at the Effective Time.
1.2    Closing    . The Closing shall take place at 10:00 a.m., Eastern Time, on the Closing Date at the offices of Covington & Burling LLP, The New York Times Building, 620 Eighth Avenue, New York, New York 10018 (or via the electronic exchange of execution versions of the agreements and documents contemplated hereby and the signature pages thereto via facsimile or via email by .pdf), unless another date, place or time is agreed to in writing by Buyer and the Company.
1.3    Effects of the Merger    . At the Effective Time (a) the separate existence of Merger Sub shall cease and Merger Sub shall be merged with and into the Company and (b) the certificate of incorporation of the Company as in effect on the date of this Agreement shall be amended and restated in its entirety to read, subject to Section 6.16(a), the same as the certificate of incorporation of Merger Sub as of immediately prior to the Effective Time, except that the name of the Surviving Corporation reflected therein shall be the name of the Company. In addition, Buyer shall cause the by-laws of the Surviving Corporation to be amended and restated in their entirety to read, immediately following the Effective Time and subject to Section 6.16(a), the same as the by-laws of Merger Sub as in effect immediately prior to the Effective Time, except that the name of Merger Sub reflected therein shall be the name of the Company. The Merger shall have the effects set forth in Section 259 of the DGCL.
1.4    Directors and Officers of the Surviving Corporation    .
(a)    As of the Effective Time, the directors of Merger Sub shall be the initial directors of the Surviving Corporation, each to hold office in accordance with the certificate of incorporation and by-laws of the Surviving Corporation.
(b)    As of the Effective Time, the officers of Merger Sub shall be the initial officers of the Surviving Corporation, each to hold office in accordance with the certificate of incorporation and by-laws of the Surviving Corporation.
ARTICLE II

CONVERSION OF SECURITIES
2.1    Conversion of Capital Stock    .

(a)    Capital Stock of Merger Sub. At the Effective Time, and without any further action on the part of Buyer, Merger Sub or the Company, each share of the common stock of Merger Sub issued and outstanding immediately prior to the Effective Time shall, by virtue of the Merger, be converted into and become one (1) validly issued, fully paid and nonassessable share of common stock, $0.001 par value per share, of the Surviving Corporation.
(b)    Cancellation of Treasury Stock and Buyer-Owned Stock. At the Effective Time, and without any further action on the part of Buyer, Merger Sub or the Company, all shares of Company Stock that are owned by the Company as treasury stock and any shares of Company Stock owned by Buyer, Merger Sub or any other wholly owned Subsidiary of Buyer immediately prior to the Effective Time shall, by virtue of the Merger, be cancelled and shall cease to exist and no payment or consideration shall be delivered in exchange therefor.
(c)    Conversion of Company Stock.
(i)    Company Common Stock. At the Effective Time, and without any further action on the part of Buyer, Merger Sub, the Company, or any holder of Company Common Stock, each share of Company Common Stock issued and outstanding immediately prior to the Effective Time (other than (x) shares of Company Stock referenced in Section 2.1(b) or (y) Dissenting Shares) shall, by virtue of the Merger, be converted into the right of the holder to receive from Buyer, with respect to each share of Company Common Stock: (A) promptly following the Effective Time, an amount in cash equal to the Common Stock Per Share Closing Amount, and (B) when, as and if any of the following become payable pursuant to the terms of this Agreement: (1) an amount in cash equal to the Common Stock Per Share Adjustment Amount, (2) an amount in cash equal to the Common Stock Per Share Unused Escrow Amount, (3) an amount in cash equal to the Common Stock Per Share 1st Milestone Payment Amount, (4) an amount in cash equal to the Common Stock Per Share 2nd Milestone Payment Amount, (5) an amount in cash equal to the Common Stock Per Share 3rd Milestone Payment Amount, (6) an amount in cash equal to the Common Stock Per Share 4th Milestone Payment Amount and (7) an amount in cash equal to the Common Stock Per Share Stockholder Representative Surplus Amount, in each case when, as and if payable pursuant to the terms of this Agreement.
(ii)    Series A Preferred Stock. At the Effective Time, and without any further action on the part of Buyer, Merger Sub, the Company, or any holder of Company Series A Preferred Stock, each share of Company Series A Preferred Stock issued and outstanding immediately prior to the Effective Time (other than (x) shares of Company Stock referenced in Section 2.1(b) or (y) Dissenting Shares) shall, by virtue of the Merger, be converted into the right of the holder to receive from Buyer, with respect to each share of Company Series A Preferred Stock: (A) promptly following the Effective Time, an amount in cash equal to the Series A Per Share Closing Amount, and (B) when, as and if any of the following become payable pursuant to the terms of this Agreement: (1) an amount in cash equal to the Series A Per Share Adjustment Amount, (2) an amount in cash equal to the Series A Per Share Unused Escrow Amount, (3) an amount in cash equal to the Series A Per Share 1st Milestone Payment Amount, (4) an amount in cash equal to the Series A Per Share 2nd Milestone Payment Amount, (5) an amount in cash equal to the Series A Per Share 3rd Milestone Payment Amount, (6) an amount in cash equal to the Series A Per Share 4th Milestone Payment Amount and (7) an amount in cash equal to the Series A Per Share Stockholder Representative Surplus Amount, in each case when, as and if payable pursuant to the terms of this Agreement.
(iii)    Series B Preferred Stock. At the Effective Time, and without any further action on the part of Buyer, Merger Sub, the Company, or any holder of Company Series B Preferred Stock, each share of Company Series B Preferred Stock issued and outstanding immediately prior to the Effective Time (other than (x) shares of Company Stock referenced in Section 2.1(b) or (y) Dissenting Shares) shall, by virtue of the Merger, be converted into the right of the holder to receive from Buyer, with respect to each share of Company Series B Preferred Stock: (A) promptly following the Effective Time, an amount in cash equal to the Series B Per Share Closing Amount, and (B) when, as and if any of the following become payable pursuant to the terms of this Agreement: (1) an amount in cash equal to the Series B Per Share Adjustment Amount, (2) an amount in cash equal to the Series B Per Share Unused Escrow Amount, (3) an amount in cash equal to the Series B Per Share 1st Milestone Payment Amount, (4) an amount in cash equal to the Series B Per Share 2nd Milestone Payment Amount, (5) an amount in cash equal to the Series B Per Share 3rd Milestone Payment Amount, (6) an amount in cash equal to the Series B Per Share 4th Milestone Payment Amount and (7) an amount in cash equal to the Series B Per Share Stockholder Representative Surplus Amount, in each case when, as and if payable pursuant to the terms of this Agreement.
(iv)    Series C Preferred Stock. At the Effective Time, and without any further action on the part of Buyer, Merger Sub, the Company, or any holder of Company Series C Preferred Stock, each share of Company Series C Preferred Stock issued and outstanding immediately prior to the Effective Time (other than (x) shares of Company Stock referenced in Section 2.1(b) or (y) Dissenting Shares) shall, by virtue of the Merger, be converted into the right of the holder to receive from Buyer, with respect to each share of Company Series C Preferred Stock: (A) promptly following the Effective Time, an amount in cash equal to the Series C Per Share Closing Amount, and (B) when, as and if any of the following become payable pursuant to the terms of this Agreement: (1) an amount in cash equal to the Series C Per Share Adjustment Amount, (2) an amount in cash equal to the Series C Per Share Unused Escrow Amount, (3) an amount in cash equal to the Series C Per Share 1st Milestone Payment Amount, (4) an amount in cash equal to the Series C Per Share 2nd Milestone Payment Amount, (5) an amount in cash equal to the Series C Per Share 3rd Milestone Payment Amount, (6) an amount in cash equal to the Series C Per Share 4th Milestone Payment Amount and (7) an amount in cash equal to the Series C Per Share Stockholder Representative Surplus Amount, in each case when, as and if payable pursuant to the terms of this Agreement.
(v)    Series C-1 Preferred Stock. At the Effective Time, and without any further action on the part of Buyer, Merger Sub, the Company, or any holder of Company Series C-1 Preferred Stock, each share of Company Series C-1 Preferred Stock issued and outstanding immediately prior to the Effective Time (other than (x) shares of Company Stock referenced in Section 2.1(b) or (y) Dissenting Shares) shall, by virtue of the Merger, be converted into the right of the holder to receive from Buyer, with respect to each share of Company Series C-1 Preferred Stock: (A) promptly following the Effective Time, an amount in cash equal to the

Series C-1 Per Share Closing Amount, and (B) when, as and if any of the following become payable pursuant to the terms of this Agreement: (1) an amount in cash equal to the Series C-1 Per Share Adjustment Amount, (2) an amount in cash equal to the Series C-1 Per Share Unused Escrow Amount, (3) an amount in cash equal to the Series C-1 Per Share 1st Milestone Payment Amount, (4) an amount in cash equal to the Series C-1 Per Share 2nd Milestone Payment Amount, (5) an amount in cash equal to the Series C-1 Per Share 3rd Milestone Payment Amount, (6) an amount in cash equal to the Series C-1 Per Share 4th Milestone Payment Amount and (7) an amount in cash equal to the Series C-1 Per Share Stockholder Representative Surplus Amount, in each case when, as and if payable pursuant to the terms of this Agreement.
(d)    Treatment of Company Options.
(i)    Buyer and the Surviving Corporation shall not assume any Vested Company Options or substitute new options therefor in connection with the transactions contemplated by this Agreement. At the Effective Time, and without any further action on the part of Buyer, Merger Sub or the Company, each outstanding Vested Company Option shall terminate and be cancelled in exchange for the consideration, if any, contemplated by this Section 2.1(d). Prior to the Effective Time, the Company shall use commercially reasonable efforts to cause each holder of:
(A)    an In-the-Money Vested Company Option that is outstanding and unexercised immediately prior to the Effective Time to receive: (I) a cash payment in an amount equal to the product of (1) the amount, if any, by which (x) the Common Stock Per Share Closing Amount exceeds (y) the per share exercise price of such In-the-Money Vested Company Option multiplied by (2) the number of shares of Company Common Stock subject to such In-the-Money Vested Company Option immediately prior to the Effective Time; and (II) with respect to each share of Company Common Stock subject to such In-the-Money Vested Company Option, when, as and if any of the following become payable pursuant to the terms of this Agreement: (1) an amount in cash equal to the Common Stock Per Share Adjustment Amount, (2) an amount in cash equal to the Common Stock Per Share Unused Escrow Amount, (3) an amount in cash equal to the Common Stock Per Share 1st Milestone Payment Amount, (4) an amount in cash equal to the Common Stock Per Share 2nd Milestone Payment Amount, (5) an amount in cash equal to the Common Stock Per Share 3rd Milestone Payment Amount, (6) an amount in cash equal to the Common Stock Per Share 4th Milestone Payment Amount and (7) an amount in cash equal to the Common Stock Per Share Stockholder Representative Surplus Amount, in each case when, as and if payable pursuant to the terms of this Agreement;
(B)    a Partially In-the-Money Vested Company Option that is outstanding and unexercised immediately prior to the Effective Time: (I) to have such Partially In-the-Money Vested Company Option converted into a number of shares of Company Common Stock equal to the quotient of (1) the excess of (x) the Per Share Estimated Fair Market Value over (y) the exercise price per share of such

Partially In-the-Money Vested Company Option divided by (2) the Per Share Estimated Fair Market Value and (II) to receive, with respect to each such share of Company Common Stock (of the number of shares calculated pursuant to clause (I)), the consideration to be received in respect of each share of Company Common Stock pursuant to Section 2.1(c)(i) when, as and if paid in accordance with this Agreement; and
The Company agrees that the Board of Directors of the Company (or, if appropriate, any committee administering the Company Options) shall adopt such resolutions or take such other actions as may be required (including obtaining any required consents) to effect the transactions described in this Section 2.1(d)(i) as of the Effective Time.
(ii)    At the Effective Time, each then outstanding Unvested Company Option shall cease to represent a right to acquire Company Common Stock, shall be converted automatically into an option to purchase shares of Buyer common stock, and Buyer shall assume each such option subject to this Section 2.1(d)(ii). At the Effective Time, each Unvested Company Option shall continue to have, and be subject to, the same terms and conditions set forth in the applicable Company Stock Plan and the agreement evidencing the grant thereof immediately prior to the Effective Time, including provisions with respect to vesting, except that: (i) such option will be exercisable for that number of whole shares of Buyer common stock equal to the product (rounded down to the nearest whole share) of (A) the number of shares of Company Common Stock that were issuable upon exercise of such Unvested Company Option immediately prior to the Effective Time multiplied by (B) the Exchange Ratio; and (ii) the per share exercise price of each such Unvested Company Option shall be adjusted by dividing (x) the per share exercise price of each such Unvested Company Option immediately prior to the Effective Time by (y) the Exchange Ratio, and rounding up to the nearest cent. The terms of each Unvested Company Option shall, in accordance with its terms, be subject to further adjustment as appropriate to reflect any stock split, stock dividend, recapitalization, or other similar transaction with respect to Buyer common stock after the Effective Time. The Company agrees that the Board of Directors of the Company (or, if appropriate, any committee administering the Company Options) shall adopt such resolutions or take such other actions as may be required (including obtaining any required consents) to effect the transactions described in this Section 2.1(d)(ii) as of the Effective Time.
(iii)    At the Effective Time, each then outstanding Underwater Company Option shall terminate and be cancelled without any consideration being payable in respect thereof.
(e)    Treatment of Company Warrants.
(i)    At the Effective Time, and without any further action on the part of Buyer, Merger Sub or the Company, each outstanding Company Warrant shall terminate and be cancelled, and the holder thereof shall not be entitled to receive any consideration other than cash consideration (if any). For the avoidance of doubt, no Company Warrants shall be assumed by Buyer pursuant to the Merger.

(ii)    Prior to the Effective Time, the Company shall use commercially reasonable efforts to effect that at the Effective Time, and without any further action on the part of Buyer or Merger Sub, holders of outstanding Company Warrants that were not exercised (or deemed to automatically be exercised on a Net Basis) prior to the Effective Time shall receive no consideration in respect of such Company Warrants pursuant to this Agreement.
(iii)    Prior to the Effective Time, the Company shall use commercially reasonable efforts to cause, at the Effective Time, and without any further action on the part of Buyer, Merger Sub or the Company, each holder of:
(A)    an outstanding Company Common Stock Warrant (other than an Underwater Company Warrant) (I) to have such Company Common Stock Warrant converted into a number of shares of Company Common Stock equal to the quotient of (1) the excess of (x) the Per Share Estimated Fair Market Value over (y) the exercise price per share of such Company Common Stock Warrant divided by (2) the Per Share Estimated Fair Market Value and (II) to receive, with respect to each such share of Company Common Stock (of the number of shares calculated pursuant to clause (I)), the consideration to be received in respect of each share of Company Common Stock pursuant to Section 2.1(c)(i) when, as and if paid in accordance with this Agreement;
(B)    an outstanding Series A Warrant (other than an Underwater Company Warrant) (I) to have such Series A Warrant converted into a number of shares of Company Series A Preferred Stock equal to the quotient of (1) the excess of (x) the product of the Per Share Estimated Fair Market Value and 6.641 over (y) the exercise price per share of such Series A Warrant divided by (2) the product of the Per Share Estimated Fair Market Value and 6.641 and (II) to receive, with respect to each such share of Company Series A Preferred Stock (of the number of shares calculated pursuant to clause (I)), the consideration to be received in respect of each share of Company Series A Preferred Stock pursuant to Section 2.1(c)(ii) when, as and if paid in accordance with this Agreement;
(C)    (I) an outstanding Series B Warrant whose exercise price is less than or equal to the Series B Per Share Closing Amount, to receive, with respect to each share of Company Series B Preferred Stock subject to such Series B Warrant, the consideration to be received in respect of each share of Company Series B Preferred Stock pursuant to Section 2.1(c)(iii) when, as and if paid in accordance with this Agreement minus, with respect to the payment to be made promptly following the Effective Time, the per share exercise price of such Series B Warrant (for the avoidance of doubt, with respect to each such share of Company Series B Preferred Stock) and (II) an outstanding Series B Warrant (other than an Underwater Company Warrant) whose exercise price per share is greater than the Series B Per Share Closing Amount (xx) to have such Series B Warrant converted into a number of shares of Company Series B Preferred Stock equal to the quotient of (1) the excess of (x) the product of the Per Share Estimated Fair

Market Value and 7.87 over (y) the exercise price per share of such Series B Warrant divided by (2) the product of the Per Share Estimated Fair Market Value and 7.87 and (yy) to receive, with respect to each such share of Company Series B Preferred Stock (of the number of shares calculated pursuant to clause (xx)), the consideration to be received in respect of each share of Company Series B Preferred Stock pursuant to Section 2.1(c)(iii) when, as and if paid in accordance with this Agreement; and
(D)    (I) an outstanding Series C Warrant whose exercise price is less than or equal to the Series C Per Share Closing Amount, to receive, with respect to each share of Company Series C Preferred Stock subject to such Series C Warrant, the consideration to be received in respect of each share of Company Series C Preferred Stock pursuant to Section 2.1(c)(iv) when, as and if paid in accordance with this Agreement minus, with respect to the payment to be made promptly following the Effective Time, the per share exercise price of such Series C Warrant (for the avoidance of doubt, with respect to each such share of Company Series C Preferred Stock) and (II) an outstanding Series C Warrant (other than an Underwater Company Warrant) whose exercise price per share is greater than the Series C Per Share Closing Amount (xx) to have such Series C Warrant converted into a number of shares of Company Series C Preferred Stock equal to the quotient of (1) the excess of (x) the Per Share Estimated Fair Market Value over (y) the exercise price per share of such Series C Warrant divided by (2) the Per Share Estimated Fair Market Value and (yy) to receive, with respect to each such share of Company Series C Preferred Stock (of the number of shares calculated pursuant to clause (xx)), the consideration to be received in respect of each share of Company Series C Preferred Stock pursuant to Section 2.1(c)(iv) when, as and if paid in accordance with this Agreement.
(f)    At the Effective Time, the holder of each then outstanding Underwater Company Warrant shall not be entitled to any consideration in respect thereof.
(g)    In calculating the consideration payable under this Article II, Buyer shall be entitled to rely on the representations and warranties contained in Section 3.22 and the Closing Date Allocation Schedule. Notwithstanding the forgoing, in no event shall Buyer be required to fund an amount in excess of (i) the sum of (w) the Final Closing Cash Consideration, (x) the Type 1 Milestone Payment if achieved, (y) the Type 2 Milestone Payment if achieved and (z) the Financial Metric Milestone Payments to the extent achieved reduced by (ii) any indemnity amount set off against any Milestone Payment in accordance with the terms of this Agreement.
(h)    An illustrative schedule of the allocation of the Merger consideration, at Closing and upon the payment of the Milestone Payments, is attached as Schedule 2.1(h). Such schedule is attached for illustrative purposes only and makes various simplifying assumptions, including the maximum achievement of all Milestone Events and the absence of any indemnification claims.

2.2    Payment Fund    . The procedures for exchanging outstanding shares of Company Stock for the consideration to be paid to the holders of such Company Stock in connection with the Merger are as follows:
(a)    Paying Agent. At or prior to the Effective Time, Buyer shall deposit the Payment Fund with the Paying Agent, for the benefit of the Company Equityholders (other than Dissenting Shares) in accordance with this Section 2.2.
(b)    Exchange Procedures. Promptly (and in any event within three (3) Business Days) after the Effective Time, Buyer shall cause the Paying Agent to mail to each holder of record of a Share Certificate or Book Entry (i) a letter of transmittal in substance and form reasonably satisfactory to Buyer (“Letter of Transmittal”) and (ii) instructions for effecting the surrender of the Share Certificates and shares of Company Stock represented by Book Entries in exchange for the applicable consideration payable with respect thereto; provided, that Buyer shall assist the Company in developing arrangements for the delivery of such materials to the Principal Equityholders to facilitate the payment of the consideration specified in Sections 2.1(c) immediately following the Effective Time. Upon surrender of a Share Certificate for cancellation to the Paying Agent or shares of Company Stock represented by a Book Entry, in either case, together with a duly executed Letter of Transmittal, the holder of such Share Certificate or shares of Company Stock represented by such Book Entry shall be paid the consideration specified in Section 2.1(c), as applicable, in exchange therefor. In the case of any shares of Company Stock represented by a Share Certificate, if any consideration in respect of shares of Company Stock is to be paid under this Section 2.2 to a Person other than the Person in whose name the Share Certificate surrendered in exchange therefor is registered, it shall be a condition to such exchange that the Person requesting such exchange shall pay to the Surviving Corporation any Transfer Taxes or other Taxes required by reason of the payment of such consideration to a Person other than the registered holder of the Share Certificate so surrendered, or such Person shall establish to the reasonable satisfaction of the Surviving Corporation that such Tax has been paid or is not applicable. Until surrendered as contemplated by this Section 2.2, each Share Certificate and each share of Company Stock represented by a Book Entry shall be deemed at any time after the Effective Time to represent only the right to receive upon such surrender the amount and type of consideration into which such shares of Company Stock have been converted pursuant to this Agreement. No interest will be paid or will accrue on any such amounts.
(c)    Allocation Schedules. The “Initial Allocation Schedule” attached hereto as Exhibit D sets forth, as of the date hereof, the following information with respect to each Company Equityholder: (i) the name and the mailing address of such Company Equityholder as reflected on the stock transfer or other corporate records of the Company; (ii) (A) with respect to each Share Certificate representing shares of Company Stock or Book Entry Shares held by such Company Equityholder, (x) the number and class or series of Company Common Stock, Company Series A Preferred Stock, Company Series B Preferred Stock, Company Series C Preferred Stock, Company Series C-1 Preferred Stock and Company Series D Preferred Stock represented by such Share Certificate or applicable Book Entry and (y) the number of shares of Company Common Stock into which such Company Preferred Stock is convertible, (B) with respect to each Company Option held by such Company Equityholder, the number of shares of Company Common Stock underlying such Option and the per share exercise price thereof, (C) with respect to each Company Common Stock Warrant held by such Company Equityholder, the number of shares of Company Common Stock underlying such Company Common Stock Warrants and the per share exercise price thereof, (D) with respect to each Company Preferred Stock Warrant held by such Company Equityholder, (x) the number of shares and type of Company Preferred Stock underlying such Company Preferred Stock Warrants and the per share exercise price thereof and (y) the number of shares of Company Common Stock into which such shares of Company Preferred Stock would be convertible; and (E) the aggregate number of shares of Company Common Stock held by such Company Equityholder, assuming the conversion of the Company Preferred Stock, the exercise of the Company Options, the exercise of the Company Common Stock Warrants, and the exercise and subsequent conversion to Company Common Stock of the Company Preferred Stock Warrants, in each case, held by such Company Equityholder, (iii) the Number of Fully Diluted Shares, the Number of Fully Diluted Vested Shares and the Number of Fully Diluted Unvested Shares. The Company shall deliver to Buyer and the Paying Agent, at least three (3) Business Days prior to Closing, an update to the Initial Allocation Schedule (as so updated, the “Closing Date Allocation Schedule”), which (I) shall contain, in addition to the information described in clauses (i), (ii) and (iii) the previous sentence, the consideration due to each such Company Equityholder pursuant to Sections 2.1(c), 2.1(d) and 2.1(e) at Closing, on the Escrow Release Date (assuming the full disbursement of the Escrow Amount), upon the payment of the maximum amount (as applicable) of each Milestone Payment and upon the distribution of the Stockholder Representative Amount Surplus (assuming such amount equals the Stockholder Representative Expense Amount), in each case, assuming the payment of such amounts to the Paying Agent in accordance with the terms of this Agreement and (II) shall be consistent with the terms of this Agreement.
(d)    No Further Ownership Rights in Company Stock. All Merger consideration paid or payable upon the surrender for exchange of Share Certificates or Book Entries evidencing shares of Company Stock (including, in each case, any Milestone Payments payable with respect thereto) in accordance with the terms hereof shall be deemed to have been paid in satisfaction of all rights pertaining to such shares of Company Stock. From and after the Effective Time the stock transfer books of the Company shall be closed and there shall be no further registration of transfers on the stock transfer books of the Surviving Corporation of the shares of Company Stock which were outstanding immediately prior to the Effective Time. At the Effective Time, all shares of Company Stock issued and outstanding immediately prior to the Effective Time shall no longer be outstanding and shall automatically be cancelled and retired and shall cease to exist, and each holder of a certificate or Book Entry representing any such shares of Company Stock shall cease to have any rights with respect thereto, except, in the case of any such shares of Company Stock other than Dissenting Shares, for the right to receive the amount and type of consideration as set forth in this Article II.
(e)    Termination of Payment Fund. Any portion of the Payment Fund which remains undistributed to the holders of Company Stock for six (6) months after the Effective Time and any earnings on the Payment Fund shall be delivered to Buyer (subject to abandoned property, escheat or similar Law), upon demand, and any holder of Company Stock who has not previously complied with this Section 2.2 shall look only to Buyer and the Surviving Corporation (subject to abandoned property, escheat or similar Law) for the consideration that such holder has the right to receive pursuant to the provisions of this Article II.
(f)    No Liability. To the extent permitted by applicable Law, none of Buyer, Merger Sub, the Company, the Surviving Corporation, the Paying Agent, their Affiliates, or their respective directors, officers, employees or agents shall be liable to any holder of shares of Company Stock delivered to a public official pursuant to any applicable abandoned property, escheat or similar Law.
(g)    Withholding Rights. Each of the Paying Agent, Buyer and the Surviving Corporation (and its payroll agent) shall be entitled to deduct and withhold from the consideration otherwise payable pursuant to this Agreement to the Company Equityholders such amounts as it is required to deduct and withhold with respect to the making of such payment under the Code, or any other applicable state, local or foreign Tax Law. To the extent that amounts are so deducted or withheld by the Paying Agent, Buyer or the Surviving Corporation (or its payroll agent), as the case may be, such withheld amounts shall be (i) remitted by the Paying Agent, Buyer or the Surviving Corporation, as the case may be, to the applicable Governmental Entity, and (ii) deducted and treated for all purposes of this Agreement as having been paid to such Company Equityholder in respect of which such deduction and withholding was made by the Paying Agent, Buyer or the Surviving Corporation, as the case may be.
(h)    Transfer Taxes. All Transfer Taxes, arising out of, or in connection with, the transactions effected pursuant to this Agreement shall be borne equally by Buyer on the one hand, and the Company Equityholders, on the other hand. The party required to file any Tax Return related to Transfer Taxes shall file such Tax Return and pay any Transfer Taxes and the other party or parties shall reimburse the paying party for its share of Transfer Taxes within ten (10) days of written request. Buyer shall have the right to claim from the Escrow Fund any Transfer Taxes to be borne by the Company Equityholders.
(i)    Lost Certificates. If any Share Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit, and if requested by Buyer, the delivery of an indemnification agreement or bond in a form reasonably acceptable to Buyer, of that fact by the Person claiming such Share Certificate to be lost, stolen or destroyed, the Paying Agent shall issue in exchange for such lost, stolen or destroyed Share Certificate the applicable consideration specified in Section 2.1 with respect to the shares of Company Stock evidenced by such Share Certificates.
2.3    Closing Estimates; Payments and Deliveries at Closing    .
(c)    No later than three (3) Business Days prior to the Closing Date, the Company shall prepare and deliver to Buyer a statement (the “Preliminary Closing Statement”), certified on behalf of the Company by the Chief Financial Officer of the Company, setting forth in reasonable detail the Company’s good faith estimates of: (i) the Closing Cash (such estimate, the “Estimated Closing Cash”), (ii) the Company Transaction Expenses (such estimate, the “Estimated Company Transaction Expenses”) and (iii) the Closing Indebtedness (such estimate, the “Estimated Closing Indebtedness“). If Buyer reasonably objects to the estimates provided by the Company, the amount in dispute is in excess of $500,000 and Buyer provides supporting detail for such objection, then fifty percent (50%) of the disputed amount in excess of $500,000 shall be deposited with the Escrow Agent to be held in accordance with the Escrow Agreement and shall be distributed within two (2) Business Days following the Determination Date in a manner consistent with Section 2.5 of this Agreement.
(d)    At the Closing, Buyer shall:
(i)    deposit, or cause the Surviving Corporation to deposit, with the Payment Agent the Payment Fund in accordance with Section 2.2(a) and the Paying Agent Agreement;
(ii)    deposit, or cause the Surviving Corporation to deposit, with the Escrow Agent an amount in cash equal to the Escrow Amount in accordance with the Escrow Agreement;
(iii)    pay, or cause the Surviving Corporation to pay, the Stockholder Representative Expense Amount to the Stockholder Representative Fund, to the account designated by the Stockholder Representative in writing to Buyer no later than three (3) Business Days prior to the Closing Date, to be held and disbursed in accordance with Section 2.7;
(iv)    pay, or cause the Surviving Corporation to pay, on behalf of the Company, to the account or accounts designated by the Pay-Off Letters obtained in accordance with Section 6.10, an amount in the aggregate equal to the Closing Indebtedness as set forth in the Preliminary Closing Statement; and
(v)    pay, or cause the Surviving Corporation to pay, on behalf of the Company, an amount in the aggregate equal to the Estimated Company Transaction Expenses, as set forth in the Preliminary Closing Statement.
(e)    All payments to be made from the Payment Fund (i) pursuant to Section 2.2 to the former holders of Company Stock for which a Share Certificate has been properly surrendered or Book Entry Stock properly surrendered (in each case, other than Dissenting Shares) and (ii) pursuant to Section 2.8(a) to the holders of the Company Preferred Stock Warrants shall be made by the Payment Agent by check, or at the option and expense of the applicable holder in the case of any payment of $500,000 or more, by wire transfer of immediately available funds to the account set forth in the applicable Letter of Transmittal promptly following the proper surrender thereof to the Payment Agent.
2.4    Closing Adjustment Amount    .
(a)    Within sixty (60) days after the Closing Date, Buyer shall cause to be prepared and delivered to the Stockholder Representative a statement (the “Final Closing Statement”) setting forth Buyer’s determination of (i) the Closing Cash, (ii) the Company

Transaction Expenses and (iii) the Closing Indebtedness, in each case, along with supporting detail to evidence the calculations of such amounts.
(b)    After the delivery of the Final Closing Statement, at the Stockholder Representative’s request, Buyer shall cause the Surviving Corporation and its Subsidiaries, including their respective Representatives, to reasonably assist the Stockholders Representative in its review of the Final Closing Statement and shall provide to the Stockholder Representative and its Representatives reasonable access to such information relating to the Final Closing Statement they may reasonably request for such purpose.
(c)    Unless the Stockholder Representative notifies Buyer in writing within 30 days after Buyer’s delivery of the Final Closing Statement of any objection to Buyer’s calculations of the Closing Cash, the Company Transaction Expenses or the Closing Indebtedness (such written notice, a “Notice of Objection”), the Final Closing Statement shall be final and binding for all purposes hereunder (it being understood that an objection to one or more of the foregoing amounts shall not prevent any other amount from becoming final and binding for all purposes hereunder). Any Notice of Objection shall specify in reasonable detail the basis for the objections set forth therein and shall include the Stockholder Representative’s calculation of any amounts that are disputed by such Notice of Objection (the “Disputed Amounts”) to the extent that such amounts may be determined. If the Stockholder Representative provides such Notice of Objection to Buyer within such 30-day period, Buyer and the Stockholder Representative shall, during the 30-day period following the Stockholder Representative’s delivery of such Notice of Objection to Buyer, attempt in good faith to resolve any Disputed Amounts. If Buyer and the Stockholder Representative are unable to resolve all such Disputed Amounts within such period, the matters remaining in dispute shall be submitted to a nationally recognized public accounting firm mutually agreed upon by Buyer and the Stockholder Representative (such accounting firm being referred to herein as the “Independent Accountant”). Buyer and the Stockholder Representative shall instruct the Independent Accountant to render its decision within sixty (60) days of its selection. The Surviving Corporation and the Stockholder Representative shall each furnish to the Independent Accountant such work papers and other documents and information relating to the Disputed Amounts as the Independent Accountant may request. The resolution of the Disputed Amounts by the Independent Accountant shall be final and binding, and the determination of the Independent Accountant shall constitute an arbitral award that is final, binding and unappealable and upon which a judgment may be entered by a court having jurisdiction thereover.
(d)    The date on which the Company Transaction Expenses, the Closing Indebtedness and the Closing Cash are finally determined in accordance with Section 2.4(c) is hereinafter referred as to the “Determination Date.” Buyer and the Stockholder Representative (solely on behalf of the Company Equityholders and in its capacity as the Stockholder Representative, not in its individual capacity) shall each pay their own costs and expenses incurred in connection with the resolution of the Disputed Amounts; provided, that the fees and expenses of the Independent Accountant shall be allocated between Buyer and the Stockholder Representative in the same proportion that the total amount of the Disputed Amounts submitted to the Independent Accountant that is unsuccessfully disputed by each such party (as finally determined by the Independent Accountant) bears to the total amount of the Disputed Amounts so submitted by each such party.
(e)    Within two (2) Business Days following the Determination Date, (i) if the Final Closing Cash Consideration exceeds the Estimated Closing Cash Consideration (the amount of such excess, the “Closing Adjustment Amount,” which amount, if less than $25,000, shall be deemed to be zero), then Buyer shall pay to the Paying Agent for distribution to the former holders of Company Stock, Vested Company Options and Company Warrants, the portion of the Closing Adjustment Amount to which such holders are entitled pursuant to Section 2.1(c), 2.1(d) or 2.1(e), respectively, and (ii) if the Estimated Closing Cash Consideration exceeds the Final Closing Cash Consideration (the amount of such excess, the “Downward Closing Adjustment Amount,” which amount, if less than $25,000, shall be deemed to be zero), then Buyer shall be entitled to receive promptly a payment in cash out of the Escrow Fund in an amount equal to the Downward Closing Adjustment Amount.
2.5    Release of Escrow Amount    .
(a)    On the date that is eighteen (18) months after the Closing Date (the “Escrow Release Date”), the Escrow Fund shall be disbursed in accordance with this Section 2.5 and the Escrow Agreement.
(b)    The amount necessary to satisfy any claim pending and set forth in a claim for indemnification as of the Escrow Release Date shall be retained by the Escrow Agent and held pursuant to the Escrow Agreement until the resolution of such claim (any such retained amount, a “Holdback Amount”) and the balance of the Escrow Fund (less any amount that the Stockholder Representative may determine in its sole discretion should be held in the Escrow Fund in order to pay any expenses that may be incurred by the Stockholder Representative in connection with the resolution of any such claim pending as of the Escrow Release Date or otherwise in connection with its acting as the Stockholder Representative) shall be paid to the Paying Agent for distribution to the Company Equityholders promptly following the Escrow Release Date in accordance with Section 2.5(c). Promptly following the resolution of any claim in respect of which a Holdback Amount was retained in the Escrow Fund, the portion thereof that is not disbursed to Buyer as a result of the resolution of such claim or disbursed to the Stockholder Representative or continued to be retained in the Escrow Fund in respect of the Stockholder Representative’s expenses pursuant to the Escrow Agreement shall be distributed to Company Equityholders promptly following such resolution in accordance with Section 2.5(c).
(c)    Any amounts released from the Escrow Fund for distribution to the Company Equityholders (other than in respect of Stockholder Representative’s expenses) at any time (including on the Escrow Release Date), and from time to time, pursuant to Section 2.5 are referred to, individually and collectively, as the “Unused Escrow Payment.” The Escrow Agent shall pay the Unused Escrow Payment to the Paying Agent for distribution to the former holders of Company Stock, Vested Company Options and Company Warrants, the portion of the Unused Escrow Payment to which such holders are entitled pursuant to Section 2.1(c), 2.1(d) or 2.1(e), respectively.

2.6    Dissenting Shares    .
(a)    Notwithstanding anything to the contrary contained in this Agreement, Dissenting Shares shall not be converted into or represent the right to receive the Merger consideration in accordance with Section 2.1, but shall be entitled only to such rights as are granted by the DGCL or Chapter 13 of the California Corporations Code (the “CCC”), as applicable, to a holder of Dissenting Shares.
(b)    If any Dissenting Shares shall lose their status as such (through failure to perfect statutory appraisal rights or otherwise), then, as of the later of the Effective Time or the date of loss of such status, such shares shall automatically be converted into and shall represent only the right to receive the applicable consideration specified in Section 2.1 with respect to such shares, without interest thereon, upon proper surrender of the Share Certificate or Book Entry representing such shares, as applicable, in the manner specified in Section 6.2.
(c)    The Company shall give Buyer: (i) prompt written notice of any written demand for appraisal received by the Company prior to the Effective Time pursuant to the DGCL or CCC, any notice of withdrawal of any such demand and any other demand, notice or instrument delivered to the Company prior to the Effective Time pursuant to the DGCL or CCC that relate to such demand and (ii) the opportunity to participate in all negotiations and proceedings with respect to any such demand, notice or instrument. The Company shall not make any payment or settlement offer prior to the Effective Time with respect to any such demand, notice or instrument unless Buyer shall have given its written consent to such payment or settlement offer.
2.7    Stockholder Representative    .
(a)    By their approval of the Merger and adoption of this Agreement and/or their acceptance of any consideration pursuant to this Agreement, each Company Equityholder individually appoints the Stockholder Representative as its representative, attorney-in-fact and agent in connection with the transactions contemplated by this Agreement. In connection therewith, the Stockholder Representative is authorized to do or refrain from doing all further acts and things, and to execute all such documents as the Stockholder Representative shall deem necessary or appropriate, and shall have the power and authority to:
(i)    act for the Company Equityholders with regard to all matters relating to this Agreement and any Ancillary Document (including the Escrow Agreement);
(ii)    act for the Company Equityholders in connection with any dispute or litigation involving this Agreement or the transactions contemplated hereby;
(iii)    execute and deliver all amendments, waivers, ancillary agreements, certificates and documents that the Stockholder Representative deems necessary or appropriate in connection with the consummation of the transactions contemplated by this Agreement;

(iv)    facilitate the disbursement of funds to the Company Equityholders and, with respect to the Stockholder Representative Fund, receive funds, make payments of funds, and give receipts for funds;
(v)    do or refrain from doing any further act or deed on behalf of the Company Equityholders that the Stockholder Representative deems necessary or appropriate in its discretion relating to the subject matter of this Agreement as fully and completely as the Company Equityholders could do if personally present;
(vi)    give and receive all notices required to be given or received by the Company Equityholders under this Agreement; and
(vii)    receive service of process in connection with any claims under this Agreement.
(b)    All decisions and actions by the Stockholder Representative shall be binding upon all Company Equityholders, and no Company Equityholder shall have the right to object, dissent, protest or otherwise contest the same.
(c)    At the Effective Time, Buyer shall pay the Stockholder Representative Expense Amount to the Stockholder Representative, which Stockholder Representative Expense Amount shall be maintained by the Stockholder Representative in a segregated account. The Stockholder Representative shall be reimbursed for reasonable out-of-pocket expenses incurred in the performance of its duties (including the reasonable fees and expenses of counsel) under this Agreement from the Stockholder Representative Fund and, if such fund is insufficient to pay such expenses, from the first proceeds from Milestone Payments otherwise available for distribution to the Company Equityholders. Upon the determination of the Stockholder Representative that the Stockholder Representative Fund is no longer necessary in connection with any dispute regarding Milestone Payments, the remaining amount, if any, in the Stockholder Representative Fund (the “Stockholder Representative Account Surplus”) shall be paid to the Paying Agent for distribution to the former holders of Company Stock, Vested Company Options and Company Warrants the portion of the Stockholder Representative Account Surplus to which such holders are entitled pursuant to Section 2.1(c), 2.1(d) or 2.1(e), respectively. The Company Equityholders will not receive any interest or earnings on the Stockholder Representative Fund and irrevocably transfer and assign to the Stockholder Representative any ownership right that they may otherwise have had in any such interest or earnings. The Stockholder Representative will not be liable for any loss of principal of the Stockholder Representative Fund other than as a result of its gross negligence or willful misconduct. The Stockholder Representative Fund shall not be used for any other purpose and shall not be available to Buyer to satisfy any claims hereunder.
(d)    The Stockholder Representative shall act for the Company Equityholders on all of the matters set forth in this Agreement in the manner the Stockholder Representative believes to be in the best interest of the Company Equityholders. The Stockholder Representative is authorized to act on behalf of the Company Equityholders notwithstanding any dispute or disagreement among the Company Equityholders. In taking any actions as

Stockholder Representative, the Stockholder Representative may rely conclusively, without any further inquiry or investigation, upon any certification or confirmation, oral or written, given by any Person the Stockholder Representative reasonably believes to be authorized thereunto. The Stockholder Representative may, in all questions arising hereunder, rely on the advice of counsel, and the Stockholder Representative shall not be liable to any of the parties hereto or to any Company Equityholder for anything done, omitted or suffered in good faith by the Stockholder Representative based on such advice. The Stockholder Representative undertakes to perform such duties and only such duties as are specifically set forth in this Agreement and no implied covenants or obligations shall be read into this Agreement against the Stockholder Representative. The Stockholder Representative shall not have any liability to any of the parties hereto or the Company Equityholders for any act done or omitted hereunder as Stockholder Representative while acting in good faith. The Stockholder Representative shall be indemnified by the Company Equityholders from and against any loss, liability or expense and arising out of or in connection with the acceptance or administration of its duties hereunder, in each case as such loss, liability or expense is suffered or incurred; provided, that in the event that any such loss, liability or expense is finally adjudicated to have been primarily caused by the bad faith of the Stockholder Representative, the Stockholder Representative will reimburse the Company Equityholders the amount of such indemnified loss, liability or expense attributable to such bad faith. Any such claim for indemnification shall be satisfied first from the Stockholder Representative Fund and, if such fund is insufficient to satisfy any such loss, liability or expense, from the first proceeds from Milestone Payments otherwise available for distribution to the Company Equityholders or by a claim against the Company Equityholders (with each Company Equityholder liable for its pro rata share of any such claim, calculated on the basis of the share of any Stockholder Representative Account Surplus to which such Company Equityholder would be entitled).
(e)    The Company and Buyer shall provide the Stockholder Representative with (i) reasonable access to relevant information of the Company and Buyer and (ii) reasonable assistance from the Company’s and Buyer’s employees for purposes of evaluating the information provided, and performing its duties and exercising its rights, pursuant to Section 2.7(d); provided, that the Stockholder Representative shall treat confidentially and not disclose any nonpublic information from or about the Company to anyone except (i) in connection with any disputes arising out of or in connection with this Agreement or (ii) where reasonably determined by the Stockholder Representative to be necessary or appropriate for the performance of the Stockholder Representative’s functions pursuant to this Agreement, to individuals that agree to treat such information confidentially.
(f)    In the event the Stockholder Representative becomes unable to perform its responsibilities hereunder or resigns from such position, the Company Equityholders (acting by a written instrument signed by the Required Stockholders) shall select another representative to fill the vacancy of the Stockholder Representative, and such substituted representative shall be deemed to be the Stockholder Representative for all purposes of this Agreement. The Stockholder Representative may only be removed upon delivery of written notice to Buyer signed by the Required Stockholders.

(g)    For all purposes of this Agreement:
(i)    Buyer shall be entitled to rely conclusively on the instructions and decisions of the Stockholder Representative as to the settlement of any disputes or claims under this Agreement or any other actions required or permitted to be taken by the Stockholder Representative hereunder, and no party hereunder shall have any cause of action against Buyer for any action taken by Buyer in reliance upon the instructions, decisions of or actions of the Stockholder Representative;
(ii)    the provisions of this Section 2.7 are independent and severable, are irrevocable and coupled with an interest and shall be enforceable notwithstanding any rights or remedies that any Company Equityholder may have in connection with the transactions contemplated by this Agreement; and
(iii)    the provisions of this Section 2.7 shall be binding upon the executors, heirs, legal representatives, personal representatives, successor trustees and successors of each Company Equityholder, and any references in this Agreement to a Company Equityholder shall mean and include the successors to the rights of each applicable Company Equityholder hereunder, whether pursuant to testamentary disposition, the Laws of descent and distribution or otherwise.
2.8    Treatment of Company Options and Company Warrants    .
(a)    As soon as practicable following the execution of this Agreement and subject to Buyer’s approval, which will not be unreasonably withheld, the Company shall mail to each holder of a Company Option a letter describing the treatment of such Company Option, pursuant to Section 2.1(d). As promptly as practicable following the Effective Time (but in no event later than five (5) Business Days after the Effective Time), Buyer shall pay to each holder of In-the-Money Vested Company Options the applicable consideration described in Section 2.1(d)(i)(A)(I). Buyer shall pay to each former holder of In-the-Money Vested Company Options each additional payment of the consideration described in Section 2.1(d)(i)(A)(II) concurrently with the payment of such consideration to the former holders of Company Stock. Buyer shall make payments to each former holder of Partially In-the-Money Vested Company Options in accordance with Section 2.1(d)(i)(B).
(b)    As soon as practicable following the execution of this Agreement and subject to Buyer’s approval, which will not be unreasonably withheld, the Company shall mail to each holder of a Company Warrant a letter describing the treatment of such Company Warrant, pursuant to this Agreement and the transactions contemplated hereby. As promptly as practicable (but in no event later than five (5) Business Days) following the Effective Time, Buyer shall cause the Paying Agent to pay to each holder of a Company Warrant the applicable consideration described in Section 2.1(e)(iii), with respect to payments to be made in connection with the Closing for the applicable series of Company Preferred Stock. Buyer shall pay to each former holder of Company Warrants each additional payment of the consideration described in Section 2.1(e)(iii) concurrently with the payment of such consideration to the former holders of Company Preferred Stock.

2.9    Contingent Consideration.
(a)    Milestones; Notice of Achievement. Buyer shall provide written notice to the Stockholder Representative of the achievement by or on behalf of Buyer or its Affiliates of each of the “Milestone Events” set forth in Schedule 2.9(a) (each a “Milestone”) as promptly as reasonably practicable after the achievement thereof, and shall pay the corresponding payment (none of which payments shall be paid more than one time) in accordance with the terms of Schedule 2.9(a).
(b)    Diligence. Following the Closing, Buyer shall, or shall cause one or more of its Affiliates to use Commercially Reasonable Efforts to achieve the Milestone Events described in Schedule 2.9(a).
(c)    Recordkeeping. Until such time as no further contingent consideration payments may be payable pursuant to this Section 2.9 (the “Audit Period”), and thereafter as needed for any audit requested during the Audit Period, Buyer shall, and shall direct each of its applicable Affiliates to, keep complete and accurate books and records to the extent necessary to ascertain properly and to verify the payments owed hereunder.
(d)    Information Rights; Duty to Notify.
(i)    Buyer shall provide those information rights to the Stockholder Representative as set forth in Schedule 2.9(d).
(ii)    In the event that Buyer determines that a Milestone will not be achieved, Buyer shall promptly notify the Stockholder Representative in writing of such determination and, if the Stockholder Representative so requests in writing, shall provide the Stockholder Representative and its advisors with reasonable access to the appropriate representatives of Buyer to discuss such determination. If the Stockholder representative requests in writing, Buyer shall provide reasonable access to further information that is reasonably requested by the Stockholder Representative.
(e)    Payments.
(iv)    Following the achievement of a Milestone, the applicable Milestone Payment shall be paid in accordance with Schedule 2.9(e).
(v)     The parties understand and agree that (A) the Company Equityholders have no rights as a security holder of the Surviving Corporation or Buyer as a result of their right to receive the consideration payments contemplated by this Section 2.9 and (B) no interest is payable as additional consideration with respect to any of the contingent consideration contemplated by this Section 2.9. For the avoidance of doubt, more than one Milestone Payment may become payable at any time. By way of example, if multiple Milestones are achieved in the same period, each respective Milestone Payment shall become due and payable in accordance with the provisions of this Agreement.

(f)    Assignment of Obligations. In the event the Surviving Corporation or its successor or assign (a) consolidates with or merges into any other Person and shall not be the continuing or surviving corporation or entity in such consolidation or merger or (b) transfers all or substantially all of its properties and assets to any Person, then, and in each case, proper provision shall be made so that the successor and assign of the Surviving Corporation shall honor the obligations set forth with respect to the surviving corporation and Buyer in this Section 2.9.
ARTICLE III

REPRESENTATIONS AND WARRANTIES OF THE COMPANY
The Company represents and warrants to Buyer and Merger Sub that the statements contained in this Article III are true and correct as of the date hereof and as of the Closing Date, except as set forth in the Company Disclosure Letter.
3.1    Organization, Standing and Power    . The Company is a corporation duly organized, validly existing and in good standing under the Laws of the State of Delaware, has all requisite corporate power and authority to own, lease and operate its properties and assets and to carry on its business as now being conducted and is duly licensed or qualified to do business and is in good standing as a foreign corporation in each jurisdiction in which the character of the properties it owns, operates or leases or the nature of its activities makes such qualification necessary, except for such failures to be so licensed or qualified that, individually or in the aggregate, would not reasonably be expected to result in a Company Material Adverse Effect. A list of the jurisdictions in which the Company is so qualified is set forth in Section 3.1 of the Company Disclosure Letter. The Company has made available to Buyer prior to the date hereof copies of its certificate of incorporation and by-laws (the “Constituent Documents”) as in effect on the date of this Agreement including all amendments thereto, all of which are accurate and complete. The Constituent Documents of the Company are in full force and effect, and the Company is not in violation of any of the provisions of its Constituent Documents. The minute books of the Company for the period on and after January 1, 2009 to the date of this Agreement (which have been made available to Buyer prior to the date hereof) are accurate and complete in all material respects.
3.2    Capitalization    .
(f)    The authorized capital stock of the Company, as of the date of this Agreement, consists of 174,934,521 shares of Company Common Stock and 132,057,436 shares of Company Preferred Stock, of which 501,546 shares of Company Preferred Stock are designated as Company Series A Preferred Stock, 931,271 shares of Company Preferred Stock are designated as Company Series B Preferred Stock, 98,200,000 shares of Company Preferred Stock are designated as Company Series C Preferred Stock, 2,490,098 shares of Company Preferred Stock are designated as Series C-1 Preferred Stock and 29,934,521 shares of Company Preferred Stock are designated as Company Series D Preferred Stock. As of the date of this Agreement, there are issued and outstanding 1,753,073 shares of Company Common Stock, 365,274 shares of Company Series A Preferred Stock, 924,040 shares of Company Series B Preferred Stock, 91,741,984 shares of Company Series C Preferred Stock, 2,490,098 shares of

Company Series C-1 Preferred Stock and 0 shares of Company Series D Preferred Stock. Each class of the Company’s capital stock is entitled to the rights and privileges set forth in the Company’s certificate of incorporation. As of the date of this Agreement, the Company has reserved 69,813 shares of Company Common Stock for issuance pursuant to the 2002 Company Stock Plan, of which none have been issued pursuant to restricted stock agreements, 64,013 have been issued upon exercise of Company Options granted under the 2002 Company Stock Plan, Company Options to purchase 5,800 shares of Company Common Stock have been granted and are our outstanding, and no shares of Company Common Stock remain available for issuance pursuant to the 2002 Company Stock Plan. As of the date of this Agreement, the Company has reserved 26,242,842 shares of Company Common Stock for issuance pursuant to the 2008 Company Stock Plan, of which none have been issued pursuant to restricted stock agreements, 447,629 have been issued upon exercise of Company Options granted under the 2008 Company Stock Plan, Company Options to purchase 23,109,483 shares of Company Common Stock have been granted and are our outstanding, and 2,685,730 shares of Company Common Stock remain available for issuance pursuant to the 2008 Company Stock Plan. There are 11,115 shares of Company Common Stock reserved for issuance upon exercise of Company Common Stock Warrants, 750 shares of Series A Preferred Stock reserved for issuance upon exercise of the Series A Warrants, 7,231 shares of Series B Preferred Stock reserved for issuance upon exercise of the Series B Warrants, 6,390,134 shares of Series C Preferred Stock reserved for issuance upon exercise of the Series C Warrants and 29,934,521 shares of Series D Preferred Stock reserved for issuance upon conversion of the Series D Convertible Note. As of the date hereof, no shares of Company Common Stock are held by the Company as treasury stock.
(g)    Section 3.2(a)(i) of the Company Disclosure Letter sets forth a complete and accurate list, as of the date of this Agreement, of all outstanding Company Options, indicating with respect to each such Company Option the name of the holder thereof, the number of shares of Company Common Stock subject to such Company Option, the date of grant, the exercise price and the vesting schedule thereof. The Company has made available to Buyer a complete and accurate copy of the Company Stock Plan. Section 3.2(b)(ii) of the Company Disclosure Letter sets forth a complete and accurate list, as of the date of this Agreement, of all outstanding Company Warrants, indicating with respect to each such Company Warrant the name of the holder thereof, the number of shares of Company Common Stock or Company Preferred Stock (and the Company Common Stock into which such Company Preferred Stock is convertible) subject to such Company Warrant, the date of issuance of such Company Warrant and the exercise price thereof. There are no outstanding shares of Company Common Stock subject to vesting or other forfeiture restrictions or to a right of repurchase by the Company.
(h)    Except (i) as set forth in Section 3.2(a) or Sections 3.2(a)(i) or 3.2(a)(ii) or 3.2(a)(iii) of the Company Disclosure Letter or with respect to the Series D Convertible Note, (ii) as reserved for future grants under the Company Stock Plans and (iii) for the conversion provisions set forth in the Company’s certificate of incorporation, (A) there are no equity securities of any class of the Company, or any security exchangeable into or exercisable for such equity securities, issued, reserved for issuance or outstanding and (B) there are no subscriptions, options, warrants, equity securities, calls, rights, convertible or exchangeable securities, commitments, stock-based performance units or agreements, arrangements or undertakings of any kind to which the Company is a party or by which the Company is bound obligating the Company (x) to issue, exchange, transfer, deliver or sell, or cause to be issued, exchanged, transferred, delivered or sold, additional shares of capital stock or other equity or voting interests of the Company or any security or rights convertible into or exchangeable or exercisable for any such shares or other equity or voting interests, or (y) to issue, grant, extend, otherwise modify or amend or enter into any such subscription, option, warrant, equity security, call, right, commitment, stock-based performance unit or agreement, arrangement or undertaking. Except with respect to the Series D Convertible Note, there are no bonds, debentures, notes or other indebtedness of the Company having the right to vote (or convertible into, or exchangeable for, securities having the right to vote) on any matters on which holders of the Company’s voting securities or interests may vote. The Company does not have any outstanding stock appreciation rights, phantom stock rights, restricted stock units, performance shares or similar equity rights or obligations. Except for the Company’s certificate of incorporation or the agreements set forth in Section 3.3(c) of the Company Disclosure Letter (accurate and complete copies of which have been made available to Buyer prior to the date hereof), the Company is not a party to or bound by any agreements with respect to the voting (including voting trusts and proxies) or sale or transfer of any shares of capital stock or other equity interests of the Company.
(i)    All outstanding shares of Company Stock are, and all shares of Company Stock subject to issuance as specified in Sections 3.2(a) above, upon issuance on the terms and conditions specified in the instruments pursuant to which they are issuable, will be, duly authorized, validly issued, and fully paid and nonassessable and not subject to or issued in violation of any purchase option, call option, right of first refusal, preemptive right or subscription right under any provision of the DGCL, the Company’s certificate of incorporation or by-laws or any agreement to which the Company is a party or is otherwise bound.
(j)    Except as set forth in the Company’s certificate of incorporation, there are no obligations, contingent or otherwise, of the Company to repurchase, redeem or otherwise acquire any shares of Company Stock or the capital stock of the Company.
(k)    Each Company Stock Option and Company Warrant may, by its terms, be treated at the Effective Time as set forth in Sections 2.1(d) and 2.1(e). Pursuant to the Merger, each share of Company Preferred Stock has the right to receive from the Surviving Corporation the consideration specified in Section 2.1(c), in each case when, as and if payable pursuant to the terms of this Agreement.
3.3    Subsidiaries    . The Company does not have any Subsidiaries. The Company does not directly or indirectly own any equity securities in any other Person except for Approved Investments held by the Company.
3.4    Authority; No Conflict; Required Filings and Consents    .
(d)    The Company has all requisite corporate power and authority to enter into this Agreement and the Ancillary Agreements to which the Company is or will be a party and, subject to receipt of the Company Stockholder Approval, to consummate the transactions contemplated hereby and thereby, including the Merger. The board of directors of the Company has (at a meeting duly called and held, and at which all of the directors of the Company were present) duly and unanimously adopted resolutions (i) deeming the Merger advisable and in the best interests of the Company and its stockholders, (ii) approving this Agreement and the Merger in accordance with the DGCL and CCC upon the terms and subject to the conditions set forth herein and (iii) recommending the adoption of this Agreement by the stockholders of the Company. The execution and delivery of this Agreement and the Ancillary Agreements to which the Company is or will be a party and the consummation of the transactions contemplated hereby and thereby by the Company have been duly authorized by the board of directors of the Company and subject only to the required receipt of the Company Stockholder Approval, no further corporate or stockholder authorization will be required to authorize the execution, delivery and performance by the Company of this Agreement and such Ancillary Agreements and the consummation by the Company of the transactions contemplated hereby and thereby. This Agreement and the Ancillary Agreements to which the Company is or will be a party have been or, when executed, will be duly and validly executed and delivered by the Company and constitute or will constitute (as applicable) the valid and binding obligation, of the Company, enforceable against the Company in accordance with their terms, subject to the Bankruptcy and Equity Exception.
(e)    The execution and delivery of this Agreement and the Ancillary Agreements to which the Company is or will be a party by the Company do not or will not (as applicable), and the consummation by the Company of the transactions contemplated hereby or thereby will not, with or without the giving of notice or the lapse of time or both, (i) conflict with, or result in any violation or breach of, any provision of the certificate of incorporation or by-laws of the Company, (ii) conflict with, or result in any violation or breach of, or constitute a default (or give rise to a right of termination, cancellation or acceleration of any obligation or loss of any material benefit) under, require a consent or waiver under, require the payment of a penalty under or result in the imposition of any Liens on the Company’s properties, rights or assets under, any of the terms, conditions or provisions of any Contract, or (iii) subject to obtaining the Company Stockholder Approval and compliance with the requirements specified in clauses (i) through (iii) of Section 3.4(c), conflict with or violate in any material respect any permit, concession, franchise, license, judgment, injunction, Order, decree, statute, Law, ordinance, rule or regulation applicable to the Company or any of its or their respective properties, rights or assets, except in the case of clauses (ii) and (iii) of this Section 4.2(b) for any such conflicts, violations, breaches, defaults, terminations, cancellations, accelerations, losses, penalties or Liens, and for any consents or waivers not obtained, that, individually or in the aggregate, would not reasonably be expected to be material to the Company.
(f)    No consent, approval, license, permit, order or authorization of, or registration, declaration, notice or filing with, any Governmental Entity is required by or with respect to the Company in connection with the execution and delivery of this Agreement by the Company or the consummation by the Company of the transactions contemplated by this Agreement except for (i) the pre‑merger notification requirements under the HSR Act and (ii) the filing of the Certificate of Merger with the Delaware Secretary of State and appropriate corresponding documents with the appropriate authorities of other states in which the Company is qualified as a foreign corporation to transact business.

(g)    The affirmative vote of holders of (i) a majority of the issued and outstanding shares of Company Common Stock and Company Preferred Stock, on an as-converted to Company Common Stock basis, voting together as a single class, (ii) a majority of the issued and outstanding shares of Company Common Stock , and (iii) at least 60% of the issued and outstanding shares of Company Series A Preferred Stock, Company Series B Preferred Stock, Company Series C Preferred Stock and Company Series D Preferred Stock, voting together as a single class and on an as-converted to Company Common Stock basis (the “Company Stockholder Approval”) are the only votes of the holders of any class or series of capital stock of the Company necessary to adopt this Agreement and approve the transactions contemplated hereby.
3.5    Financial Statements    . The Company has made available to Buyer the Company Financial Statements, a copy of each of which is set forth in Section 3.5 of the Company Disclosure Letter. The Company Financial Statements were prepared in accordance with GAAP and fairly present, in all material respects, the financial condition of the Company at the dates therein indicated and the results of operations, changes in stockholders’ deficit and cash flows of the Company for the periods therein specified in accordance with GAAP consistently applied, except that the Company Financial Statements described in clause (b) of the definition of “Company Financial Statements” do not contain footnotes and are subject to normal, recurring year-end adjustments. The Company has established and maintained a system of internal accounting controls sufficient to provide reasonable assurances that (i) transactions are executed in accordance with management’s general or specific authorization, (ii) transactions are recorded as necessary to permit preparation of the consolidated financial statements of the Company in conformity with GAAP and to maintain accountability for assets, (iii) access to the Company’s assets are permitted only in accordance with management’s general or specific authorization, and (iv) the recorded accountability for assets is compared with the existing assets at reasonable intervals and appropriate action is taken with respect to any differences.
3.6    Absence of Certain Changes    .
(h)    Except as expressly contemplated by this Agreement, since the date of the Company Balance Sheet, there has not been any Company Material Adverse Effect or any material damage, destruction or other loss with respect to any material asset or property, including material Company Intellectual Property, owned, leased, licensed or otherwise used by the Company, whether or not covered by insurance.
(i)    Since November 30, 2012, the Company has not taken any other action that would have required the consent of Buyer pursuant to Section 5.1(e), 5.1(f), 5.1(g), 5.1(h), 5.1(i), 5.1(j), 5.1(k), 5.1(m) or 5.1(q) had such action or event occurred after the date of this Agreement.
(j)    Since the date of the Company Balance Sheet, the Company has not taken any other action that would have required the consent of Buyer pursuant to Section 5.1(a), 5.1(b), 5.1(c), 5.1(d), 5.1(l), 5.1(n), 5.1(o), 5.1(p) or 5.1(q) (but only with respect to the aforementioned subsections) had such action or event occurred after the date of this Agreement.

3.7    No Undisclosed Liabilities    . Other than (a) as may be specifically disclosed or reserved against in the Company Balance Sheet (b) liabilities incurred in the ordinary course of business after the date of the Company Balance Sheet, (c) liabilities under the executory portion of any Company Material Contract (other than obligations due to breaches or non-performance under such Contracts, none of which would, individually or in the aggregate, reasonably be expected to be material to the Company) (d) liabilities that constitute Company Transaction Expenses or (e) liabilities that individually would not be material to the Company, the Company does not have any liabilities or obligations accrued, contingent or otherwise of any nature.
3.8    Taxes    .
(g)    The Company has timely filed all Tax Returns that it was required to file, and all such Tax Returns were correct and complete in all material respects. The Company has paid on a timely basis all Taxes that are shown to be due on any such Tax Returns. All material Taxes that the Company was required by Law to withhold or collect have been duly withheld or collected and, to the extent required, have been properly paid to the appropriate Governmental Entity.
(h)    The Company has made available to Buyer complete and accurate copies of all U.S. federal and state income Tax Returns, examination reports and statements of deficiencies assessed against or agreed to by the Company since January 1, 2009. No examination or audit of any Tax Return of the Company by any Governmental Entity is in progress or has been threatened in writing as of the date of this Agreement. As of the date of this Agreement, the Company has not been informed in writing by any jurisdiction that the jurisdiction believes that the Company was required to file any Tax Return that was not filed. The Company has not (i) waived any statute of limitations with respect to Taxes or agreed to extend the period for assessment or collection of any Taxes, which waiver or extension is still in effect, (ii) requested any extension of time within which to file any Tax Return, which Tax Return has not yet been filed, or (iii) executed or filed any power of attorney with any taxing authority, which is still in effect.
(i)    The Company (i) is not, nor has it ever been, a member of a group of corporations with which it has filed (or been required to file) consolidated, combined or unitary Tax Returns and (ii) is not a party to or bound by any Tax indemnity, Tax sharing or Tax allocation agreement.
(j)    The Company does not have any actual or potential liability for any Taxes of any Person (other than the Company) under Treasury Regulation Section 1.1502-6 (or any similar provision of Law in any jurisdiction), or as a transferee or successor, by Contract or otherwise.
(k)    There are no adjustments under Section 481 of the Code (or any similar adjustments under any provision of the Code or the corresponding foreign, state or local Tax Laws) that are required to be taken into account by the Company in any period ending after the Closing Date by reason of a change in method of accounting in any taxable period ending on or before the Closing Date. The Company does not have any material income or gain reportable that is attributable to a transaction (e.g., an installment sale or open transaction disposition) which resulted in a deferred reporting of income or gain from such transaction.
(l)    No income has to be included under 108(i) of the Code (or any similar provision of the Tax Laws of any jurisdiction) in respect of any cancellation of indebtedness income.
(m)    The Company has not been a United States real property holding corporation within the meaning of Section 897(c)(2) of the Code during the applicable period specified in Section 897(c)(l)(A)(ii) of the Code.
(n)    The Company has not engaged in any “reportable transaction” as defined in Treasury Regulation Section 1.6011-4(b).
(o)    The Company has not distributed to its shareholders or security holders stock or securities of a controlled corporation, nor has stock or securities of the Company been distributed, in a transaction to which Section 355 of the Code applies (i) in the two (2) years prior to the date of this Agreement or (ii) in a distribution that could otherwise constitute part of a “plan” or “series of related transactions” (within the meaning of Section 355(e) of the Code) that includes the transactions contemplated by this Agreement.
(p)    There are no Liens with respect to Taxes upon any of the assets or properties of the Company, other than with respect to Taxes not yet due and payable or being contested in good faith by appropriate proceedings.
3.9    Properties    .
(a)    The Company does not own any real property.
(b)    Section 3.9(b) of the Company Disclosure Letter sets forth a complete and accurate list of all of the Company Leased Real Property, including as applicable, the name and address of the landlord of such Company Leased Real Property, and each Contract relating to the use and/or occupancy of such Company Leased Real Property, including all leases, subleases, agreements to lease, lease guarantees, tenant estoppels, subordinations, non-disturbance and attorney agreements, including all amendments thereto.
(c)    With respect to each Company Leased Real Property, the Company has a good and valid leasehold interest in such Company Leased Real Property, free and clear of all Liens, other than Permitted Liens. The Company does not lease or sublease any real property to any Person. The Company has made available to Buyer a complete and accurate copy of each Company Lease in effect . Each Company Lease is in full force and effect with respect to the Company and, to the Company’s Knowledge, with respect to each other party thereto, except to the extent it has previously terminated in accordance with its terms. Neither the Company nor, to the Company’s Knowledge, any other party to any Company Lease is in material violation of or in material default under any Company Lease.

(d)    All equipment used in the research, development, manufacture, storage, import, distribution and transport of Company Products and Collection Devices and the research, development, use and performance of the Company LDTs is in good operating condition and repair, subject to ordinary wear and tear.
3.10    Intellectual Property    .
(a)    All Company Intellectual Property is either (i) owned by, or subject to an obligation of assignment to, the Company, free and clear of all Liens (other than Permitted Liens) or other exceptions to title that restrict use or transfer by the Company of the Company Intellectual Property in any way or require the Company to make any payment or give anything of value as a condition to use in any way the Company Intellectual Property, or (ii) licensed to the Company free and clear of all Liens (other than Permitted Liens) and, except in the case of software licenses for Standard Software, pursuant to a valid and enforceable written agreement listed in Section 3.10(b) of the Company Disclosure Letter. The Company Intellectual Property constitutes all Intellectual Property used in or, except as listed in Section 3.10(a) of the Company Disclosure Letter, to the Company’s Knowledge, required to carry on the business of the Company as it is presently being conducted without Infringing the Intellectual Property of any third party, and each item of Company Intellectual Property will, immediately subsequent to the Closing, continue to be owned or licensed for use by the Company on the same terms with which the Company, immediately prior to the Closing, owns or has the license to use such item.
(b)    (i) Section 3.10(b)(i) of the Company Disclosure Letter sets forth a true and accurate list of all agreements, arrangements and understandings relating to any right or interest in, to or under any Company Intellectual Property (including all licenses, options, settlement agreements, coexistence agreements, covenants not to sue, non-assertion protections, immunities from suit, consent agreements, assignments, and security interests) that have been granted (A) to the Company (other than (x) software licenses for Standard Software, (y) standard and customary individual employment agreements, consulting agreements, services agreements, and confidentiality agreements, in each case, executed in the ordinary course of business, and (z) assignments recorded at the United States Patent and Trademark Office (“USPTO”) or its foreign equivalent for Company-Owned Intellectual Property evidencing the Company’s exclusive or joint ownership thereof, collectively ((x), (y), and (z)), “Ordinary Course IP Agreements”), or (B) by the Company to any other Person (other than customary confidentiality agreements and customary powers of attorney granted to the Company’s patent prosecution counsel solely for purposes of representing the Company before the USPTO or its foreign equivalent). Complete and correct copies of all agreements, arrangements and understandings listed on Section 3.10(b) of the Company Disclosure Letter and copies of each standard form of Ordinary Course IP Agreement used by the Company have been made available to Buyer.
(iii)    Except as set out in Section 3.10(b)(ii) of the Company Disclosure Letter, the Company is not a party to, or is not otherwise obligated under, any agreement, arrangement, or understanding, to make payments or provide other consideration (in any form, including royalties, milestones, and other contingent payments) for use of or to have rights to any of the Company Intellectual Property, and to the Knowledge of the Company, all money currently due and payable in connection with such agreements, arrangements and understandings have been satisfied in a timely manner.
(iv)    The Company is in material compliance with the terms of all agreements set forth in Section 3.10(b) of the Company Disclosure Letter . Except as set forth in Section 3.10(b)(iii) of the Company Disclosure Letter, the Company has not entered into any Contract (A) granting any Person the right to bring infringement actions with respect to, or otherwise to enforce rights with respect to, any of the Company Intellectual Property, (B) agreeing to discharge or otherwise take responsibility for, any existing or potential liability of another Person for Infringement of any Intellectual Property, or (C) granting any Person the right to control the prosecution of any Company Intellectual Property owned by the Company.
(c)    (i) Section 3.10(c) of the Company Disclosure Letter sets forth a complete and accurate list of all Company Intellectual Property (other than Standard Software) that has been or is registered, filed, certified, granted, or issued, or that has been or is subject to an application for registration, filing, certification, grant or issuance and that is either owned by the Company (“Registered Company-Owned IP”) or licensed to the Company (“Registered In-Licensed IP”, and together with the Registered Company-Owned IP, the “Registered Company IP”), indicating for each item (as applicable): (1) the actual and recorded assignees and owners; (2) all registration numbers, issuance numbers, grant numbers, serial numbers and application numbers and the status (e.g., pending, issued, abandoned, expired) of each Registered Company IP; (3) all filing, registration, issuance, and grant dates; (4) all jurisdictions in which such Registered Company IP has been or is filed, registered, granted, issued or in which registrations, grants or issuances have been applied for (and in the case of Internet domain names, the registrar and registrant of such Internet domain names); and (5) all filing, maintenance and other deadlines occurring within 120 days of the date hereof. The foregoing information (items (1) through (5)) is provided to the Company’s Knowledge with respect to Registered Company IP for which the Company does not have the responsibility to file, prosecute and maintain.
(vi)    (A) All issued Patents included within the Registered Company IP are subsisting in all applicable jurisdictions where such Patents have been filed, and to the Company’s Knowledge, are valid and are enforceable, (B) (x) all pending Patents included within the Registered Company IP for which the Company has the right (excluding unexercised step-in rights) or responsibility to file, prosecute and maintain (the “Company-Controlled Patents”) are, and to the Company’s Knowledge, all pending Patents included within the Registered Company IP that are not Company-Controlled Patents are subsisting in all applicable jurisdictions, (C) except as set forth in Section 3.10(a) of the Company Disclosure Letter with respect to status of a particular Patent, and to the Company’s Knowledge, none of such Registered Company IP has expired, lapsed, been disclaimed, cancelled, forfeited or abandoned, in whole or in part, specifically excluding (for the avoidance of doubt) the cancellation of claims in the ordinary course of prosecution before the USPTO and analogous and/or supranational patent offices in jurisdictions outside the United States, and (D) the Company has not taken any action or failed to take any action that could reasonably be expected to result in the abandonment, cancellation, forfeiture, relinquishment, invalidation or unenforceability of any of the Registered Company IP, specifically excluding (for the avoidance of doubt) actions taken in the ordinary course of prosecution before the USPTO and analogous and/or supranational patent offices in jurisdictions outside the United States.
(vii)    To the Company’s Knowledge, all documents, certificates, and other material have been, for purposes of maintaining the Registered Company IP filed in a timely manner with the relevant Governmental Entities (taking into account any extensions). All filing, issuance, maintenance, extension, renewal, and other material fees have been timely paid with respect to the Registered Company IP. The Company has, and to the Company’s Knowledge, its licensors have, properly filed, prosecuted and maintained all Registered Company IP.
(viii)    To the Company’s Knowledge, each of the patents and patent applications included in the Registered Company IP that are owned solely by the Company or co-owned by the Company or licensed by the Company properly identifies all inventors who should have been named as inventors in accordance with the Laws of the jurisdiction in which such patent is issued or such patent application is pending, and each such inventor has executed a valid and enforceable written agreement assigning all of such inventor’s rights, title, and interests in and to such Patent (and the inventions claimed or otherwise disclosed therein) to the Company or applicable co-owner or licensor of the Company, and all such assignments have been timely and properly filed with the USPTO, and to the extent applicable and required by applicable Laws, its foreign equivalents. To the extent any Patent included in the Registered Company IP has been assigned to the Company by any Person who is not an inventor of such Patent, any and all such third party assignors of such Patents have each executed a valid and enforceable written agreement assigning all of such third party’s rights, title, and interests in and to such Patents (and the inventions claimed or otherwise disclosed therein) to the Company, and all such assignments have been timely and properly filed with the USPTO, and to the extent applicable and required by applicable Laws, its foreign equivalents.
(d)    The Company has taken reasonable measures to maintain, protect, and preserve the security, confidentiality, value and ownership of all confidential Know-How, trade secrets, and confidential information included in the Company Intellectual Property, including by requiring officers, employees, independent contractors, and consultants, and any other Person with access to such confidential Know-How, trade secrets, and confidential information to execute and deliver to the Company a reasonably customary confidentiality agreement. To the Company’s Knowledge, no current or former officers, employees, independent contractors, or consultants, and no other Person is in violation in any material respect of any such confidentiality agreements.
(e)    Except as set forth in Section 3.10(e) of the Company Disclosure Letter, to the Company’s Knowledge, no Person has in the past five (5) years Infringed, or is currently Infringing, in any respect material to the business, any Company Intellectual Property , and no complaints, claims, actions, suits or proceedings (including in the form of cease-and-desist letters or written offers or invitations to obtain a license) have been threatened or made by or on behalf of the Company (or to the Company’s Knowledge, by or on behalf of a licensor to the Company)

against any Person of any actual or suspected Infringement of Company Intellectual Property within the past five (5) years.
(f)    Except as set forth in Section 3.10(f) of the Company Disclosure Letter:
(i)    to the Company’s Knowledge, the conduct of the business of the Company as it has been and is currently being conducted (including, for the avoidance of doubt and not by way of limitation, the development, testing, manufacture, use, sale, offer for sale, import and other disposition of the Company Products, Company LDTs or Collection Devices, as applicable) has not Infringed and does not Infringe any Intellectual Property of any other Person;
(ii)    there are no concluded, pending, or to the Company’s Knowledge, material threatened or reasonably anticipated complaints, claims, actions, suits or proceedings, or demands or notices alleging any Infringement identified in the preceding subparagraph (i) (including in the form of a cease-and-desist letter or written offer or invitation to obtain a license); and
(iii)    to the Company’s Knowledge, there are no Patents of any third party known to be dominating or interfering with the Company Intellectual Property, or that are necessary to conduct the business of the Company as it is currently conducted.
(g)    To the Company’s Knowledge, except as set out in Section 3.10(g) of the Company Disclosure Letter, none of the Company Intellectual Property has been or is subject to any pending, or threatened, Litigation, interference, reissue, reexamination, opposition, concurrent use, cancellation, invalidity, or other similar proceeding challenging the scope, validity, priority, duration, inventorship, ownership, registrability, effectiveness, use or right to use any of the Company Intellectual Property, and the Company is not aware of any facts or circumstances rendering any of the foregoing likely. None of the Company Intellectual Property has been or is subject to any pending or outstanding injunction, directive, order, judgment, or other disposition of dispute that adversely restricts the use, transfer, registration or licensing of any such Intellectual Property by the Company, or otherwise adversely affects the scope, validity, use, registrability, or enforceability of any Company Intellectual Property. For each Patent listed in Section 3.10(c) of the Company Disclosure Letter that is owned by the Company or for which the Company has the right (excluding unexercised step-in rights) or responsibility to file, prosecute and maintain the Company has, and to the Company’s Knowledge, each of its attorneys, agents and relevant employees and representatives have, met the duty of candor and good faith required under 37 C.F.R. § 1.56, which includes a duty to disclose all information known to that individual to be “material to patentability,” as such is defined in 37 C.F.R. § 1.56, and complied with analogous Laws outside the United States.
(h)    The Company has complied with any obligations applicable to it pursuant to the Patent and Trademark Law Amendments Act, 35 U.S.C. §200 et seq., and the regulations promulgated thereunder, as well as any foreign equivalents thereto, including with respect to any Patents that are part of the Company Intellectual Property.

(i)    The Company has taken reasonable measures to protect its rights, title and interests in and to all Company Intellectual Property and to maintain, protect, and preserve the security, confidentiality, value and ownership of all non-public Company Intellectual Property, including by implementing commercially reasonable security measures. The Company has (i) received an executed, valid written agreement from each of its current and former employees and other Persons performing consulting or other contract services for the Company that assigns to the Company, or otherwise includes provisions sufficient to ensure that the Company becomes the exclusive owner of, any and all Intellectual Property created or developed by such employees within the scope of or resulting from his or her employment or, in the case of a Person other than an employee, from the services such Person performs for the Company, (ii) caused all employees and other Persons with access to any of the non-public Company Intellectual Property to execute a binding confidentiality agreement that includes customary confidentiality and restricted use terms, (iii) used commercially reasonable efforts to prevent disclosure and impermissible use of any other non-public Company Intellectual Property by any Person who has not executed a confidentiality agreement. Copies of the forms of agreements referred to in the foregoing clauses (i) and (ii) have been made available to Buyer prior to the date hereof, and to the Knowledge of the Company, no material breach of any such agreement by the other party thereto has occurred or been threatened.
(j)    Except as set forth in Section 3.10(j) of the Company Disclosure Letter, none of the execution and delivery of this Agreement, the consummation of the transactions contemplated hereby, or the performance by the Company of its or their obligations hereunder, conflict or will conflict with, alter or impair, any of the Company's rights in or to any Company Intellectual Property or the validity, enforceability, use, right to use, ownership, priority, duration, scope or effectiveness of any such Company Intellectual Property or otherwise trigger any additional payment obligations with respect to any Company Intellectual Property.
(k)    To the Company’s Knowledge, all or substantially all of the samples from the MELISSA trial are available for use by the Company as part of a clinical study to support a Premarket Approval (“PMA”) of an Invitro Diagnostic (“IVD”) kit based on the Verifi Prenatal Test. To the Company’s Knowledge, the samples have not been used for any research and development or validation work subsequent to the MELISSA trial and have been stored properly to allow future use. The Company has not been informed by the FDA and has no reason to believe that a retrospective study utilizing the MELISSA cohort is inconsistent with a PMA IVD application.
3.11    Contracts    .
(a)    Section 3.11(a) of the Company Disclosure Letter sets forth a complete and accurate list of the following Contracts (excluding Contracts that are disclosed on Section  3.14(a) of the Company Disclosure Letter) to which the Company is a party or by which the Company is bound:
(v)    each Contract or series of related Contracts that (A) involved or involves payment by the Company of consideration of more than $100,000 (including pursuant to any contingent obligation) in the aggregate over the term of such Contract and cannot be cancelled by the Company without penalty or further payment on ninety (90) days’ or less notice (other than payments for services rendered to date), (B) provides for any payment to the other party of any new, additional or increased amounts as a result of or in connection with the transactions contemplated by this Agreement, (C) gives the other party or parties thereto any rights to cancel, terminate, amend, not renew or change the scope of such Contract as a result of the transactions contemplated by this Agreement or requires a modification to, or gives the other party or parties the right to modify, the material terms of such Contract or consent to the transactions contemplated by this Agreement, or (D) has material continuing obligations or interests involving the payment of milestones, royalties or other amounts payable upon the achievement of specified events or results or calculated based upon the revenues or income of the Company or any product or product candidates of the Company or any income or revenues connected therewith;
(vi)    each Contract or series of related Contracts pursuant to which the Company, or any other party thereto has continuing obligations, rights or interests relating to the research, development, clinical trial, distribution, supply, service, material transfer, manufacture, marketing or co-promotion of, or collaboration with respect to, any Company Product, Company LDT or Collection Device;
(vii)    each Contract requiring payments to the Company in excess of $100,000 per year;
(viii)    each Contract with any Governmental Entity;
(ix)    each non-competition or other Contract that expressly limits in any material respect either the type of business in which the Company (or, after giving effect to the transactions contemplated by this Agreement, Buyer or any of the Company’s or Buyer’s respective Affiliates) may engage, including the development and commercialization of the Company Products, Company LDTs and Collection Devices, or the manner or locations in which any of them may so engage in any business;
(x)    each Contract requiring payments by or to the Company in excess of $100,000 individually between or among the Company and any director, officer, Affiliate or noteholder of the Company or any Affiliate of such Person;
(xi)    any license, sublicense or other agreement which grants a license, a covenant not to sue or assert, or transfers any rights in, to or under any Company Intellectual Property other than Standard Software;
(xii)    each Company Lease and any agreement (or group of related agreements) for the lease of personal property from or to third parties providing for lease payments in excess of $100,000 per year;
(xiii)    each Contract (or group of related Contracts) for the purchase of raw materials, or finished goods or for the receipt of services under which the Company expects to receive or pay more than the sum of $100,000 during any calendar year;

(xiv)    each Contract for capital expenditures or the acquisition or construction of fixed assets which requires aggregate future payments in excess of $100,000;
(xv)    each Contract providing for the establishment or operation of a partnership, joint venture or limited liability company;
(xvi)     (A) each loan or credit agreement, indenture, mortgage, note or other Contract evidencing Indebtedness, (B) each Contract pursuant to which any such Indebtedness is guaranteed by the Company and (C) each other Contract (or group of related Contracts) under which the Company has created, incurred, assumed or guaranteed (or may create, incur, assume or guarantee) Indebtedness (including capitalized lease obligations), other than routine advances to employees of the Company for travel expenses in the ordinary course of business consistent with past practice;
(xvii)    each Contract for the acquisition, sale or disposition of any material assets or any material business line of the Company;
(xviii)    each Contract for the acquisition of any business or any corporation, partnership, joint venture, limited liability company, association or other business line, organization or division thereof, except purchases of inventory, supplies and raw materials in the ordinary course of business;
(xix)    each employment or consulting Contract with any employee of the Company (other than at will offer letters that do not provide for severance or similar termination benefits);
(xx)    each Contract (contingent or otherwise) to issue, sell or otherwise distribute or to repurchase or otherwise acquire or retire any shares of the Company’s capital stock or any of its other equity securities;
(xxi)    each joint venture agreement, collaboration agreement, international distribution agreement or similar such Contract relating to products or inventions of the Company pursuant to which the Company has current or potential future liabilities or obligations (other than at will offer letters that do not provide for severance or similar termination benefits and proprietary information and invention assignment agreements);
(xxii)    each Contract pursuant to which a third party manages or provides services in connection with clinical trials relating to any of the Company’s development programs;
(xxiii)    each sales representative or distribution Contract related to a Company Product, Company LDT or Collection Device;
(xxiv)    each Contract (A) in which the Company has granted development rights, “most favored nation” pricing provisions or marketing or distribution rights relating to any product or product candidate or (B) in which the Company has agreed to purchase a minimum quantity of goods relating to any product or product candidate or has agreed to purchase goods relating to any product or product candidate exclusively from a certain party; and
(xxv)    each Contract involving a standstill or similar obligation of the Company to a third party or of a third party to the Company.
(b)    The Company has made available to Buyer a complete and accurate copy of each Company Material Contract including any amendments thereto. Each Company Material Contract is a valid and binding agreement of the Company and is in full force and effect with respect to the Company and, to the Company’s Knowledge, with respect to each other party thereto. The Company has performed in all material respects all obligations required to be performed by them under the Company Material Contracts and, to the Company’s Knowledge, each other party to a Company Material Contract has performed in all material respects all obligations required to be performed by it under such Company Material Contract. Neither the Company nor, to the Company’s Knowledge, any other party to any Company Material Contract is in breach or violation of or in default under (nor does the Company have Knowledge of any condition or event that has occurred that, upon the passage of time or the giving of notice or both, would cause or be reasonably be expected to cause such a breach or violation of or default under) any Company Material Contract in any material respect. The Company has not received any claim of breach or violation of or default under any Company Material Contract.
(c)    Except as set forth in Section 3.11(c) of the Company Disclosure Letter, the Company has no material outstanding obligations or any contingent payment obligations (including without limitation royalties or any other payments linked to the exploitation of Company Intellectual Property or other assets) in connection with any collaboration agreement, cooperation agreement and/or research agreement into which the Company has entered with any hospitals, health care centers, other institutions of a similar nature, physicians, or research groups (whether in respect of a research project or otherwise). None of the transactions contemplated by this Agreement will constitute the sale of a research project under any of the aforesaid agreements or cause or result in any actual or contingent payment obligations (including without limitation royalties or any other payments linked to the future exploitation of Company Intellectual Property or other assets) arising under such agreements.
3.12    Litigation    . There is no action, suit, proceeding, claim, arbitration, hearing, inquiry, investigation (each, a “Litigation”) or request for documents (whether or not pursuant to a subpoena) pending against the Company or, to the Company’s Knowledge, threatened against the Company. There are no judgments, orders or decrees outstanding against the Company. There is no Litigation pending by the Company or which the Company intends to initiate against any other Person.
3.13    Environmental Matters    .
(a)    The Company at all times has been in compliance in all material respects with, and is not in violation in any material respect of, does not have any material liability under and, has not received any notice alleging any violation by the Company with respect to, any applicable Environmental Laws. The Company holds, and at all times has been in compliance in all material respects with, all Company Permits required under any applicable Environmental Laws.
(b)    To the Company’s Knowledge, the properties operated by the Company (including soils, groundwater, surface water, buildings or other structures) are not contaminated with any Hazardous Substances in an amount or concentration that would give rise to an obligation to act on or disclose that condition under any Environmental Law.
(c)    The Company has not caused a release of any Hazardous Substance into the environment and, to the Company’s Knowledge, no Release of any Hazardous Substance has occurred at any Company Leased Real Property (collectively, “Real Property”)
(d)    There have been no environmental assessments (e.g., Phase 1 or Phase 2 reports), investigations, studies, audit, tests, reviews, or other analyses conducted by, or which are in the possession or control of, the Company relating to any Real Property or any property or facility previously owned, leased, or operated by the Company (or its predecessors) that have not been delivered to Buyer prior to the execution of this Agreement.
3.14    Employee Benefits    .
(a)    Section 3.14(a) of the Company Disclosure Letter sets forth a complete and accurate list of all material Company Employee Plans.
(b)    With respect to each Company Employee Plan, the Company has made available to Buyer a complete and accurate copy of (i) such Company Employee Plan, as amended through the date of this Agreement, or a written summary of any unwritten Company Employee Plan, (ii) the three most recent annual reports (Form 5500) filed with the IRS (if a Form 5500 is required), (iii) each trust agreement, group annuity contract or other material contract and summary plan description (including any summaries of material modifications), if any, relating to each Company Employee Plan, as applicable, (iv) the most recent opinion letter, determination letter or advisory letter (as applicable) for any Company Employee Plan intended to be qualified under Section 401(a) of the Code, and (v) any correspondence with the Department of Labor, IRS, or any other Governmental Entity regarding any Company Employee Plan.
(c)    Each Company Employee Plan is being and has been at all times administered in all material respects in accordance with its terms and in accordance with ERISA, the Code, and all other applicable Laws and the regulations.
(d)    With respect to the Company Employee Plans, all contributions have been made or the corresponding benefit obligation has been properly accrued to the extent required by GAAP.
(e)    Each Company Employee Plan that is intended to be qualified under Section 401(a) of the Code has received and may currently rely on an up-to-date favorable determination, advisory, or opinion letter from the IRS to the effect that such Company

Employee Plan is qualified and the plans and trusts related thereto are exempt from federal income Taxes under Sections 401(a) and 501(a), respectively, of the Code, or has time remaining to seek a determination, advisory, or opinion letter from the IRS. No such determination, advisory, or opinion letter has been revoked and revocation has not been threatened. No act or omission has occurred with respect to any such Company Employee Plan that would reasonably be expected to adversely affect its qualification or materially increase its cost.
(f)    No Company Employee Plan is subject to Section 412 of the Code or Title IV of ERISA nor is any Company Employee Plan a “multiemployer plan” (as defined in Section 4001(a)(3) of ERISA). Neither the Company nor any of its ERISA Affiliates has ever maintained a plan that was subject to Section 412 of the Code or Title IV of ERISA or had any obligation or liability in connection with such a plan or been obligated to contribute to or otherwise had any obligation or liability in connection with a “multiemployer plan” (as defined in Section 4001(a)(3) of ERISA).
(g)    None of the Company Employee Plans promises or provides, and the Company has no liability or obligation to provide, life, health or medical benefits, or other post-termination welfare benefits, to any individual or the family members of any individual for any period extending beyond the termination of such person’s employment with the Company, except as required by state or federal benefits continuation Laws.
(h)    Each Company Employee Plan that constitutes a nonqualified deferred compensation plan subject to Section 409A of the Code has been written, executed, and operated in compliance (good faith compliance when allowed under the relevant regulations) with Section 409A of the Code and the regulations and other applicable guidance thereunder.
(i)    The Company has no obligation, in connection with the consummation of the transaction contemplated by this Agreement or otherwise, to gross-up or otherwise reimburse any Person for any tax incurred by such Person pursuant to Section 409A or Section 280G of the Code.
(j)    Each Company Option was granted in compliance with the terms of the Company Stock Plan and applicable Law in all material respects. Each Company Option intended to qualify as an incentive stock option under Section 422 of the Code so qualifies. The Company does not have in effect any equity compensation plan other than the Company Stock Plan, and there are no outstanding Company equity awards other than Company Options. Each Company Option has an exercise price equal to or above the fair market value on the date of grant (within the meaning of Section 409A of the Code) and is otherwise exempt from Section 409A of the Code. The treatment of the Company Options under this Agreement shall not violate the terms of the Company Stock Plan or any agreement governing the terms of such Company Options.
(k)    No Litigation with respect to any Company Employee Plan is pending, or, to the Company’s Knowledge, threatened, and there are no facts that reasonably would be expected to give rise to any such actions, suits or claims against any Company Employee Plan, any fiduciary with respect to a Company Employee Plan or the assets of a Company Employee Plan (other than routine claims for benefits).
(l)    All assets of any Company Employee Plan consist of cash or actively traded securities. No Company Employee Plan’s assets include Company securities.
(m)    The Company may terminate or amend any Company Employee Plan, at any time in its sole discretion, without incurring any material liability other than with respect to benefits that have already accrued under a retirement plan.
(n)    Neither the Company, any Company employee, or any committee of which any Company employee is a member has breached his or her fiduciary duty with respect to a Company Employee Plan in connection with any acts taken (or failed to be taken) with respect to the administration or investment of the assets of any Company Employee Plan. To the Knowledge of the Company, no fiduciary, within the meaning of Section 3(21) of ERISA, who is not the Company or any Company employee, has breached his or her fiduciary duty with respect to a Company Employee Plan or otherwise has any liability in connection with any acts taken (or failed to be taken) with respect to the administration or investment of the assets of any Company Employee Plan that would reasonably be expected to result in any liability or excise Tax under ERISA or the Code being imposed on the Company.
(o)    The Company has not engaged in a non-exempt “prohibited transaction” within the meaning of Section 406 of ERISA or Section 4975 of the Code, and to the Company’s Knowledge, no “prohibited transaction,” within the meaning of Section 406 of ERISA or Section 4975 of the Code, has occurred with respect to any Company Employee Plan that would result in material liability to the Company under Section 406 of ERISA or Section 4975 of the Code.
(p)    The execution and delivery of this Agreement and the consummation of the transactions contemplated hereby, alone or in conjunction with any other event, will not result in any “excess parachute payment” (within the meaning of Section 280G(b)(1) of the Code), or other payment to any employee or director of the Company, will not materially increase the benefits payable under any Company Employee Plan and will not result in any acceleration of the time of payment or vesting of any material benefits under any Company Employee Plan.
(q)    Except as required by applicable Law, the Company has no legally binding obligation to any individual to create any additional benefit plans, programs, policies or arrangements or modify or change any existing Company Employee Plan that would affect any current or former employee, director, consultant, or independent contractor, of the Company, or any beneficiary or alternate payee of such an individual.
3.15    Labor Matters    .
(a)    Section 3.15(a) of the Company Disclosure Letter separately sets forth all of the Company employees as of the date of this Agreement, including for each such employee: name, job title, Fair Labor Standards Act designation, work location, current compensation paid or payable, all salary or hourly wage, bonus eligibility, and other compensation and/or benefit arrangements other than standard benefit arrangements with all Company employees, accrued paid time off, and hire date as of the date thereof.
(b)    To the Company’s Knowledge, each employee of the Company is authorized to work in the United States either specifically for the Company or for any United States employer. The Company has completed a Form I-9 (Employment Eligibility Verification) for each employee of the Company, and is in material compliance with federal law with regards to I-9 forms.
(c)    The Company has, or will have no later than the Closing Date, paid all accrued salaries, bonuses, commissions, wages, severance and accrued vacation pay of the employees of the Company due to be paid through the Closing Date.
(d)    The Company is not a party to, nor does the Company have any obligations under, any collective bargaining agreement or any other labor-related agreement with any labor union, labor organization or works council. No labor union, labor organization or works council has made a demand for recognition or certification, and there are no representation or certification proceedings or petitions seeking a representation proceeding presently pending nor have any such proceedings occurred in the past or, to the Company’s Knowledge, threatened to be brought or filed with the National Labor Relations Board or any other labor relations tribunal or authority. To the Company’s Knowledge, there are no labor union organizing activities with respect to any employees of the Company.
(e)    The Company is not the subject of any proceeding asserting that the Company has committed an unfair labor practice. There are currently no wage and hour claims pending against the Company. To the Company’s Knowledge, no wage and hour claims are currently threatened in writing by any employee of the Company.
(f)    The Company is in compliance in all material respects with all applicable Laws relating to the hiring, employment, and termination of employees and the withholding of Taxes, including but not limited to all such Laws relating to wages, hours, affirmative action, collective bargaining, discrimination, civil rights, safety and health, workers’ compensation and the collection and payment of withholding and/or Social Security Taxes and similar Taxes.
(g)    The Company has no material liability with respect to the misclassification of any individual as an independent contractor rather than an employee, with respect to the classification of any employee as exempt versus non-exempt, or with respect to any employee leased from another employer. The Company has properly classified, pursuant to the Code and any other applicable Law, all independent contractors used by the Company. The Company has not used the services of individuals who have provided services while classified as independent contractors under circumstances that would entitle them to be eligible to participate in any Company Employee Plan.
(h)    The Company’s relationships with all individuals who act on their own as contractors or as other service providers can be terminated at any time for any reason without any amounts being owed to such individuals, other than with respect to compensation or payments accrued before the notice of termination. The Company has complied, in all material respects, with all Laws governing the employment of personnel by U.S. companies and the employment of non-U.S. nationals in the United States, including those relating to wages, hours, benefits, labor and the Immigration and Nationality Act 8 U.S.C. Sections 1101 et seq. and its implementing regulations.
(i)    The Company has not used the services of temporary employees or “leased employees” (as that term is defined in Section 414(n) of the Code). All employees of the Company who are employed in the United States, and all of the terms and conditions of their employment are governed exclusively by United States Law and not the Law of any other jurisdiction.
(j)    No employee of the Company has provided written notice to the Company of his or her intent to terminate his or her employment with the Company and to the Company’s Knowledge, no Key Employee has stated his or her intentions to terminate his or her employment with the Company.
(k)    The Company has delivered or otherwise made available to Buyer or its counsel a current, accurate and complete copy its personal policies manual.
3.16    Compliance With Laws; Permits    .
(a)    The business of the Company has been, and currently is, being conducted in material compliance with all applicable U.S. federal, state, local or foreign laws, statutes, ordinances, rules, regulations, judgments, orders, injunctions, decrees, arbitration awards and licenses of any Governmental Entity (collectively, “Laws”).
(i)    Company LDTs were researched, developed, designed, and validated solely by Company in material compliance with all applicable Laws, including the FDCA, CLIA, Privacy Laws and state laws, and have been and continue to be performed, marketed, and conducted in material compliance with all applicable Laws, including the FDCA, the Federal Trade Commission Act (FTC Act), CLIA, Privacy Laws and state laws, including the laws of New York.
(ii)    The Company’s distribution of any Collection Device complies in all material respects with all applicable Laws, including the FDCA.
(iii)    The Company Products have been and are being researched in material compliance with all applicable Laws. To the extent necessary by applicable Law, Company has obtained all necessary authorizations, including an Investigational Device Exemption (IDE) consistent with 21 CFR Part 812, for the conduct of any clinical investigations conducted by or on behalf of the Company.
(b)    To the Company’s Knowledge, no investigation by any Governmental Entity with respect to the Company is pending or threatened. The Company has not received any written communication from any Person (including any Governmental Entity) of any material noncompliance with any Laws or any written communication from any Governmental Entity or accrediting organization of any material issues, problems, or concerns regarding the quality or performance of the Company Products, Company LDTs or Collection Devices.
(c)    The Company has all licenses, permits, approvals, clearances, registrations, and other authorizations of all Governmental Entities, including all authorizations under the FDCA, CLIA, and state laws, necessary for (i) commercialization of the Company LDTs, (ii) research and development of the Company LDTs and Company Products, and (iii) operation and leasing of its properties or other Assets and to carry on its business (the “Company Permits”), and all such Company Permits are valid, and in full force and effect. The Company is in material compliance with all terms and conditions of such Company Permits. The Company has not received any written notice that any Company Permits have been or are being revoked, withdrawn, suspended or challenged.
(d)    The Company has made available to Buyer all applications, registrations, licenses, authorizations and approvals, and material correspondence submitted to or received from FDA, CMS, or other Governmental Entity (including minutes and official contact reports relating to any material communications with any Governmental Entity) and all supporting documents (“Regulatory Documentation”) in the Company’s possession or control. All Regulatory Documentation submitted to the FDA or any other Governmental Entity were true, complete and correct in all material respects as of the applicable date of submission.
(e)    No right of the Company to receive reimbursements pursuant to any government program or private program has ever been terminated or otherwise adversely affected as a result of any investigation or enforcement action, whether by any Governmental Entity or other third party, and the Company has not been the subject of any inspection, investigation, , or audit, by any Governmental Entity for the purpose of any alleged improper activity.
(f)    There is no arrangement relating to the Company providing for any rebates, kickbacks or other forms of compensation that are unlawful to be paid to any person or entity in return for the referral of business or for the arrangement for recommendation of such referrals. All billings by the Company for its services have been true and correct in all material respects and, to the Company’s Knowledge, are in material compliance with all applicable Laws, including the Federal False Claim Act or any applicable state false claim or fraud Law.
(g)    Neither the Company nor, to the Company’s Knowledge, any individual who is an officer, director, manager, Key Employee, stockholder, agent or managing agent of the Company has been convicted of, charged with or, to the Company’s Knowledge, investigated for any federal or state health program-related offense or any other offense related to healthcare or been excluded or suspended from participation in any such program; or, to the Company’s Knowledge, within the past five (5) years, has been convicted of, charged with or, to the Company’s Knowledge, investigated for a violation of Laws related to fraud, theft, embezzlement, breach of fiduciary responsibility, financial misconduct, obstruction of an investigation or controlled substances, or has been subject to any judgment, stipulation, order or decree of, or criminal or civil fine or penalty imposed by, any Governmental Entity related to fraud, theft, embezzlement, breach of fiduciary responsibility, financial misconduct, obstruction of an investigation or controlled substances. Neither the Company nor, to the Company’s Knowledge, any individual who is an officer, director, Key Employee, stockholder, agent or managing agent of the Company has been convicted of any crime or engaged in any conduct that has resulted or would reasonably be expected to result in a debarment or exclusion (i) under 21 U.S.C. Section 335a, or (ii) any similar applicable Law. No debarment proceedings or investigations in respect of the business of the Company are pending or, to the Company’s Knowledge, threatened against the Company or any individual who is an officer, director, manager, employee, stockholder, agent or managing agent of the Company.
(h)     To the Company’s Knowledge, none of the clinical investigators in any clinical trial conducted by or on behalf of the Company has been or is disqualified or otherwise sanctioned by the FDA, the Department of Health and Human Services, or any Governmental Entity and, to the Company’s Knowledge, no such disqualification, or other sanction of any such clinical investigator is pending or threatened. The Company has not received any written communication of the Company business from the FDA or any other Governmental Entity requiring or threatening the termination or suspension of any clinical trials conducted by, or on behalf of, the Company.
3.17    Data Protection    .
(a)    The Company has been, and currently is in material compliance with all applicable Data Protection Laws.
(b)    The Company has not received, and the Company has no Knowledge of any facts that would reasonably be expected to give rise to, any notice, court order, warrant, regulatory opinion, audit result, or allegation, from a Governmental Entity: (A) alleging or confirming non-compliance with an applicable Data Protection Law; (B) requiring or requesting the Company to amend, rectify, cease processing, de-combine, permanently anonymize, block, or delete any Personal Data, or to cease using, de-combine, return or dispose of any human biological samples, or to decommission or materially alter the exploitation or operation of the Company’s or its Subsidiaries’ operations, (C) prohibiting or threatening to prohibit the transfer of Personal Data to any place. The Company has not been involved in a dispute in respect of any infringement or alleged infringement of applicable Data Protection Laws.
(c)    The Company has not received any written notice from a data subject or another person claiming a right to compensation from the Company under an applicable Data Protection Law.
(d)    The Company holds all permits and licenses required under applicable Data Protection Laws to process Personal Data, and to store and utilize human biological samples. The Company has no Knowledge or reasonable belief that the transactions contemplated by this Agreement will cause any such permit or license to be invalidated, or be required under applicable Data Protection Laws to be amended.

(e)    The Company has established, and maintains, reasonable technical, physical and administrative procedures, and a security system, in material compliance with all applicable Data Protection Laws The Company has taken steps to ensure the reliability of its employees that have access to Personal Data, to train such employees on all applicable aspects of applicable Data Protection Laws, and to ensure that all employees with the right to access such data are under obligations of confidentiality with respect to such data.
(f)    The Company has not suffered a breach in any material respect of security resulting in the unauthorized disclosure of Personal Data to any person or recipient outside the Company, and to the Company’s Knowledge, no facts in which applicable Data Protection Laws would require the Company to notify a Governmental Entity, any of its employees, customers or any other Person of a security breach.
3.18    Insurance    . Section 3.18 of the Company Disclosure Letter sets forth a list of all casualty, general liability and other insurance policies maintained by the Company (the policies required to be set forth thereon, the “Insurance Policies”). Each of the Insurance Policies is in full force and effect. The Company has paid when due all premiums due and payable under all such Insurance Policies. The Company has complied in all material respects with the provisions of each Insurance Policy under which it is the insured party. No insurance carrier has provided written notice to the Company that it has cancelled or generally disclaimed coverage or liability under any Insurance Policy or indicated any intent to do so or not to renew any such policy. There are no pending claims against the Insurance Policies by the Company as to which the insurers have denied liability. The Company has not received written notice of a default under, or a termination or cancellation of, or an increase in premium with respect to, any of the Insurance Policies. The Company has made available to Buyer complete and accurate copies of each Insurance Policy. The Insurance Polices include fire and casualty insurance policies, with extended coverage, sufficient in amount (subject to reasonable deductibles), to allow it to replace any of its properties that might be damaged or destroyed.
3.19    Product Liability    . (a) No product liability claims, malpractice claims, professional negligence claims or other claims asserting a breach of a duty have been received by the Company and (b) to the Company’ Knowledge, no such claims have been threatened against the Company relating to any of the Company Products or Company LDTs formerly or currently being developed, tested or manufactured by or on behalf of the Company or Collection Devices used by the Company. There is no Order outstanding against the Company relating to such claims.
3.20    Affiliate Transactions    . Other than in his or her capacity as a stockholder, director, officer or employee of the Company, no (a) present officer or director of the Company, individual who served as officer or director of the Company within the past five (5) years or immediate family members of any such officer or director, (b) holder of Company Stock, (c) employee of the Company, (d) Affiliate of the foregoing Persons described in clauses (a), (b) or (c), or (d) Affiliate of the Company, (each, a “Company Related Person”) (i) owns any property or right, tangible or intangible, which is used in the business of the Company, (ii) to the Company’s Knowledge, has any claim or cause of action against the Company,(iii) owes any money to, or is owed any money by, the Company, other than for advances made to directors or officers of the Company in the ordinary course of business to meet reimbursable business expenses reasonably anticipated to be incurred by such individuals, or (iv) is involved in any material business arrangement or relationship or is party to any Contract, transaction or series of transactions with the Company, other than (A) employment Contracts or indemnity agreements set forth in Section 3.20 of the Company Disclosure Letter by and between the Company and any Company Related Person, (B) salaries or fees for services rendered, (C) reimbursable business expenses in the ordinary course of business or (D) benefits under the Company Employee Plans.
3.21    Brokers    . No agent, broker, investment banker, financial advisor or other Person has been, is or shall be entitled, as a result of any action, agreement or commitment of the Company, to any broker’s, finder’s, financial advisor’s or other similar fee or commission in connection with any of the transactions contemplated by this Agreement.
3.22    Closing Date Allocation Schedule    . The Closing Date Allocation Schedule required as a condition to Closing to be delivered by the Company not less than three (3) Business Days prior to the Closing Date pursuant to Section 2.2(c) will, when delivered, set forth each item specified in Section 2.2(c) as of the Closing Date, and the calculations performed to compute such information are, and will be (as applicable) accurate and in accordance with the terms of this Agreement, the Company’s Constituent Documents and all other agreements and instruments among the Company and the Company Equityholders.
ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF BUYER AND MERGER SUB
Buyer and Merger Sub represent and warrant to the Company that the statements contained in this Article IV are true and correct as of the date hereof and as of the Closing Date.
4.1    Organization, Standing and Power    . Each of Buyer and Merger Sub is a corporation duly organized, validly existing and in good standing under the Laws of the jurisdiction of its incorporation, has all requisite corporate power and authority to own, lease and operate its properties and assets and to carry on its business as now being conducted, and is duly licensed or qualified to do business and, where applicable as a legal concept, is in good standing as a foreign corporation in each jurisdiction in which the character of the properties it owns, operates or leases or the nature of its activities makes such qualification necessary, except for such failures to be so licensed or qualified that, individually or in the aggregate, would not reasonably be expected to have a Buyer Material Adverse Effect.
4.2    Authority; No Conflict; Required Filings and Consents    .
(f)    Each of Buyer and Merger Sub has all requisite corporate power and authority to enter into this Agreement and the Ancillary Agreements to which Buyer or Merger Sub (as applicable) is or will be a party and, subject to the adoption of this Agreement by Buyer as sole stockholder of Merger Sub (which shall occur immediately after the execution and delivery of this Agreement), to consummate the transactions contemplated hereby and thereby. The execution and delivery of this Agreement and the Ancillary Agreements to which Buyer or Merger Sub (as applicable) is or will be a party and the consummation of the transactions contemplated by this Agreement by Buyer and Merger Sub have been duly authorized by their respective boards of directors. Upon the approval of the Merger and the adoption of this Agreement by Buyer as sole stockholder of Merger Sub (which shall occur immediately after the execution and delivery of this Agreement), no further corporate or stockholder authorization will be required to authorize the execution, delivery and performance by Buyer or Merger Sub of this Agreement and such Ancillary Agreements and the consummation by Buyer and Merger Sub of the transactions contemplated hereby and thereby. This Agreement and the Ancillary Agreements to which Buyer or Merger Sub (as applicable) is or will be a party have been or, when executed, will be duly and validly executed and delivered by each of Buyer and Merger Sub and constitute or will constitute (as applicable) the valid and binding obligations of each of Buyer and Merger Sub (as applicable), enforceable against each of them in accordance with their terms, subject to the Bankruptcy and Equity Exception.
(g)    The execution and delivery of this Agreement and the Ancillary Agreements to which Buyer or Merger Sub (as applicable) is or will be a party by each of Buyer and Merger Sub (as applicable) do not or will not (as applicable), and the consummation by Buyer and Merger Sub of the transactions contemplated by this Agreement will not, with or without the giving of notice or the lapse of time or both, (i) conflict with, or result in any violation or breach of, any provision of the certificate of incorporation or by-laws of Buyer or Merger Sub, (ii) conflict with, or result in any violation or breach of, or constitute a default (or give rise to a right of termination, cancellation or acceleration of any obligation or loss of any material benefit) under, require a consent or waiver under, constitute a change in control under, require the payment of a penalty under or result in the imposition of any Lien on Buyer’s or Merger Sub’s properties, rights or assets under, any of the terms, conditions or provisions of any lease, license, Contract to which Buyer or Merger Sub is a party or by which any of them or any of their properties or assets may be bound, or (iii) subject to the adoption of this Agreement by Buyer as sole stockholder of Merger Sub (which shall occur immediately after the execution and delivery of this Agreement) and subject to compliance with the requirements specified in clauses (i) and (ii) of Section 4.2(c), conflict with or violate any permit, concession, franchise, license, judgment, injunction, Order, decree, statute, Law, ordinance, rule or regulation applicable to Buyer or Merger Sub or any of its or their respective rights, properties or assets, except in the case of clauses (ii) and (iii) of this Section 4.2(b) for any such conflicts, violations, breaches, defaults, terminations, cancellations, accelerations, losses, penalties or Liens, and for any consents or waivers not obtained, that, individually or in the aggregate, would not reasonably be expected to have a Buyer Material Adverse Effect.
(h)    No consent, approval, license, permit, order or authorization of, or registration, declaration, notice or filing with, any Governmental Entity or any stock market or stock exchange on which shares of Buyer common stock are listed for trading is required by or with respect to Buyer or Merger Sub in connection with the execution and delivery of this Agreement with or without the giving of notice or the lapse of time or both, by Buyer or Merger Sub or the consummation by Buyer or Merger Sub of the transactions contemplated hereby or thereby, except for (i) the pre‑merger notification requirements under the HSR Act and applicable foreign Antitrust Laws and (ii) the filing of the Certificate of Merger with the Delaware Secretary of State and appropriate corresponding documents with the appropriate authorities of other states in which the Company is qualified as a foreign corporation to transact business.
(i)    No vote of the holders of any class or series of Buyer’s capital stock or other securities is necessary for the consummation by Buyer of the transactions contemplated by this Agreement.
4.3    Litigation    . There is no Litigation pending or, to the knowledge of Buyer or Merger Sub, threatened against Buyer or Merger Sub, and neither Buyer nor Merger Sub is subject to any Order or decree of any Governmental Entity that, in either case, individually or in the aggregate, would reasonably be expected to have a Buyer Material Adverse Effect.
4.4    Operations of Merger Sub    . Merger Sub was formed solely for the purpose of engaging in the transactions contemplated by this Agreement, has engaged in no other business activities and has conducted its operations only as contemplated by this Agreement.
4.5    Financing    . Buyer and Merger Sub have sufficient funds to perform all of their respective obligations under this Agreement and to consummate the Merger.
ARTICLE V

CONDUCT OF BUSINESS
5.1    Covenants of the Company    . Except (a) as set forth in Section 5.1 of the Company Disclosure Letter or (b) as consented to in writing by Buyer, which consent will not be unreasonably withheld, conditioned or delayed (the foregoing permitted exceptions in clauses (a) and (b), the “Permitted Exceptions”), during the Pre-Closing Period, the Company shall (i) to conduct and operate its business in the ordinary course, (ii) use commercially reasonable efforts to maintain and preserve its business organization, assets and properties in all material respects in the manner in which its business is currently conducted and (iii) use commercially reasonable efforts to preserve its relationships and business with customers, suppliers, and distributors. Without limiting the generality of the foregoing, except as contemplated by one of the Permitted Exceptions, during the Pre-Closing Period, the Company shall not do any of the following:
(j)    other than the issuance of shares of capital stock in connection with the exercise of Company Warrants or Company Options outstanding on the date of this Agreement, (i) declare, set aside or pay any dividends on, or make any other distributions (whether in cash, securities or other property) in respect of, any of its capital stock, (ii) split, combine or reclassify any of its capital stock or issue or authorize the issuance of any other securities in respect of, in lieu of or in substitution for shares of its capital stock or any of its other securities or (iii) purchase, redeem or otherwise acquire any shares of its capital stock or any other of its securities or any rights, warrants or options to acquire any such shares or other securities;
(k)    issue, deliver, sell, grant, pledge or otherwise dispose of or encumber any shares of its capital stock, any other voting or equity securities or any securities convertible into or exchangeable for, or any rights, warrants or options to acquire, any such shares, equity or voting securities or convertible or exchangeable securities (other than the (x) issuance of shares of capital stock in connection with (i) the conversion of Company Preferred Stock or (ii) the exercise of Company Warrants or Company Options outstanding on the date of this Agreement and (y) equity securities issued to newly hired employees in the ordinary course consistent in values with past practices, with respect to an aggregate number of shares of Company Common Stock not to exceed 1,379,471 (as adjusted for stock splits, dividends, recapitalizations and the like and net of any expired or terminated equity awards pursuant to the terms of any option plan, restricted stock purchase agreement or similar arrangement occurring after the date hereof));
(l)    amend its Constituent Documents;
(m)    acquire (i) by merging or consolidating with, or by purchasing all or a substantial portion of the assets or any stock of, or by any other manner, any business or any Person or division thereof or (ii) any assets that are material, in the aggregate, to the Company, except purchases of inventory, supplies and raw materials in the ordinary course of business;
(n)    (i) sell, lease, license, pledge, divest or otherwise dispose of or encumber any of the Company’s rights with respect to any of the Company Products, Company LDTs or Collection Devices, (ii) sell, lease, license, pledge, divest or otherwise dispose of or encumber any properties, rights or Assets of the Company other than in the ordinary course of business consistent with past practice, or (iii) voluntarily place any Lien on its assets other than Permitted Liens;
(o)    (i) incur any Indebtedness for borrowed money or guarantee any such Indebtedness of another Person (other than letters of credit or similar arrangements issued to or for the benefit of suppliers and manufacturers in the ordinary course of business consistent with past practice) or (ii) make any loans, advances (other than routine advances to employees of the Company in the ordinary course of business consistent with past practice) or capital contributions to, or investment in, any other Person, other than Approved Investments;
(p)    terminate, enter into, amend, cancel, renew or modify, or consent to the termination of, any Contract that is, or, if applicable, would constitute a Company Material Contract if in effect on the date hereof, or waive, release or assign any rights or claims under a Company Material Contract or consent to the termination of the Company’s rights thereunder (other than the entry into Contracts for the sale or reimbursement of Company Products or Company LDTs, Contracts for reagents and materials for the production of Company Products or Company LDTs, and clinical trial agreements, in each case, in the ordinary course of business);
(q)    with respect to Intellectual Property, (A) sell, assign, license, sublicense, encumber, fail to maintain, transfer or otherwise dispose of any right, title or interest of the Company in any Company Intellectual Property or any Third Party Intellectual Property, except in the ordinary course of patent prosecution, consistent with past practice (which exception shall not include, for the avoidance of doubt, interferences, protests, inter partes reviews, post-grant reviews, oppositions, reissue and reexamination proceedings), (B) grant, extend, amend, or waive, cancel or modify any rights in or to the Company Intellectual Property or Third Party Intellectual Property (which exception shall not include, for the avoidance of doubt, interferences, protests, inter partes reviews, post-grant reviews, oppositions, reissue and reexamination proceedings), (C) amend, assign, terminate or fail to exercise any right of renewal or extension under any Contract covering Company Intellectual Property or Third Party Intellectual Property, or (D) fail to prosecute and maintain the Company’s Patents, except in the ordinary course of patent prosecution, consistent with past practice (which exception shall not include, for the avoidance of doubt, interferences, protests, inter partes reviews, post-grant reviews, oppositions, reissue and reexamination proceedings);
(r)    make any capital expenditure or other expenditure with respect to property, plant or equipment in excess of $1,500,000 in the aggregate for the Company;
(s)    Except in the ordinary course of business, consistent with past practice, (i) terminate or amend any pension, profit sharing, bonus, incentive compensation, deferred compensation, stock purchase, stock option, stock appreciation rights, severance or other Company Employee Plan, (ii) adopt, enter into, or establish a plan, policy, program, or arrangement that would be considered a Company Employee Plan were such plan, policy, program, or arrangement in effect on the date of this Agreement, (iii) increase the compensation or fringe benefits of, grant, pay, or agree to grant or pay, any severance arrangements or any unusual or extraordinary bonus, benefit or other form of direct or indirect compensation to, any director or executive officer, or materially increase the compensation or fringe benefits of, grant, pay, or agree to grant or pay, any severance arrangements or any unusual or extraordinary bonus, benefit or other form of direct or indirect compensation to, any other employee or any consultant, provided in each case that payments may be made under any such contracts existing as of the date of this Agreement or in connection with year-end bonuses in the ordinary course of business, (iv) accelerate the payment, right to payment or vesting of any compensation or benefits, including any outstanding options or restricted stock awards, other than as contemplated by this Agreement, (v) grant any stock options, stock appreciation rights, stock based or stock related awards, performance units or restricted stock (other than equity securities issued to newly hired employees in accordance with Section 5.1(b)(y)) or (vi) take any action other than in the ordinary course of business to fund or in any other way secure the payment of compensation or benefits under any Company Employee Plan;
(t)    (i) terminate, enter into, amend, cancel, renew or modify, or consent to the termination of, any employment agreement with any executive officer or Key Employee or (ii) terminate, enter into, amend, cancel, renew or modify, or consent to the termination of, any employment or consulting agreement that provides for compensation or payments to such employee or independent contractor in excess of $100,000 in any twelve-month period, unless, in the case of this clause (ii), such employment agreement or consulting agreement is terminable by the Company within thirty (30)-days’ notice without any payment or other material continuing obligations of the Company following such termination;
(u)    change any material accounting methods, principles or practices other than as required by GAAP;
(v)    (i) make or change any election in respect of Taxes, adopt or change any accounting method in respect of Taxes, file any amendment to a material Tax Return, settle any claim or assessment in respect of Taxes, or consent to any extension or waiver of the limitation period applicable to any material claim or assessment in respect of Taxes or (ii) make any material change in the Company’s cash management practices, including with respect to collection of receivables or payment of payables;
(w)    adopt a plan of complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization or other reorganization;
(x)    create any Subsidiary of the Company;
(y)    settle or compromise any Litigation, whether civil, criminal, administrative or arbitral, whether at law or in equity; or
(z)    authorize any of, or commit or agree to take any of, the foregoing actions.
5.2    Confidentiality    . The parties acknowledge that Buyer and the Company have previously executed the Confidentiality Agreement, which Confidentiality Agreement shall continue in full force and effect in accordance with its terms, except as expressly modified herein.
ARTICLE VI

ADDITIONAL AGREEMENTS
6.1    No Solicitation    . During the Pre-Closing Period, the Company shall not, and the Company shall not authorize or permit its directors, officers or employees or any investment banker, financial advisor, attorney, accountant or other advisor, agent or representative to, directly or indirectly, (a) solicit, initiate or knowingly encourage any Acquisition Proposal or (b) enter into, continue or otherwise participate in any discussions or negotiations regarding, or furnish to any Person any non‑public information for the purpose of encouraging or facilitating, any Acquisition Proposal. The Company shall promptly inform Buyer of the identity of any Person making an Acquisition Proposal during the Pre-Closing Period as well as the nature and material terms of any such Acquisition Proposal and shall furnish to Buyer a copy of any such Acquisition Proposal. Notwithstanding anything to the contrary in this Section 6.1, if, prior to the date the Company obtains the Written Consent, the Company receives an unsolicited, bona fide written Acquisition Proposal from a third party that its Board of Directors, after consultation with the Company’s financial advisor and outside counsel, has in good faith concluded is, or is reasonably likely to lead to, a Superior Offer, the Company may (i) furnish nonpublic information to the third party making such Acquisition Proposal and (ii) engage in negotiations with the third party with respect to the Acquisition Proposal, in each case, to the extent the Company’s Board of Directors determines in good faith that the failure to do so would violate its obligations under applicable Law.
6.2    Stockholder Consent or Approval    .
(d)    The Company shall use its reasonable best efforts in compliance with applicable Law to obtain the written consent of the holders of the requisite number of shares of capital stock of the Company required to secure the Company Stockholder Approval within four

(4) hours following the time of execution of this Agreement (the “Written Consent”). Promptly following receipt of the Written Consent, the Company shall cause its corporate Secretary to deliver a copy of such Written Consent to Buyer, together with a certificate executed on behalf of the Company by its corporate Secretary certifying that such Written Consent constitutes the Company Stockholder Approval. Nothing contained in this Section 6.2 shall be deemed to prohibit the Company from making any required disclosure to the Company’s stockholders if, in the good faith judgment of the Company’s Board of Directors, failure to so disclose would violate its obligations under applicable Law.
(e)    As soon as practicable after the delivery of the Written Consent (but in no event later than ten (10) Business Days after the date of this Agreement), the Company shall mail to each holder of record of Company Stock on the applicable record date that has not executed the Written Consent an information statement (the “Information Statement”) which shall include: (i) the notice required in connection with the Written Consent pursuant to Section 228(e) of the DGCL, (ii) the notice to stockholders of their appraisal rights under Section 262 of the DGCL and Section 13 of the CCC and a form of waiver of such appraisal and dissenters rights in a form reasonable satisfactory to Buyer, and (iii) a description of the Merger and this Agreement. Buyer and its counsel shall be given a reasonable opportunity to review and comment on the Information Statement and the Company shall give reasonable and good faith consideration to any comments made by Buyer and its counsel. The Company covenants that the Information Statement shall not contain any untrue statement of a material fact or omit to state a material fact necessary in order to make the statements made in such Information Statement, in light of the circumstances under which they were made, not misleading.
6.3    Buyer Approval    . Immediately following the execution of this Agreement, Buyer shall execute and deliver, in accordance with Section 228 of the DGCL and in its capacity as the sole stockholder of Merger Sub, a written consent adopting this Agreement.
6.4    Access to Information    . During the Pre-Closing Period, the Company shall (and shall cause its officers, employees and Representatives to) afford to Buyer’s officers, employees, accountants, counsel and other Representatives, reasonable access, upon reasonable notice, during normal business hours and in a manner that does not disrupt or interfere with business operations, to all of its properties, books, contracts, commitments, personnel and records as Buyer shall reasonably request, and, during such period, the Company shall furnish promptly to Buyer the information concerning its business, properties, assets and personnel as Buyer may reasonably request. Any access provided to Buyer or information provided by the Company shall not constitute any expansion of or additional representations or warranties of the Company beyond those specifically set forth in this Agreement. Buyer will hold any such information which is nonpublic in confidence in accordance with the Confidentiality Agreement.
6.5    Legal Conditions to the Merger    .
(q)    Subject to the terms hereof, including Section 6.5(b), the Company and Buyer shall each:

(i)    use its reasonable best efforts to take, or cause to be taken, all actions, and do, or cause to be done, and to assist and cooperate with the other parties in doing, all things necessary, proper or advisable to consummate and make effective the transactions contemplated hereby as promptly as practicable;
(ii)    as promptly as practicable and in any event within ten (10) Business Days after the date of this Agreement, make all necessary filings with Governmental Entities in order to facilitate prompt consummation of the transactions contemplated hereby, (including, within ten (10) Business Days after the date of this Agreement, making all necessary filings under the HSR Act), and thereafter make any other required submissions, with respect to this Agreement and the Merger required under any Antitrust Law;
(iii)    use its reasonable best efforts to make, as promptly as practicable, all necessary applications and filings, and thereafter make any other required submissions, with respect to this Agreement and the Merger required under any other applicable Law;
(iv)    use its reasonable best efforts to obtain, as promptly as practicable, from any Governmental Entity or any other third party any consents, licenses, permits, waivers, approvals, authorizations or orders required to be obtained or made by the Company or Buyer or Merger Sub in connection with the authorization, execution and delivery of this Agreement and the consummation of the transactions contemplated hereby; and
(v)    execute or deliver any additional instruments necessary to consummate the transactions contemplated by, and to fully carry out the purposes of, this Agreement.
The Company and Buyer shall cooperate with each other in connection with the making of any applications, filings and submissions contemplated above, including providing copies of all applicable documents to the non-filing or non-submitting party and its advisors prior to filing or submitting and, if requested, accepting reasonable additions, deletions or changes suggested in connection therewith. The Company and Buyer shall furnish to each other all information required for any application, filing or other required submission to be made pursuant to the rules and regulations of any applicable Law in connection with the transactions contemplated by this Agreement. For the avoidance of doubt, Buyer and the Company agree that nothing contained in this Section 6.5(a) shall modify or affect their respective rights and responsibilities under Section 6.5(b) and this Section 6.5(a) shall be subject to Section 6.5(c).
(r)    Subject to Section 6.5(c), Buyer and the Company agree to take, and Buyer shall cause each of its Subsidiaries to take, reasonable best efforts necessary to avoid or eliminate each and every impediment under any Antitrust Law that may be asserted by any Governmental Entity with respect to the Merger so as to enable the Closing to occur as soon as reasonably possible.  Each party shall promptly notify the other party of any communication to that party from any Governmental Entity and permit the other party to review in advance any proposed communication to any Governmental Entity.  Each party shall not agree to participate in any meeting with any Governmental Entity in respect of any filings, investigation or other inquiry unless it consults with the other party in advance and, to the extent permitted by such

Governmental Entity, gives the other party the opportunity to attend and participate thereat.  Each of the Company and Buyer will coordinate and cooperate fully with the other in exchanging such information and providing such assistance as the other may reasonably request in connection with the foregoing and in seeking early termination of any applicable waiting periods under the HSR Act or in connection with other any other authorizations, consents, orders or approvals required pursuant to any Antitrust Law in connection with the transactions contemplated hereby.  Each of the Company and Buyer agrees to respond promptly to and comply fully with any request for additional information or documents under the HSR Act. The Company will provide Buyer, and Buyer will provide the Company, with copies of all correspondence, filings or communications (or memoranda setting forth the substance thereof) between such party or any of its Representatives, on the one hand, and any Governmental Entity or members of its staff, on the other hand, with respect to this Agreement and the transactions contemplated hereby.
(s)    Each of Buyer and the Company shall use its respective reasonable best efforts to take (or cause to be taken) all actions and do (or cause to be done) all things necessary, proper or advisable to obtain all clearances, consents and approvals necessary to satisfy the condition set forth in Section 7.1(b) and otherwise consummate the Merger in compliance with applicable Antitrust Laws. Notwithstanding the foregoing or any other provision in this Agreement, in no event shall Buyer or any of its Affiliates be required to propose, negotiate, offer to commit or effect, by consent decree, hold separate order or otherwise, the sale, divestiture or disposition of such assets or businesses of Buyer or its Subsidiaries or the Company, nor shall Buyer nor any of its Affiliates be required to take any other action or refrain from taking any action which would materially and adversely diminish the value of the Company to Buyer or materially and adversely diminish Buyer’s ability to conduct its current business.
(t)    Subject to Sections 5.1 and 6.5(c), each of the Company and Buyer shall give (and Buyer shall cause its Subsidiaries to give) any notices to third parties, and use, and, in the case of Buyer, cause its Subsidiaries to use, their reasonable best efforts to obtain any third party consents required in connection with the Merger that are (i) necessary to consummate the transactions contemplated hereby, (ii) disclosed or required to be disclosed in the Company Disclosure Letter or (iii) required to prevent the occurrence of an event that would reasonably be expected to have a Company Material Adverse Effect or a Buyer Material Adverse Effect prior to or after the Effective Time.
(u)    For the avoidance of doubt, any information provided by the Company pursuant to this Section 6.5 shall be subject to the terms of the Confidentiality Agreement.
(v)    If any information otherwise required to be furnished by any party hereto pursuant to this Section 6.5 (such party, the “Furnishing Party”) constitutes information (i) relating to trade secrets, (ii) that is commercially sensitive or (iii) the provision of which would violate any Law or the terms of any Contract or would cause any applicable attorney-client privilege to be lost, the Furnishing Party shall advise the applicable other party that such information is not being furnished, and the Furnishing Party shall use its commercially reasonable efforts (A) to obtain the required consent of any third party to provide such access or disclosure or (B) to develop an alternative to providing such information so as to address such matters that is reasonably acceptable to Buyer and the Company.
6.6    Public Disclosure    . Except as may be required by Law, without the consent of Buyer (which consent shall not be unreasonably withheld) the Company shall not issue any press release or otherwise make any public statement (including announcements to the employees of the Company) with respect to the Merger or this Agreement.
6.7    Notification of Certain Matters    . During the Pre-Closing Period, Buyer shall give prompt written notice to the Company, and the Company shall give prompt written notice to Buyer, of (a) the occurrence, or failure to occur, of any event, which occurrence or failure to occur would cause or constitute, or be reasonably expected to cause or constitute, a breach of any representation or warranty in the Agreement that would reasonably be expected to cause the conditions to Closing set forth in Section 7.2(a) or 7.3(a), as the case may be, not to be satisfied or (b) any failure of Buyer and Merger Sub or the Company, as the case may be, to comply with or satisfy any covenant, condition or agreement to be complied with or satisfied by it under this Agreement, which failure would cause or constitute, or be reasonably expected to cause or constitute, a breach of any covenant or obligation in the Agreement that would reasonably be expected to cause the conditions to Closing set forth in Section 7.2(b) or 7.3(b), as the case may be, not to be satisfied. Notwithstanding the above, the delivery of any notice pursuant to this Section 6.7 will not limit or otherwise affect the remedies available hereunder to the party receiving such notice or the conditions to such party’s obligation to consummate the Merger. Failure of the Company to comply with this Section 6.7 shall not give rise to a remedy for the Company’s failure to comply with this Section 6.7, unless such failure was willful and intentional.
6.8    Employee Matters    . Following the Closing, Buyer shall comply, and shall cause the Surviving Corporation to comply, with the obligations of the Company under each employment agreement with each employee of the Company as in effect immediately prior to the Closing Date and will give each Continuing Employee full credit for prior service with the Company (and its predecessors) for purposes of (i) eligibility under any Buyer Employee Plans and (ii) determination of benefit levels under any Buyer Employee Plan or policy relating to vacation or paid time off, in each case for which the Continuing Employee is otherwise eligible and in which the Continuing Employee is offered participation, but not where such credit would result in a duplication of benefits. In addition, Buyer shall waive, or cause to be waived, any limitations on benefits relating to pre-existing conditions to the same extent such limitations are waived or do not apply under any comparable plan of the Company and recognize for purposes of annual deductible and out-of-pocket limits under its medical and dental plans, deductible and out-of-pocket expenses paid by Continuing Employees in the calendar year in which the Effective Time occurs. Nothing in this Agreement will prohibit Buyer from amending or terminating any benefit plan or arrangement covering any Continuing Employee on or after the Closing Date. Nothing in this Agreement will prohibit Buyer from terminating a Continuing Employee at any time and this Agreement shall not guarantee employment for a Continuing Employee for any period of time.

6.9    280G Matters    . To the extent any payments made with respect to, or which arise as a result of, this Agreement, could be characterized as an “excess parachute payment” within the meaning of Section 280G(b)(1) of the Code, the Company shall (i) as promptly as practicable (but in no event later than thirty (30) days) following the date of this Agreement, disclose its calculations with respect to the excess parachute payments to Buyer, along with the assumptions used to make the calculations and the data necessary for Buyer to confirm the accuracy of the calculations, and (ii) to the extent not already obtained, use its commercially reasonable efforts to obtain the consent of the recipient of any such payment that would otherwise be due and owing that such payment shall not be due and owing, paid or retained, absent 280G Stockholder Approval (as defined below). Prior to the Effective Time, the Company shall submit to a stockholder vote the right of any “disqualified individual” (as defined in Section 280G(c) of the Code) listed in Section 6.9 of the Company Disclosure Letter to receive any and all payments (or other benefits) contingent on the consummation of the transactions contemplated by this Agreement (within the meaning of Section 280G(b)(2)(A)(i) of the Code) to the extent necessary and in a manner reasonably satisfactory to Buyer, so that, if such vote is adopted by the Company stockholders in a manner that satisfies the stockholder approval requirements under Section 280G(b)(5)(B) of the Code and regulations promulgated thereunder, no payment received by such “disqualified individual” would be a “parachute payment” under Section 280G(b) of the Code (determined without regard to Section 280G(b)(4) of the Code) (“280G Stockholder Approval”). Such vote shall establish the “disqualified individual’s” right to receive or retain the payment or other compensation. In addition, the Company shall provide adequate disclosure to Company stockholders entitled to vote under Section 280G(b)(5)(B) of all material facts concerning all payments that, but for such vote, could be deemed “parachute payments” to any such “disqualified individual” under Section 280G of the Code in a manner that satisfies Section 280G(b)(5)(B)(ii) of the Code and regulations promulgated thereunder, and Buyer shall have the right to review and approve any disclosure so required before such disclosure is made, which approval shall not be unreasonably withheld.
6.10    Pay-Off Letters    . The Company shall obtain, no later than two (2) Business Days prior to the Closing Date, payoff letters (the “Pay-Off Letters”) in form reasonably satisfactory to Buyer from the holders (or the agents for such holders) of the Closing Indebtedness set forth in the Preliminary Closing Statement, and all documents related thereto, including any credit agreements, pledge agreements, security agreements, notes and guarantees, and all Liens securing such Indebtedness, shall be released or terminated upon the repayment of the Closing Indebtedness set forth in the Preliminary Closing Statement in accordance with the terms of such Pay-Off Letters.
6.11    Company Option and Company Warrant Notices    . The Company shall give notice to the holders of Company Options and the Company Warrants of the transactions contemplated by this Agreement and treatment the Company Options and the Company Warrants, in each case, in accordance with the terms thereof.
6.12    Payment of Estimated Company Transaction Expenses    . On the Closing Date, Buyer shall pay, or shall cause the Surviving Corporation to pay, all Estimated Company Transaction Expenses in the amounts set forth on the invoices delivered by the Company to Buyer not less than two (2) Business Days prior to Closing, as contemplated by Section 2.3(b)

(v).
6.13    FIRPTA Certificate    . Prior to the Closing, the Company shall deliver or cause to be delivered, to Buyer a certification that the shares of Company Stock are not United States real property interests as defined in Section 897(c) of the Code, together with a notice to the IRS, in accordance with the Treasury Regulations under Section 897 and 1445 of the Code. If the Company has not provided such certification and notice to Buyer on or before the Closing Date, Buyer shall be permitted to withhold from the payments to be made pursuant to this Agreement any required withholding Tax under Section 1445 of the Code.
6.14    Termination of Contracts with Company Related Persons    . The Company shall take all actions necessary so that, at or prior to the Effective Time, each Contract or arrangement between the Company and a Company Related Person set forth in Section 6.14 of the Company Disclosure Letter shall be terminated without further liability to or obligation of the Company.
6.15    Tax Matters    .
(a)    Filing of Tax Returns After the Closing Date. Buyer will prepare all Tax Returns that relate to a Tax period that ends on or before the Closing Date but is filed after the Closing Date in accordance with past practice of the Company.
(b)    Cooperation on Tax Matters. Buyer, the Company and the Stockholder Representative shall cooperate fully, as and to the extent reasonably requested by the other parties, in connection with the filing of Tax Returns, the filing of any amended Tax Return for a period prior to (or including) the Closing Date, any Tax audits, Tax proceedings or other Tax- related claims.
6.16    D&O Indemnity and Insurance    .
(a)    The certificate of incorporation and the by-laws of the Surviving Corporation shall contain provisions relating to the exculpation or indemnification of former officers and directors that provide the officers and directors of the Company prior to the Closing with rights that that are no less favorable than the rights afforded to such individuals in the Company’s certificate of incorporation and by-laws immediately prior the Effective Time. For a period of six (6) years after the Effective Time, Buyer shall not, and shall not permit the Surviving Corporation to, amend, repeal or modify any provision in the Surviving Corporation’s certificate of incorporation or by-laws relating to the exculpation or indemnification of former officers and directors (unless required by applicable law) in a manner that would adversely affect the rights thereunder of individuals who, at or prior to the Effective Time, were officers or directors of the Company, unless such amendment, modification or repeal is required by applicable law after the Effective Time, it being the intent of the parties hereto that the officers and directors of the Company prior to the Closing shall continue to be entitled to such exculpation and indemnification to the fullest extent permitted under applicable law. For a period of six (6) years following the Effective Time, Buyer shall cause the Surviving Corporation to fulfill and honor in all respects the obligations of the Company pursuant to any indemnification agreements in effect as of the date hereof between the Company and the

Company’s former officers and directors with respect to acts and omissions occurring at or prior to the Closing, subject to applicable law. For the avoidance of doubt, nothing this Section 6.16 shall prevent the Surviving Corporation from combining with any other entity (including Buyer), or the taking of any other action by Buyer or the Surviving Corporation that may result in the amendment, repeal or modification of the Surviving Corporation’s certificate of incorporation or by-laws, or any provision thereof relating to the exculpation or indemnification of former officers and directors, as long as Buyer causes the Surviving Corporation to provide the officers and directors of the Company prior to the Closing with rights that in the good faith judgment of Buyer are no less favorable than the rights afforded to such individuals in the Surviving Corporation’s certificate of incorporation or by-laws.
(b)    Prior to the Closing, the Company shall purchase and fully pay for, at its expense a six-year “tail” insurance policy with respect to directors’ and officers’ liability insurance with respect to matters existing or occurring at or prior to the Effective Time.
(c)    This Section 6.16 is intended to be for the benefit of, and shall be enforceable by the former directors and officers of the Company and their heirs and personal representatives and shall be binding on the Surviving Corporation and its successors and assigns. In the event the Surviving Corporation or its successor or assign (a) consolidates with or merges into any other Person and shall not be the continuing or surviving corporation or entity in such consolidation or merger or (b) transfers all or substantially all of its properties and assets to any Person, then, and in each case, proper provision shall be made so that the successor and assign of the Surviving Corporation shall honor the obligations set forth with respect to the surviving corporation and Buyer in this Section 6.16.
6.17    Form S-8; NASDAQ Listing    . Buyer shall file a Registration Statement on Form S-8 with the Securities and Exchange Commission covering the shares of Buyer common stock issuable with respect to Unvested Company Options as promptly as practicable after the Effective Time and will use commercially reasonable efforts to maintain the effectiveness of such registration statement thereafter for so long as any of such Unvested Company Options remain outstanding. Buyer shall use commercially reasonable efforts to cause the shares of Buyer common stock reserved for issuance upon exercise of Unvested Company Options to be approved for listing on the NASDAQ Global Select Market, subject to official notice of issuance, prior to the Effective Time.
6.18    Certain Actions. Prior the Effective Time, the Company (a) shall take all action necessary to terminate the employment of the individual set forth in Section 6.18 of the Company Disclosure Letter in accordance with the terms of such individual’s employment agreement and to provide that the Company has no obligations with respect to such individual following the Effective Time and (b) shall use reasonable best efforts to cause such individual to release the Buyer Indemnified Parties (including the Company) from all liability with respect to such termination.
ARTICLE VII

CONDITIONS TO MERGER

7.1    Conditions to Each Party’s Obligation To Effect the Merger    . The respective obligations of each party to this Agreement to effect the Merger shall be subject to the satisfaction on or prior to the Closing Date of the following conditions:
(f)    Stockholder Approval. The Company shall have obtained the Company Stockholder Approval.
(g)    HSR Act. The waiting period (and any extensions thereof) applicable to the consummation of the Merger under the HSR Act shall have expired or been terminated.
(h)    No Injunctions. No Governmental Entity of competent jurisdiction shall have enacted, issued, promulgated, enforced or entered any order, executive order, stay, decree, judgment or injunction (preliminary or permanent) or statute, rule or regulation which is in effect and which has the effect of making the Merger illegal or otherwise prohibiting consummation of the Merger.
7.2    Additional Conditions to Obligations of Buyer and Merger Sub    . The obligations of Buyer and Merger Sub to effect the Merger shall be subject to the satisfaction on or prior to the Closing Date of each of the following additional conditions, any of which may be waived, in writing, exclusively by Buyer and Merger Sub:
(k)    Representations and Warranties. (i) The representations and warranties of the Company set forth in this Agreement (other than as set forth in Sections 3.2 (Capitalization), 3.4(a) and 3.4(d) (Authority), and 3.22 (Allocation Schedules) shall be true and correct (without regard to any materiality or Company Material Adverse Effect qualifications contained therein) as of the Closing Date as though made on and as of the date of this Agreement and as of the Closing Date, except as would not, individually or in the aggregate, reasonably be expected to result in a Company Material Adverse Effect (provided that representations and warranties that are made as of a particular date shall be true and correct (without regard to any materiality or Company Material Adverse Effect qualifications contained therein) as of such date as though made on such date, except as would not, individually or in the aggregate, reasonably be expected to result in a Company Material Adverse Effect) and (ii) the representations and warranties of the Company set forth in Sections 3.2 (Capitalization), 3.4(a) and 3.4(d) (Authority), and 3.22 (Allocation Schedules) of this Agreement shall be true and correct in all material respects as of the date of this Agreement and as of the Closing Date as though made on and as of the Closing Date (provided that representations and warranties that are made as of a particular date shall be true and correct in all material respects as of such date) and (iii) Buyer shall have received a certificate dated as of the Closing Date signed on behalf of the Company by an executive officer of the Company certifying as to the fulfillment of the foregoing conditions set forth in this Section 7.2(a).
(l)    Performance of Obligations of the Company. The Company shall have performed in all material respects all obligations required to be performed by it under this Agreement on or prior to the Closing Date; and Buyer shall have received a certificate dated as of the Closing Date, signed on behalf of the Company by an executive officer of the Company certifying as to the fulfillment of the foregoing condition.

(m)    Company Material Adverse Effect. Since the date of this Agreement, there shall not have occurred any Company Material Adverse Effect.
(n)    Dissenting Shares. The period during which any holders of any class or series of Company Stock can exercise their statutory appraisal rights under Section 262 of the DGCL or Section 13 of the CCC with respect to the Merger shall have expired, and the holders of Company Stock representing not more than five percent (5%) of the votes entitled to be cast by holders of Company Stock entitled to exercise such statutory appraisal rights or dissenter rights shall have exercised (and not subsequently withdrawn or waived) such statutory appraisal or dissenter rights.
(o)    Escrow Agreement. The Stockholder Representative and the Escrow Agent shall have executed and delivered the Escrow Agreement.
(p)    Payoff Letters. The Company shall have delivered to Buyer the Pay-Off Letters.
(q)    Preliminary Closing Statement and Closing Allocations Schedule. No later than three (3) Business Days prior to the Closing Date, the Company shall have delivered to Buyer (i) the Preliminary Closing Statement and (ii) the Closing Date Allocation Schedule.
(r)    Ancillary Agreements. The Company shall have executed and delivered each of the other Ancillary Agreements to which it is a party.
7.3    Additional Conditions to Obligations of the Company    . The obligation of the Company to effect the Merger shall be subject to the satisfaction on or prior to the Closing Date of each of the following additional conditions, either of which may be waived, in writing, exclusively by the Company:
(c)    Representations and Warranties. (i) The representations and warranties of Buyer and Merger Sub set forth in this Agreement shall be true and correct as of the date of this Agreement and as of the Closing Date as though made on and as of the Closing Date (except (i) to the extent such representations and warranties are specifically made as of a particular date, in which case such representations and warranties shall be true and correct as of such date, and (ii) where the failure to be true and correct (without regard to any materiality or Buyer Material Adverse Effect qualifications contained therein), individually or in the aggregate, has not had a Buyer Material Adverse Effect), and (ii) the Company shall have received a certificate dated as of the Closing Date signed on behalf of Buyer by an executive officer of Buyer certifying as to the fulfillment of the foregoing condition.
(d)    Performance of Obligations of Buyer and Merger Sub. Buyer and Merger Sub shall have performed in all material respects all obligations required to be performed by them under this Agreement on or prior to the Closing Date; and the Company shall have received a certificate dated as of the Closing Date signed on behalf of Buyer by an executive officer of Buyer certifying as to the fulfillment of the foregoing condition.

(e)    Escrow Agreement. Buyer and the Escrow Agent shall have executed and delivered the Escrow Agreement.
(f)    Ancillary Agreements. Buyer and Merger Sub shall have executed and delivered each of the other Ancillary Agreements to which each is proposed to be a party or which is proposed to be executed and delivered by either of them.
7.4    Effect of Investigation    . The conditions set forth in this Article VII shall not be affected by any investigation conducted by or on behalf of the party seeking to invoke such condition or any knowledge acquired (or capable of being acquired) by such party, whether before or after the date of this Agreement.
ARTICLE VIII

TERMINATION AND AMENDMENT
8.1    Termination    . This Agreement may be terminated at any time prior to the Effective Time (with respect to Sections 8.1(b) through 8.1(f), by written notice by the terminating party to the other party), whether before or, subject to the terms hereof, after receipt of the Company Stockholder Approval:
(s)    by mutual written consent of Buyer, Merger Sub and the Company; or
(t)    by either Buyer or the Company if the Merger shall not have been consummated by the Outside Date); provided, however, that the right to terminate this Agreement under this Section 8.1(b) shall not be available to any party whose action or failure to act has been a proximate cause of or resulted in the failure of the Merger to occur on or before such date and such action or failure to act constitutes a breach of this Agreement; or
(u)    by either Buyer or the Company if a Governmental Entity of competent jurisdiction shall have issued a nonappealable final order, decree or ruling or taken any other nonappealable final action, in each case having the effect of permanently restraining, enjoining or otherwise prohibiting the Merger; or
(v)    by Buyer, if at any time prior to the Effective Time there has been a breach of any representation or warranty, covenant or agreement of the Company in this Agreement such that the conditions set forth in Section 7.2(a) or (b) would not be satisfied and such breach has not been cured within thirty (30) calendar days after written notice thereof to the Company; provided, however, that the right to terminate this Agreement pursuant to this Section 8.1(d) shall not be available to Buyer if Buyer is in material breach of this Agreement; or
(w)    by the Company, if at any time prior to the Effective Time there has been a breach of any representation or warranty, covenant or agreement of Buyer in this Agreement such that the conditions set forth in Section 7.2(a) or (b) would not be satisfied and such breach has not been cured within thirty (30) calendar days after written notice thereof to Buyer; provided, however, that the right to terminate this Agreement pursuant to this Section 8.1(e) shall not be available to the Company if the Company is in material breach of this Agreement; or

(x)    by Buyer, if the Company Stockholder Approval shall not have been obtained within four (4) hours following the time of execution of this Agreement,
8.2    Effect of Termination    . In the event of the termination of this Agreement as provided in Section 8.1, this Agreement shall immediately become void and there shall be no liability or obligation on the part of Buyer, the Company, Merger Sub or their respective officers, directors, stockholders or Affiliates; provided that (a) any such termination shall not relieve any party from liability for damages for fraud or any intentional misrepresentation or willful and material breach hereof by Buyer, Merger Sub or the Company, as the case may be and (b) the provisions of Section 5.2 (Confidentiality) and 8.3 (Fees and Expenses), this Section 8.2 (Effect of Termination) and Article XI (Miscellaneous) of this Agreement and the Confidentiality Agreement shall remain in full force and effect and survive any termination of this Agreement. For purposes of this Section 8.2, a “willful and material breach” shall mean a material breach of this Agreement that is a consequence of an act undertaken or a failure to act by the breaching party with the knowledge that the taking of such act or a failure to take such act would result in a material breach of this Agreement.
8.3    Fees and Expenses    . Except as set forth in Section 6.12 and this Section 8.3, all fees and expenses incurred in connection with this Agreement and the transactions contemplated hereby shall be paid by the party incurring such fees and expenses, whether or not the Merger is consummated. Buyer shall pay all fees and expenses relating to the Paying Agent. Buyer shall pay fifty percent (50%) of all filing fees required under the HSR Act, and the remainder of such filing fees shall constitute “Company Transaction Expenses,” as set forth in the definition of such term in Section 10.1. Buyer and the Company shall each pay fifty percent (50%) of the legal fees of the Company in connection with any second request under the HSR Act (and related investigation and process leading to clearances from Governmental Entities) up to an aggregate of $500,000 in such Company legal fees, and Buyer shall pay any and all such Company legal fees in excess of $500,000.
8.4    Amendment    . This Agreement may be amended by the parties hereto, by action taken or authorized by their respective Boards of Directors, at any time before or after receipt of the Company Stockholder Approval, but, after receipt of the Company Stockholder Approval no amendment shall be made that by Law or the Company’s certificate of incorporation requires further approval by the Company’s stockholders without such further approval. This Agreement may not be amended except by an instrument in writing signed on behalf of each of the parties hereto.
8.5    Extension; Waiver    . At any time prior to the Effective Time, the parties hereto, by action taken or authorized by their respective Boards of Directors, may, to the extent legally allowed, (a) extend the time for the performance of any of the obligations or other acts of the other parties hereto, (b) waive any inaccuracies in the representations and warranties contained herein or arising from any document delivered pursuant hereto and (c) waive compliance with any of the agreements or conditions contained herein. Any agreement on the part of a party hereto to any such extension or waiver shall be valid only if set forth in a written instrument signed on behalf of such party. Such extension or waiver shall not be deemed to apply to any time for performance, inaccuracy in any representation or warranty, or noncompliance with any agreement or condition, as the case may be, other than that which is specified in the extension or waiver. The failure of any party to this Agreement to assert any of its rights under this Agreement or otherwise shall not constitute a waiver of such rights.
ARTICLE IX

SURVIVAL; INDEMNIFICATION
9.1    Survival    . The representations and warranties and pre-closing covenants contained herein shall survive the Closing as follows: (i) the Specified Representations shall survive until the expiration of the applicable statute of limitations and shall thereupon expire and (ii) all representations and warranties other than the Specified Representations shall survive until 5:00 p.m., Eastern Time, on the date that is eighteen (18) months after the Closing Date and shall thereupon expire; provided, that, to the extent that, prior to such expiration, any Buyer Indemnified Party shall have delivered a notice of claim for breach to the Stockholder Representative, the representation or warranty or pre-closing covenant alleged in such notice to have been breached, together with any associated right to indemnification, shall survive, to the extent of any claims asserted in such notice, until such claims are fully and finally resolved. The Buyer Indemnified Parties may not make an indemnification claim with respect to Losses pursuant to Section 9.2(a)(iii) or 9.2(a)(v) (other than indemnification claims based on facts resulting from the execution and delivery of this Agreement or the consummation of the transactions contemplated by this Agreement or the performance of obligations under this Agreement) after 5:00 p.m., Eastern Time, on the date that is eighteen (18) months after the Closing Date. The covenants and agreements contained herein to be performed or complied with after the Closing shall survive the Closing, along with all rights and remedies with respect to any breach thereof, until the expiration of the applicable statute of limitations.
9.2    Indemnification    .
(w)    From and after the Closing, each of Buyer, its Affiliates (including after the Closing, the Surviving Corporation and its subsidiaries) and each of their respective officers, directors, managers, employees, successors, assigns, Subsidiaries and Affiliates (the “Buyer Indemnified Parties”) shall be indemnified and held harmless by the Company Equityholders, out of the Escrow Fund and Buyer’s right to setoff in accordance with Section 9.2(c), from and against any and all debts, obligations, losses, liabilities, damages, costs, deficiencies, assessments, fines, judgments (including all reasonable attorneys’ fees and disbursements, court costs and other expenses of investigation) (collectively, “Losses”) that are incurred or suffered by any of the Buyer Indemnified Parties arising from or as a result of:
(i)    any inaccuracy or breach of any representation or warranty of the Company herein, as of the date hereof or as of the Closing Date (as if such representation or warranty was made as of the Closing Date), or, in the case of a representation or warranty made as of a particular date, as of such date, in each case, as such representation or warranty would read if all qualifications as to materiality or Company Material Adverse Effect were deleted therefrom, except for materiality qualifiers in the form of dollar thresholds;

(ii)    any breach of failure to perform any covenant or agreement of the Company contained in this Agreement;
(iii)    any inaccuracy or breach of Section 3.15(c);
(iv)    any claim in respect of any Dissenting Shares and any payments to any Person that was a holder of Company Stock immediately prior to the Effective Time in respect of such Person’s Dissenting Shares, to the extent that such payments exceed the amount to which such Person would have been entitled based on the Closing Date Allocation Schedule;
(v)    any claim by any current or former director, officer or other Person having any right to indemnification by the Company or the Surviving Corporations (including arising under Section 6.16), for indemnification with respect to any claim asserted against such Person arising out of any act or omission of such Person occurring at or prior to the Closing;
(vi)    any settlement of or judgment (assuming there is a settlement or judgment, including all related reasonable attorneys’ fees and disbursements, court costs and other expenses of investigation, whenever incurred) arising from any Litigation (which Litigation must be contested in good faith by Buyer, unless assumed by Stockholder Representative pursuant to Section 9.3(b)) asserting or based upon any claim that the Merger consideration required to be paid pursuant to Article II is not in accordance with the terms of the Company’s Constituent Documents and all other agreements and instruments among the Company and the Company Equityholders; and
(vii)    any settlement of or judgment (assuming there is a settlement or judgment, including all related reasonable attorneys’ fees and disbursements, court costs and other expenses of investigation, whenever incurred) arising from any Litigation relating to the termination of any officer of the Company on or after January 1, 2012 and on or prior to the Closing Date.
(x)    Any recovery by any of the Buyer Indemnified Parties for indemnification under this Section 9.2 shall be subject to the following:
(i)    the Buyer Indemnified Parties shall not be entitled to recover any amount for indemnification claims under Section 9.2(a)(i) (other than with respect to the Specified Representations) unless and until (x) with respect to any individual claim or series of related claims based on a similar set of operative facts, the aggregate amount (without duplication) of Losses of the Buyer Indemnified Parties relating such claim or claims is greater than $150,000 (the “De Minimis Amount”), in which case the Buyer Indemnified Parties shall, subject to the other provisions of this Article IX, be entitled to recover for all such Losses under such claim or series of related claims, and (y) with respect to all claims brought by the Buyer Indemnified Parties, the aggregate amount (without duplication) of Losses of the Buyer Indemnified Parties relating such claims exceed, in the aggregate, $2,000,000 (the “Threshold”), in which event (subject to clauses (ii), (iii), (iv) and (v) of this Section 9.2(b)) the Buyer Indemnified Parties shall be entitled to be indemnified for the aggregate of all Losses for which the Buyer Indemnified Parties are entitled to indemnification without regard to the Threshold (i.e., from the first dollar of Losses);
(ii)    except in the event of fraud, intentional misrepresentation or willful and material breach and with respect to the Specified Representations (as to which this Section 9.2(b)(ii) does not apply), the maximum amount recoverable by the Buyer Indemnified Parties for indemnification claims under Section 9.2(a)(i), 9.2(a)(iii), 9.2(a)(v) and 9.2(a)(vii) shall, in the aggregate, be equal to first, any amounts then remaining in the Escrow Fund and thereafter, up to $15,000,000 set off against any Milestone Payments pursuant to Section 9.2(c) (the “Indemnification Cap”);
(iii)    to the extent that the Buyer Indemnified Parties make any indemnification claims for Losses against the Company Equityholders pursuant to this Article IX for which recovery is permitted beyond the Indemnification Cap and that will not be satisfied solely by reimbursement from first, the Escrow Fund and thereafter, set-offs against the Milestone Payments pursuant to Section 9.2(c), the Company Equityholders shall thereafter be severally (on the basis of each Company Equityholder’s proportionate share of the aggregate cash consideration, if any, received by all Company Equityholders as of the date of such claim) but not jointly liable for any such payments; and
(iv)    except in the event of fraud, intentional misrepresentation or willful and material breach (as to which this Section 9.2(b)(v) does not apply), the maximum liability of any particular Company Equityholder under this Article IX (other than as may be satisfied first, by the Escrow Fund and thereafter, set off against any Milestone Payment) shall be the amounts actually received by such Company Equityholder pursuant to Article II of this Agreement (the “Maximum Liability Cap”).
For purposes of determining whether the Threshold, the Indemnification Cap, the De Minimis Amount or the Maximum Liability Cap has been reached, all of the Buyer Indemnified Parties shall be considered as one claimant.
(y)    Notwithstanding any provision of this Agreement to the contrary, the parties hereby acknowledge and agree that, in addition to any other right hereunder:
(i)    Buyer and its Affiliates shall have the right, but not the obligation, from time to time to set off any Losses for which the Buyer Indemnified Parties are entitled to indemnification hereunder against any Milestone Payment; provided, that such right of set off with respect to indemnification claims made under Section 9.2(a)(i) (except in the event of fraud, intentional misrepresentation or willful and material breach and with respect to the Specified Representations, as to which this proviso shall not apply) shall in no event exceed $15,000,000, and may only be set off after the Escrow Fund has been reduced to zero or if the Buyer Indemnified Parties have pending indemnification claims against the Escrow Fund equal to or in excess of the remaining balance thereof.
(ii)    If at the time any Milestone Payment is due and payable there shall be any outstanding claim for indemnification (subject to the proviso set forth in Section 9.2(c)

(i)), the amount of Losses with respect to which shall not have been finally determined, then the amount of such Milestone Payment shall be reduced by the amount of Losses the Buyer Indemnified Party reasonably estimates to be subject to such indemnification claim. If the final amount of Losses for such indemnification claim is less than the amount by which such Milestone Payment was reduced for such claim, then Buyer shall promptly deliver the difference to the Paying Agent for distribution to the Company Equityholders pro rata (on the basis of each Company Equityholder’s proportionate share of the applicable Milestone Payments such Company Equityholders would have received but for the set off of such amount). If the final amount of Losses for such indemnification claim exceeds the amount by which such Milestone Payment was reduced for such claim, then, subject to Section 9.2(b), Buyer shall continue to be entitled to indemnification for the amount of such excess pursuant to the terms and conditions of this Article IX.
(z)    If the transactions contemplated hereby are consummated, the rights to indemnification set forth in this Article IX shall not be affected by any investigation conducted by or on behalf of the Buyer Indemnified Parties or any knowledge acquired (or capable of being acquired) by the Buyer Indemnified Parties, whether before or after the date of this Agreement, with respect to the inaccuracy or noncompliance with any representation, warranty, covenant or obligation which is the subject of indemnification hereunder.
(aa)    The amount of Losses recoverable by any Buyer Indemnified Party under this Article IX with respect to an indemnity claim shall be reduced by (i) the amount of any payment actually received by such Buyer Indemnified Party from any insurance policy net of any deductibles or other amounts payable with respect thereto and (ii) the amount of any net Tax benefits realized by the Buyer Indemnified Party from the incurrence or payment of such Losses. For purposes of Section 9.2(e)(ii), a Tax benefit will be considered realized by a Buyer Indemnified Party at the time of the receipt of a Tax refund (or credit in lieu of a Tax refund) or upon the actual reduction in Tax paid by such Buyer Indemnified Party or the actual use by such Buyer Indemnified Party of a Tax overpayment as a credit or other Tax offset (and, in the case of such a reduction, credit, offset or use, only at the time the Tax so reduced, credited or offset would otherwise have been due and payable); provided, that in determining whether a specified Tax benefit is realized and the amount thereof, the Buyer Indemnified Party receiving a Tax benefit shall be considered to utilize all tax benefits, losses, deductions, offsets, credits, and other Tax attributes, other than Tax items associated with the Loss at issue, prior to utilization of such Tax items.
(bb)    Notwithstanding anything in this Agreement to the contrary, nothing related to or arising from (i) the value, condition or diminution of any net operating loss carry forward, tax credit carry forward or any other Tax attribute of the Company, or (ii) the ability of Buyer or any of its Affiliates to utilize any such Tax asset, shall constitute Losses under this Article IX.
(cc)    Except to the extent damages in connection with a Third Party Claim are awarded to a third party, the Buyer Indemnified Parties shall not be entitled to recover pursuant to the indemnification provisions of this Article IX any punitive or exemplary damages.

(dd)    Each of the parties agrees to treat any indemnification payment made pursuant to this Article IX as an adjustment to the Final Closing Cash Consideration for all income tax purposes.
9.3    Procedures for Third Party Claims.
(e)    In order for a Buyer Indemnified Party to be entitled to indemnification pursuant to this Article IX in respect of, arising out of or involving a third-party suit, proceeding, claim or demand (a “Third Party Claim”), such Buyer Indemnified Party shall promptly (and in any event within thirty (30) days following receipt of written notice of such Third Party Claim) notify the Stockholder Representative in writing of such Third Party Claim (such notice, a “Third Party Claim Notice”), describing in reasonable detail the facts and circumstances with respect to the subject matter of such Third Party Claim; provided, that the failure to promptly provide such notice shall not waive any rights of the Buyer Indemnified Party under this Article IX except to the extent the rights of the Company Equityholders are actually and materially prejudiced thereby (it being understood that the failure to have released the remainder of the Escrow Fund at the end of its expected period due to an inability to ascertain the amount of Loss owed to a Buyer Indemnified Party at such time shall not constitute such prejudice).
(f)    The Stockholder Representative shall have the right to assume control of the defense of such Third Party Claim with counsel reasonably satisfactory to the Buyer Indemnified Party; provided, that (i) the Stockholder Representative may only assume control of such defense on behalf of the Company Equityholders if (A) it acknowledges in writing to the Buyer Indemnified Parties on behalf of all of the Company Equityholders that any damages, fines, costs or other liabilities that may be assessed against the Buyer Indemnified Party in connection with such Third Party Claim constitute Losses for which the Buyer Indemnified Parties shall be indemnified pursuant to this Article IX and (B) the damages claimed or sought in such Third Party Claim, taken together with the reasonably estimated costs of defense thereof and the claimed amount with respect to any unresolved claims for indemnification then pending, is less than or equal to the current balance held by the Escrow Agent under the Escrow Agreement, and (ii) the Stockholder Representative may not assume control of the defense of any Third Party Claim (X) involving any allegation of criminal liability or misappropriation or infringement of any Intellectual Property, (Y) in which equitable relief is sought against the Buyer Indemnified Party or any of its Affiliates or (Z) involving any allegation by any Governmental Entity of non-compliance with applicable Law. Prior to the time the Buyer Indemnified Party is notified by the Stockholder Representative as to whether the Stockholder Representative will assume the defense of such Third Party Claim, the Buyer Indemnified Party shall use its commercially reasonable efforts to take all actions reasonably necessary to timely preserve the collective rights of the parties with respect to such Third Party Claim, including responding timely to legal process. In the event the Stockholder Representative has assumed the defense of such Third Party Claim in accordance herewith, the Buyer Indemnified Party shall have the right to participate in the defense thereof (it being understood that the Stockholder Representative shall control such defense) and to employ its own counsel, all at its own expense. If the Stockholder Representative shall decline to assume the defense of such Third Party Claim (or shall fail to notify the Buyer Indemnified Party of its election to defend such Third Party

Claim) within thirty (30) days after the giving by the Buyer Indemnified Party to the Stockholder Representative of a Third Party Claim Notice with respect to such Third Party Claim, the Buyer Indemnified Party shall control the defense against such Third Party Claim. The Buyer Indemnified Party shall be entitled to be reimbursed for all reasonable fees and expenses incurred by the Buyer Indemnified Party in the defense of such Third Party Claim (including all such reasonable fees and expenses incurred by the Buyer Indemnified Party prior to the assumption of such Third Party Claim by the Stockholder Representative in accordance with this Section 9.3(b)), including the reasonable fees and expenses of outside counsel employed by the Buyer Indemnified Party, if and to the extent that the Buyer Indemnified Party shall be entitled to indemnification for such Third Party Claim, and subject to the applicable limitations of Section 9.2(b). Regardless of which party assumes the defense of such Third Party Claim, if the Stockholder Representative, on behalf of all of the Company Equityholders, has acknowledged in writing responsibility for such claim, the Buyer Indemnified Party shall not admit any liability with respect to, or settle, compromise or discharge, such Third Party Claim without the Stockholder Representative’s prior written consent (which consent shall not be unreasonably withheld, conditioned or delayed).
(g)    The Stockholder Representative shall not consent to a settlement of, or the entry of any judgment arising from, any such Third Party Claim without the Buyer Indemnified Party’s prior written consent (which consent shall not be unreasonably withheld, conditioned or delayed) unless such settlement or judgment (A) relates solely to monetary damages for which the Buyer Indemnified Party is entitled to indemnification in full and sufficient funds remain in the Escrow Fund to fund any related payments and (B) includes as an unconditional term thereof the release of the Buyer Indemnified Party from all liability with respect to such Third Party Claim.
(h)    Regardless of which party assumes the defense of a Third Party Claim, the parties agree to cooperate with one another in connection therewith. Such cooperation shall include providing records and information that are relevant to the Third Party Claim, and making employees and officers available on a mutually convenient basis to provide additional information and explanation of any material provided hereunder and to act as a witness or respond to legal process.
9.4    Exclusive Remedy.     Except in the case of fraud or with respect to seeking injunctive relief pursuant to Section 11.9, from and after the Closing, the sole and exclusive monetary remedy for any Buyer Indemnified Party for Losses or other monetary damages arising from a breach of this Agreement shall be the indemnification provided under this Article IX.
ARTICLE X
DEFINITIONS
10.1    Definitions    . For purposes of this Agreement, each of the following terms shall have the meaning set forth below. Capitalized terms used but not otherwise defined herein have the meanings ascribed to them in Schedule 2.9 hereto.

“1st Milestone Cumulative Consideration Target” means, (a) prior to the payment of the first Milestone Payment in accordance with Schedule 2.9(e), zero, and (b) upon the payment of the first Milestone Payment in accordance with Schedule 2.9(e), the sum of (i) the Final Closing Cash Consideration and (ii) $25,000,000.
“1st Milestone Discount Factor” means the quotient of (a) 25,000,000, net of any set off for Losses of the Buyer Indemnified Parties in accordance with Section 9.2(c) divided by (b) 25,000,000.
“1st Milestone Per Share Cumulative Target” means the quotient of (a) 1st Milestone Cumulative Consideration Target divided by (b) the Number of Fully Diluted Vested Shares.
“2nd Milestone Payment Amount” has the meaning set forth in Schedule 2.9(e), when, as and if paid in accordance with Schedule 2.9(e), and net of any set off for Losses of the Buyer Indemnified Parties in accordance with Section 9.2(c).
“3rd Milestone Payment Amount” has the meaning set forth in Schedule 2.9(e), when, as and if paid in accordance with Schedule 2.9(e), and net of any set off for Losses of the Buyer Indemnified Parties in accordance with Section 9.2(c).
“4th Milestone Payment Amount” has the meaning set forth in Schedule 2.9(e), when, as and if paid in accordance with Schedule 2.9(e), and net of any set for Losses of the Buyer Indemnified Parties in accordance with Section 9.2(c).
“280G Stockholder Approval” has the meaning set forth in Section 6.9.
“Acquisition Proposal” means (a) any proposal or offer for a merger, consolidation, dissolution, sale of substantial assets outside the ordinary course of business, stock purchase, recapitalization, share exchange or other business combination involving the Company, (b) any proposal for the issuance by the Company of over fifteen percent (15%) of its equity securities then outstanding or (c) any proposal or offer to acquire in any manner, directly or indirectly, over fifteen percent (15%) of the equity securities then outstanding or total assets of the Company, in each case, other than the transactions contemplated by this Agreement.
“Affiliate” means any Person who is an “affiliate” of that party within the meaning of Rule 405 promulgated under the Securities Act of 1933; provided, however, that in each case where a stockholder of the Company is a venture capital fund or a director of the Company is an employee or partner of a venture capital fund, no portfolio company of such venture capital fund shall be considered an Affiliate of the Company solely on the basis of such relationship.
“Aggregate Company Warrant Exercise Price” means the aggregate exercise price of all Company Warrants outstanding immediately prior to the Effective Time, other than (a) Underwater Company Warrants and (b) such Company Warrants that are either exercised on a Net Basis or are canceled for no consideration, in each case, in connection with the transactions contemplated hereby .

“Aggregate Option Exercise Price” means the aggregate exercise price of all Company Options outstanding immediately prior to the Effective Time, other than (a) Underwater Company Options and (b) such Company Options that are exercised on a Net Basis in connection with the transactions contemplated hereby.
“Agreement” has the meaning set forth in the Preamble.
“Ancillary Agreement” means any agreement or certificate executed at or prior to the Closing pursuant to this Agreement, including the Escrow Agreement.
“Antitrust Laws” means the HSR Act, the Sherman Act, the Clayton Act, the Federal Trade Commission Act and any other applicable federal, state or foreign antitrust, competition or trade regulation Law, regulation or decree.
“Approved Investments” means marketable direct obligations issued by, or unconditionally guaranteed by, the United States government or issued by any agency thereof and backed by the full faith and credit of the United States, in each case maturing within one year from the date of acquisition.
“Assets” means all assets, both tangible and intangible, of every kind, nature and description.
“Audit Period” has the meaning set forth in Section 2.9(c).
“Bankruptcy and Equity Exception” means the effects of bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and similar Laws of general applicability relating to or affecting creditors’ rights and to general equity principles.
“Base Amount” means $350,000,000.
“Book Entry” means, for any shares of Company Stock that are not certificated as of the Effective Time, the corresponding book entry in the Company’s share register representing such uncertificated shares of Company Stock.
“Business Day” means any day other than (a) a Saturday or Sunday or (b) a day on which banking institutions located in New York, New York are permitted or required by Law, executive order or governmental decree to remain closed.
“Buyer” has the meaning set forth in the Preamble.
“Buyer Employee Plan” means any “employee pension benefit plan” (as defined in Section 3(2) of ERISA), any “employee welfare benefit plan” (as defined in Section 3(1) of ERISA), and any other written or oral plan, agreement or arrangement, including insurance coverage, severance benefits, disability benefits, deferred compensation, bonuses, stock options, stock purchase, phantom stock, stock appreciation or other forms of incentive compensation or post-retirement compensation and all unexpired severance agreements, for the benefit of, or relating to, any current or former employee of Buyer or any of its Subsidiaries.

“Buyer Indemnified Parties” has the meaning set forth in Section 9.2(a).
“Buyer Material Adverse Effect” means any Change that has a material adverse effect on the ability of Buyer or Merger Sub to consummate the transactions contemplated by this Agreement.
“CCC” has the meaning set forth in Section 2.6(a).
“Certificate of Merger” means the certificate of merger or other appropriate documents prepared and executed in accordance with Section 251(c) of the DGCL.
“Change” means any change, event, circumstance, condition, state of affairs or development.
“Clayton Act” means the Clayton Antitrust Act of 1914, as amended.

“CLIA” means the Clinical Laboratory Improvement Amendments of 1988, as amended together with any rule, regulation, interpretation, guidance document, policy, judgment lawfully issued or promulgated thereunder by the Center for Medicare and Medicaid (or any predecessor entity).
“Closing” means the closing of the Merger.
“Closing Adjustment Amount” has the meaning set forth in Section 2.4(e).
“Closing Cash” means all cash and cash equivalents (including Approved Investments) held by the Company on hand or in bank or other accounts, as of 11:59 p.m., Eastern Time on the day immediately preceding the Closing Date, determined using the same accounting principles, policies, methods and procedures, consistently applied, as those used in preparing the Company Balance Sheet; provided, that Closing Cash shall be calculated net of issued but uncleared checks and drafts and shall not include restricted cash.
“Closing Date” means a date to be specified by Buyer and the Company, which shall be no later than the second (2nd) Business Day after satisfaction or waiver of the conditions set forth in Article VII (other than (i) delivery of items to be delivered at the Closing and (ii) satisfaction of those conditions that by their nature are to be satisfied at the Closing, it being understood that the occurrence of the Closing shall remain subject to the performance of such covenant, delivery of such items and the satisfaction or waiver of such conditions at the Closing).
“Closing Date Allocation Schedule” has the meaning set forth in Section 2.2(c).
“Closing Indebtedness” means all Indebtedness of the Company as of the close of business on the day immediately prior to the Closing Date.
“Code” means the Internal Revenue Code of 1986, as amended.

“Collection Device” means any specimen collection kit or device used or distributed by Company for purposes of collecting specimens to be tested using any Company LDT.
“Common Stock Aggregate Escrow Release Amount” means the product of (a) the Unused Escrow Payment and (b) the Common Stock Aggregate Final Amount Proportion.
“Common Stock Aggregate Final Amount (Pre-Escrow)” means the product of (a) the Common Stock Per Share Final Amount (Pre-Escrow) and (b) the Common Stock Outstanding Number.
“Common Stock Aggregate Final Amount Proportion” means the quotient of (i) the Common Stock Aggregate Final Amount (Pre-Escrow) divided by (ii) the Final Closing Cash Consideration.
“Common Stock Outstanding Number” means the number of outstanding shares of Company Common Stock as of the Effective Time, assuming (i) the exercise of all Vested Company Options other than Underwater Company Options (and the issuance of all shares of Company Common Stock issuable upon such exercise) and (ii) the exercise of all Company Common Warrants other than Underwater Company Warrants (and the issuance of all shares of Company Common Stock issuable upon such exercise); provided that, with respect to any Company Options or Company Common Warrants to be exercised on a Net Basis as of the Effective Time in accordance with this Agreement, the calculation set forth in this definition shall only reflect the “net” number of shares of Company Common Stock issuable in connection therewith.
“Common Stock Per Share Adjustment Amount” means the excess of (a) the Common Stock Per Share Final Amount over (b) the Common Stock Per Share Closing Amount.
“Common Stock Per Share Closing Amount” means the product of (a) Common Stock Per Share Closing Amount (Pre-Escrow) and (b) the Escrow Amount Closing Discount Factor.
“Common Stock Per Share Closing Amount (Pre-Escrow)” means the Residual Per Share Closing Cash Amount; provided, such amount shall be increased, as appropriate, to the extent that the final clauses of the defined terms, “Series B Per Share Closing Amount (Pre-Escrow)” or “Series C Per Share Closing Amount (Pre-Escrow)”, limit such amounts.
“Common Stock Per Share Final Amount” means the product of (a) Common Stock Per Share Final Amount (Pre-Escrow) and (b) the Escrow Amount Final Discount Factor.
“Common Stock Per Share Final Amount (Pre-Escrow)” means the Residual Per Share Final Cash Amount; provided, such amount shall be increased, as appropriate, to the extent that the final clauses of the defined terms, “Series B Per Share Final Amount (Pre-Escrow)” or “Series C Per Share Final Amount (Pre-Escrow)”, limit such amounts.
“Common Stock Per Share 1st Milestone Payment Amount” means the product of (a) the Common Stock Per Share 1st Milestone Target and (b) the 1st Milestone Discount Factor.

“Common Stock Per Share 1st Milestone Target” means the excess of the 1st Milestone Per Share Cumulative Target over the Common Stock Per Share Final Amount (Pre-Escrow).
“Common Stock Per Share 2nd Milestone Payment Amount” means the Per Share 2nd Milestone Payment Amount.
“Common Stock Per Share 3rd Milestone Payment Amount” means the Per Share 3rd Milestone Payment Amount.
“Common Stock Per Share 4th Milestone Payment Amount” means the Per Share 4th Milestone Payment Amount.
“Common Stock Per Share Stockholder Representative Surplus Amount” means the quotient of (a) the product of (i) the Stockholder Representative Account Surplus and (ii) the Common Stock Aggregate Final Amount Proportion divided by (b) the Common Stock Outstanding Number.
“Common Stock Per Share Unused Escrow Amount” means the quotient of (a) the Common Stock Aggregate Escrow Release Amount divided by (b) the Common Stock Outstanding Number.
“Company” has the meaning set forth in the Preamble.
“Company 2002 Stock Plan” means the Living Microsystems, Inc. 2002 Stock Plan.
“Company 2007 Stock Plan” means the Artemis Health, Inc. 2008 Stock Plan.
“Company Balance Sheet” means the Company’s audited balance sheet as of December 31, 2011.
“Company Common Stock” means the common stock, par value $0.002 per share, of the Company.
“Company Common Stock Warrants” means the Warrant to Purchase Shares, Warrant No. CS-13, dated July 18, 2007, by and between Living Microsystems, Inc. and Gencline LLC, and the Warrant to Purchase Shares, Warrant No. CS-12, dated January 17, 2007, by and between Living Microsystems, Inc. and GHC Technologies, Inc.
“Company Disclosure Letter” means the disclosure letter delivered by the Company to Buyer and Merger Sub and dated as of the date of this Agreement.
“Company Employee Plans” means any plan, program, policy, practice, agreement or arrangement providing current or future benefits in any form to any current or former employee, officer, director, individual independent contractor or individual consultant of the Company (or any ERISA Affiliate of the Company) or any beneficiary or dependent thereof (including any “employee benefit plan” as defined in Section 3(3) of ERISA), whether written or unwritten, formal or informal, including any other pension, profit-sharing, bonus, incentive compensation, deferred compensation, vacation, sick pay, stock purchase, stock option, phantom equity, severance, employment, consulting, independent contractor, unemployment, hospitalization or other medical, dental, vision, life, or other insurance, long- or short-term disability, change of control, material fringe benefit or cafeteria plan, program, policy, practice, agreement or arrangement.
“Company Equityholder” means any holder of Company Stock, Company Warrants or Company Options as of immediately prior to the Effective Time.
“Company Financial Statements” means (a) the Company’s audited balance sheets as of December 31, 2010 and December 31, 2011 and the related audited statements of operations, convertible preferred stock and stockholders’ equity (deficit), and cash flows (and related notes to financial statements) for the years then ended and (b) the Company’s unaudited balance sheet as of November 30, 2012 and the related unaudited statements of income and cash flows of the Company for the eleven (11) months ended November 30, 2012.
“Company Intellectual Property” means any and all Intellectual Property that is owned, licensed, or otherwise used or held for by the Company.
“Company LDTs” means the laboratory-developed tests and associated services developed, designed, validated, marketed, and performed by the Company, including the Verifi Prenatal Test.
“Company Leased Real Property” means any real property being leased, subleased, licensed, occupied or used by the Company on the date hereof.
“Company Material Adverse Effect” means any Change that individually, or in the aggregate, has a material adverse effect on the business, assets, liabilities, financial condition or results of operations of the Company; provided, however, that none of the following shall constitute, or shall be considered in determining whether there has occurred, a Company Material Adverse Effect:
(a)Changes in Law, rules or regulations or generally accepted accounting principles or the interpretation or method of enforcement thereof (provided, that this clause (a) shall not apply with respect to any representation or warranty the purpose of which is to address the compliance with Law);
(b)    Changes in the medical diagnostic industry generally;
(c)    Changes in general economic or political conditions or the financing or capital markets in general in the United States or any country or region in the world, or changes in currency exchange rates;
(d)    acts of terrorism or war, earthquakes, fires or other force majeure events;
(e)    the continued incurrence of losses by the Company (provided, that a change in the factors giving rise to such losses may be considered in determining whether a Company Material Adverse Effect has occurred or would reasonably be expected to occur);
(f)    any failure by the Company to meet internal projections or forecasts (provided, that a change in the factors giving rise to any such failure may be considered in determining whether a Company Material Adverse Effect has occurred or would reasonably be expected to occur); or
(g)    Changes resulting from the announcement or pendency of the transaction contemplated by this Agreement (provided, that this clause (g) shall not apply with respect to (i) any representation or warranty the purpose of which is to address the consequences resulting from the execution and delivery of this Agreement or the consummation of the transactions contemplated by this Agreement or the performance of obligations under this Agreement or (ii) any Litigation resulting from the execution and delivery of this Agreement or the consummation of the transactions contemplated by this Agreement or the performance of obligations under this Agreement).
provided, that any effect resulting from a Change referred to in clause (a), (b) (c) or (d) above shall be taken into account in determining whether a Material Adverse Effect has occurred or would reasonably be expected to occur to the extent that such event or change has a disproportionate effect on the Company compared to other participants in the industries in which the Company operates.
“Company Material Contracts” means each Contract required to be listed in Section 3.11(a) of the Company Disclosure Letter, together with each Contract entered into after the date hereof that would have been required to be listed in Section 3.11(a) of the Company Disclosure Letter if it had been entered into as of the date hereof.
“Company Option” means an option to purchase Company Common Stock issued by the Company pursuant to the Company Stock Plans.
“Company-Owned Intellectual Property” means the Company Intellectual Property that is owned, in whole or in part, by the Company
“Company Permits” has the meaning set forth in Section 3.16(c).
“Company Preferred Stock” means the Company Series A Preferred Stock, Company Series B Preferred Stock, the Company Series C Preferred Stock, the Company Series C-1 Preferred Stock and the Company Series D Preferred Stock.
“Company Preferred Stock Warrants” means any of the Series A Warrants, the Series B Warrants, or the Series C Warrants.
“Company Products” means the in vitro diagnostic kits and any other medical device or accessory that has been under active development by or for the Company or is scheduled to be commercialized within the next 18 months (excluding any Collection Device).

“Company Related Person” has the meaning set forth in Section 3.20.
“Company Series A Preferred Stock” means the Series A Preferred Stock, par value $0.002 per share, of the Company.
“Company Series B Preferred Stock” means the Series B Preferred Stock, par value $0.002 per share, of the Company.
“Company Series C Preferred Stock” means the Series C Preferred Stock, par value $0.002 per share, of the Company.
“Company Series C-1 Preferred Stock” means the Series C-1 Preferred Stock, par value $0.001 per share, of the Company.
“Company Series D Preferred Stock” means the Series D Preferred Stock, par value $0.002 per share, of the Company.
“Company Stock” means the Company Common Stock and the Company Preferred Stock.
“Company Stock Plans” means the Company 2002 Stock Plan and the Company 2007 Stock Plan.
“Company Stockholder Approval” has the meaning set forth in Section 3.4(d).
“Company Transaction Expenses” means, to the extent not paid prior to the Effective Time, (a) the fees and expenses payable by or on behalf of the Company in connection with the preparation, negotiation and execution of this Agreement and any Ancillary Document and the consummation of the transactions contemplated hereby, including to its financial advisors, accountants and counsel, including relating to printing of the Information Statement, and any other filings required by applicable Law in connection with this Agreement, any Ancillary Document and the transactions contemplated hereby, including the Stockholder Representative Expense Amount and any fees payable to Wilson Sonsini Goodrich & Rosati P.C., in each case which have not been paid in full as of the Closing Date and costs with respect to the “tail” insurance policy contemplated by Section 6.16(b), but excluding fifty percent (50%) of any filing fees required pursuant to the HSR Act and all Company legal fees in connection with a second request under the HSR Act in excess of those specified in Section 8.3 hereof, (b) any accrued severance pay as of the Effective Date and (c) those amounts set forth in Schedule 5.1(j) of the Company Disclosure Letter.
“Company Warrant” means any of the Company Common Stock Warrants or the Company Preferred Stock Warrants.
“Company’s Knowledge,” “Knowledge of the Company” and words of similar effect means the knowledge of any of the individuals identified in Section 10.1(a) of the Company Disclosure Letter. Such individuals will be deemed to have knowledge of a particular fact, circumstance, event or other matter if (a) such individual has actual knowledge of such fact, circumstance, event or other matter or (b) such fact, circumstance, event or other matter would be known to such individual had he or she made reasonable inquiry of (i) such individual’s and the Company’s books and records for information relating to the matter in question or (ii) appropriate Company employees having primary responsibility for the matter in question.
“Confidentiality Agreement” means the Confidentiality Agreement, dated as of September 19, 2012, by and between the Company and Buyer.
“Constituent Documents” has the meaning set forth in Section 3.1.
“Continuing Employees” means each of the employees of Buyer or the Surviving Corporation who shall have been an employee of the Company immediately prior to the Effective Time.
“Control” shall mean ownership or possession (including through control of an Affiliate or through an agreement with an Affiliate or third party) of the right or ability to grant a license or sublicense of (or, as applicable, to transfer) specified Intellectual Property (or other applicable data or materials) without violating the terms of any Contract, agreement or other arrangement with any third party.
“Contract” means any agreement, contract, instrument, note, mortgage, indenture, lease or license, whether written or oral.
“Data Protection Law” means each Law applicable to the protection or processing or both of Personal Data.
“De Minimis Amount” has the meaning set forth in Section 9.2(b)(i).
“Determination Date” has the meaning set forth in Section 2.4(d).
“DGCL” means the Delaware General Corporation Law.
“Disputed Amounts” has the meaning set forth in Section 2.4(c).
“Dissenting Shares” means shares of Company Stock held as of the Effective Time by a Company stockholder who has not voted such shares of Company Stock in favor of, or consented in writing to, the adoption of this Agreement and with respect to which appraisal shall have been duly demanded and perfected in accordance with Section 262 of the DGCL and not effectively withdrawn or forfeited.
“Downward Closing Adjustment Amount” has the meaning set forth in Section 2.4(e).
“Effective Time” means the time at which the Surviving Corporation files the Certificate of Merger with the Secretary of State of the State of Delaware or such later time as is established by Buyer and the Company and set forth in the Certificate of Merger.

“Environmental Law” means any federal, state or local Law, statute, rule or regulation relating to the environment or human (including occupational) health and safety, including any statute, regulation, administrative decision or order pertaining to (a) treatment, storage, disposal, generation or transportation of industrial, toxic, infectious, biological, radioactive or hazardous materials or substances or solid, medical, mixed or hazardous waste; (b) air, water or noise pollution; (c) groundwater or soil contamination; (d) the Release or threatened Release into the environment of Hazardous Substances, including industrial, toxic, infectious, biological, radioactive or hazardous materials or substances, or solid, medical, mixed or hazardous waste; (e) the protection of wild life, marine life and wetlands, including all endangered and threatened species; (f) storage tanks, vessels, containers, abandoned or discarded barrels and other closed receptacles; (g) health and safety of employees and other persons; or (h) manufacturing, processing, using, distributing, treating, storing, disposing, transporting or handling of materials regulated under any Law as pollutants, contaminants, toxic, infectious, biological, radioactive or hazardous materials or substances or oil or petroleum products or solid, medical, mixed or hazardous waste.
“ERISA” means the Employee Retirement Income Security Act of 1974, as amended.
“ERISA Affiliate” means any entity which is a member of (a) a controlled group of corporations (as defined in Section 414(b) of the Code), (b) a group of trades or businesses under common control (as defined in Section 414(c) of the Code), or (c) a member of any affiliated service group (within the meaning of Section 414(m) of the Code), any of which includes the Company.
“Escrow Agent” means U.S. Bank National Association, a national association.
“Escrow Agreement” means the escrow agreement among Buyer, the Stockholder Representative and the Escrow Agent, in substantially the form attached as Exhibit E hereto, as may be modified by agreement of the parties thereto.
“Escrow Amount” means $30,000,000.
“Escrow Amount Closing Discount Factor” means the quotient of (a) the excess of the Estimated Closing Cash Consideration over the sum of (i) the Escrow Amount and (ii) the Stockholder Representative Expense Amount divided by (b) the Estimated Closing Cash Consideration.
“Escrow Amount Final Discount Factor” means the quotient of (a) the excess of the Final Closing Cash Consideration over the sum of (i) the Escrow Amount and (ii) the Stockholder Representative Expense Amount divided by (b) the Final Closing Cash Consideration.
“Escrow Fund” means the escrow fund plus or minus gains or losses from investments, and minus amounts disbursed therefrom, in each case pursuant to the terms of the Escrow Agreement.
“Escrow Release Date” has the meaning set forth in Section 2.5(a).

“Estimated Closing Cash” has the meaning set forth in Section 2.3(a).
“Estimated Closing Indebtedness” has the meaning set forth in Section 2.3(a).
“Estimated Company Transaction Expenses” has the meaning set forth in Section 2.3(a).
“Estimated Closing Cash Consideration” means (a) the Base Amount, plus (b) the Aggregate Option Exercise Price, plus (c) the Aggregate Company Warrant Exercise Price, minus (d) Estimated Closing Indebtedness, plus (e) Estimated Closing Cash, minus (f) the Estimated Company Transaction Expenses, minus (g)  the Unvested Company Option Expense Amount.
“Exchange Ratio” means the quotient of (a) the Per Share Estimated Fair Market Value divided by (b) the average of the closing prices on the NASDAQ Global Select Market of a share of Buyer common stock during the ten (10) trading days ending on the date that is two (2) trading days prior to the Closing Date.
“FDA” means the United States Food and Drug Administration, or any successor thereto.
“FDCA” means the Federal Food, Drug and Cosmetic Act, as amended, together with any rule, regulation, interpretation, guidance document, policy, judgment lawfully issued or promulgated by the FDA.
“Final Closing Cash Consideration” means (a) the Base Amount, plus (b) the Aggregate Option Exercise Price, plus (c) the Aggregate Company Warrant Exercise Price, minus (d) Closing Indebtedness, plus (e) Closing Cash, minus (f) the Company Transaction Expenses, minus (g) the Unvested Company Option Expense Amount.
“Final Closing Statement” has the meaning set forth in Section 2.4(a).
“Financial Metric Milestone Payment (Initial)” has the meaning set forth in Schedule 2.9(a).
“Financial Metric Milestone Payment (Additional)” has the meaning set forth in Schedule 2.9(a).
“Financial Metric Milestone Payments” has the meaning set forth in Schedule 2.9(e).
“Furnishing Party” has the meaning set forth in Section 6.5(f).
“GAAP” means United States generally accepted accounting principles, consistently applied across applicable periods.
“Governmental Entity” means any Federal, state, local or foreign government, any court, arbitrational tribunal, administrative agency or commission or other governmental or regulatory authority, agency or instrumentality, or any non-governmental self-regulatory agency, commission or authority.

“Hazardous Substance” means any wastes, substances or materials that are regulated, defined, or listed under any Environmental Law as hazardous, toxic, pollutants or contaminants, including but not limited to (a) substances defined as “hazardous wastes,” “hazardous substances,” or “toxic substances” under any Environmental Law and (b) polychlorinated biphenyls, asbestos and asbestos-containing material, petroleum and petroleum products, and urea formaldehyde insulation.
“HIPAA” has the meaning set forth in Section 10.1 in the definition of “Privacy Laws.”
“Holdback Amount” has the meaning set forth in Section 2.5(b).
“HSR Act” means the Hart Scott Rodino Antitrust Improvements Act of 1976.
“In-the-Money Vested Company Option” means, as of immediately prior to the Effective Time, each outstanding and unexercised Vested Company Option with a per share exercise price less than Common Stock Per Share Closing Amount.
“Indebtedness” of a Person means the sum, without duplication, of all (i) outstanding principal and accrued and unpaid interest with respect to all indebtedness for borrowed money of such Person, plus any premium, fee or penalty paid or payable in connection with the prepayment, repurchase or defeasance of such indebtedness (including, for the avoidance of doubt, any amounts described in this clause (i) with respect to the Series D Promissory Notes, unless, as of the applicable date of determination, the Series D Promissory Notes have been converted into Company Series D Preferred Stock), (ii) amounts owing as deferred purchase price for property or services, (iii) amounts outstanding and owed in respect of commitments or obligations by which such Person assures a creditor against Loss (including contingent reimbursement obligations with respect to letters of credit, bank guarantees or bankers’ acceptances, in each case except to the extent secured by cash collateral), (iv) obligations or commitments to repay deposits or other amounts advanced by and owing to Third Parties, or (v) amounts outstanding and owed in respect of guarantees or other contingent liabilities with respect to any indebtedness, obligation, claim or liability of any other Person of a type described in clauses (i) through (iv) above.
“Indemnification Cap” has the meaning set forth in Section 9.2(b).
“Independent Accountant” has the meaning set forth in Section 2.4(c).
“Information Statement” has the meaning set forth in Section 6.2(b).
“Infringe” shall mean infringe, misappropriate, dilute, or otherwise violate, conflict with, or use in any unauthorized manner, any Intellectual Property, and such term includes the conjugated forms of each of the foregoing, as applicable.
“Initial Allocation Schedule” has the meaning set forth in Section 2.2(c).
“Insurance Policies” has the meaning set forth in Section 3.18.

“Intellectual Property” means all intellectual property and proprietary rights of any nature or kind, including the following, whether protected, created or arising under any applicable Law, and all worldwide common law, statutory and other rights in, arising out of, or associated therewith: (a) Patents; (b) all trademarks, service marks, trade names, service names, brand names, trade dress rights, logos, taglines slogans, Internet domain names, web addresses, corporate names and other indicia of origin, together with the goodwill associated with any of the foregoing, and all applications, registrations, extensions and renewals thereof; (c) all works of authorship, mask works and any and all other copyrights and copyrightable works, and all applications, registrations, extensions, and renewals thereof; (d) all inventions (whether patentable or not), discoveries, ideas, and improvements; (e) trade secrets, Know-How, tangible or intangible proprietary or confidential information, processes, techniques, formulae, methods, schematics, technology, and all documentation relating to any of the foregoing and rights to limit the use or disclosure thereof by any person; (f) all databases, data collections and all rights therein; (g) computer software, including all source code, object code, firmware, development tools, files, records and data, and all media on which any of the foregoing is recorded; (h) the right to sue for past, present and future infringement, misappropriation, dilution or violation of any of the foregoing or for any injury to goodwill and to recover all proceeds relating to any of the foregoing, including licenses, royalties, income, payments, claims, damages (including without limitation attorneys’ fees and expert fees) and proceeds of suit.
“IRS” means the Internal Revenue Service.
“IVD” has the meaning set forth in Section 3.10(j).
“Key Employee” means each of those individuals identified in Section 10.1(b) of the Company Disclosure Letter.
“Know-How” shall mean information related to the manufacture, preparation, development, or commercialization of a product, product specifications and formulations, chemical, pharmacological, toxicological, pharmaceutical, physical, analytical, stability, safety, quality assurance, quality control and clinical information, technical information and research information.
“Law” or “Laws” has the meaning set forth in Section 3.16(a)
“Letter of Transmittal” has the meaning set forth in Section 2.2(b).
“Liens” means any mortgage, security interest, pledge, lien, restriction on transfer option, claim, charge or other similar encumbrance.
“Litigation” has the meaning set forth in Section 3.12.
“Losses” has the meaning set forth in Section 9.2(a).
“Maximum Liability Cap” has the meaning set forth in Section 9.2(b)(iv).
“Merger” has the meaning set forth in the Recitals.

“Merger Sub” has the meaning set forth in the Preamble.
“Milestone” has the meaning set forth in Section 2.9(a).
“Milestone Events” means the events associated with the Milestones, as set forth in Schedule 2.9(a).
“Milestone Payments” means the payments associated with the Milestones, as set forth in Schedule 2.9(a).
“Net Basis” means, with respect to the exercise of an option or warrant, in lieu of the payment of the applicable per share exercise price in cash, the conversion of such option or warrant into a number of shares of the stock subject to such option or warrant equal to:
S * (V-X)/V, where S is the number of shares of stock subject to such option or warrant, V is the fair market value of each such share, and X is the applicable per share exercise price.
“Notice of Objection” has the meaning set forth in Section 2.4(c).
“Number of Fully Diluted Shares” means a number equal to the number of shares of Company Common Stock outstanding immediately prior to the Effective Time, assuming (i) the conversion into Company Common Stock of all Company Preferred Stock, (ii) the exercise (and the issuance of all shares of Company Common Stock issuable upon such exercise) of all Company Options (for the avoidance of doubt, including Vested Company Options and Unvested Company Options) other than Underwater Company Options and terminated Company Options that are not entitled to any consideration at, in connection with or after the Closing , (iii) the exercise (and the conversion into Company Common Stock of all shares of Company Preferred Stock issuable upon such exercise) of all Company Warrants other than Underwater Company Warrants and terminated Company Warrants that are not entitled to any consideration at, in connection with or after the Closing, in each case, outstanding immediately prior to the Effective Time and as set forth in the Closing Date Allocation Schedule; provided that, with respect to any Company Options or Company Warrants to be exercised on a Net Basis as of the Effective Time in accordance with this Agreement, the calculation set forth in this definition shall only reflect the “net” number of shares of Company Common Stock or Company Preferred Stock issuable in connection therewith. For the avoidance of doubt, the calculation of the “Number of Fully Diluted Shares” shall not assume the conversion of the Series D Promissory Note into Company Series D Preferred Stock so long as such conversion has not occurred prior to the applicable date of determination.
“Number of Fully Diluted Unvested Shares” means a number equal to the number of shares of Company Common Stock issuable upon the exercise of the Unvested Company Options immediately prior to the Effective Time.
“Number of Fully Diluted Vested Shares” means a number equal to the Number of Fully Diluted Shares minus the Number of Fully Diluted Unvested Shares.

“Order” means any decision, judgment, writ, temporary restraining order, decree, injunction, order, ruling, verdict or award of any Governmental Entity.
“Ordinary Course IP Agreements” has the meaning set forth in Section 3.10(b).
“Outside Date” means the date one hundred and twenty (120) days after the date of this Agreement; provided, however, if the Merger is not consummated by such date and all closing conditions other than (a) conditions that by their nature are only to be satisfied as of the Closing and (y) the condition set forth in Section 7.1(b), have been satisfied or waived in writing then at the election of either the Company or Buyer, the Outside Date shall be extended to the date two hundred and seventy (270) days after the date of this Agreement.
“Partially In-the-Money Vested Company Option” means, as of immediately prior to the Effective Time, each outstanding and unexercised Vested Company Option that is neither an In-the-Money Vested Company Option nor an Underwater Company Option.
“Patents” means all patents and applications therefor, in any jurisdiction, including all applications and filings made pursuant to the Patent Cooperation Treaty (PCTs), provisionals, non-provisionals, requests for continuing examination, continuations, divisionals, continuations-in-part, substitutions, reexaminations and reissues, all rights in respect of utility models and certificates of invention, and all rights and priorities and all extensions and renewals thereof.
“Paying Agent” means a nationally-recognized bank or trust company mutually acceptable to Buyer and the Company.
“Paying Agent Agreement” means the agreement, by and between Buyer and the Paying Agent, pursuant to which Buyer engage the Paying Agent as its paying agent in connection with the transactions hereby.
“Payment Fund” means cash in an amount equal to the applicable portion of the Estimated Closing Cash Consideration payable to the holders of Company Stock and Company Warrants.
“Pay-Off Letters” has the meaning set forth in Section 6.10.
“Per Share 2nd Milestone Payment Amount” means the quotient of (a) the 2nd Milestone Payment Amount divided by (b) the Number of Fully Diluted Vested Shares.
“Per Share 3rd Milestone Payment Amount” means the quotient of (a) the 3rd Milestone Payment Amount divided by (b) the Number of Fully Diluted Vested Shares.
“Per Share 4th Milestone Payment Amount” means the quotient of (a) the 4th Milestone Payment Amount divided by (b) the Number of Fully Diluted Vested Shares.
“Per Share Estimated Fair Market Value” means the quotient of (a) the Base Amount plus the Aggregate Option Exercise Price plus the Aggregate Company Warrant Exercise Price minus Estimated Closing Indebtedness plus Estimated Closing Cash minus Estimated Company

Transaction Expenses plus the Risk-Adjusted Total Milestone Value divided by (b) the Number of Fully Diluted Shares.
“Permitted Exceptions” has the meaning set forth in Section 5.1.
“Permitted Lien” means (a) statutory Liens of landlords, (b) Liens of carriers, warehousepersons, mechanics and material persons incurred in the ordinary course of business for sums (i) not yet due and payable, or (ii) being contested in good faith, if, in either such case, an adequate and specific reserve, shall have been made therefor in such Person’s financial statements, (c) Liens incurred or deposits made in connection with workers’ compensation, unemployment insurance and other similar types of social security programs or to secure the performance of tenders, statutory obligations, surety and appeal bonds, bids, leases, government contracts, performance and return of money bonds and similar obligations, in each case in the ordinary course of business, consistent with past practice, (d) Liens securing Taxes, assessments and governmental charges (i) not yet due and payable, or (ii) being contested in good faith, if, in either such case, an adequate and specific reserve shall have been made therefor in the Company’s financial statements, (e) Liens on the landlord’s interest in the real property leased by the Company, (f) Liens on financed or leased equipment and (g) non-exclusive end user terms and non-disclosure agreements entered into in the ordinary course of business.
“Person” means any natural person, firm, limited liability company, general or limited partnership, association, corporation, unincorporated organization, company, joint venture, trust, Governmental Entity or other entity.
“Personal Data” means any personal data, including (i) genetic data, (ii) any information relating to individuals that are combined with social security numbers (whether or not encrypted) and (iii) and any additional data defined as personal data in a Data Protection Law.
“PMA” has the meaning set forth in Section 3.10(j).
“Pre-Closing Period” means the period commencing on the date of this Agreement and ending at the Effective Time or such earlier date as this Agreement is terminated in accordance with its terms.
“Preliminary Closing Statement” has the meaning set forth in Section 2.3(a).
“Principal Equityholders” means each of those individuals identified in Section 10.1(c) of the Company Disclosure Letter.
“Privacy Laws” means all applicable security and privacy standards regarding protected health information under (i) the Health Insurance Portability and Accountability Act of 1996, as amended by the Health Information Technology for Economic and Clinical Health Act of 2009, including the regulations promulgated thereunder (collectively “HIPAA”) and (ii) any applicable state privacy Laws.
“Real Property” has the meaning set forth in Section 3.13(c).

“Registered Company IP” has the meaning set forth in Section 3.10(c)(i).
“Registered Company-Owned IP” has the meaning set forth in Section 3.10(c)(i).
“Registered In-Licensed IP” has the meaning set forth in 3.10(c)(i).
“Registrations” means any investigational new drug applications, new drug applications, or similar regulatory applications of the Company that have been submitted to or approved by the FDA or any applicable Governmental Entity.
“Regulatory Documentation” has the meaning set forth in Section 3.16(d).
“Required Stockholders” means holders of (i) a majority of the issued and outstanding shares of Company Common Stock and Company Preferred Stock, on an as-converted to Company Common Stock basis, voting together as a single class, (ii) a majority of the issued and outstanding shares of Company Common Stock , and (iii) at least 60% of the issued and outstanding shares of Company Series A Preferred Stock, Company Series B Preferred Stock, Company Series C Preferred Stock and Company Series D Preferred Stock, voting together as a single class and on an as-converted to Company Common Stock basis.
“Release” means spilling, leaking, pumping, pouring, emitting, emptying, injecting, depositing, disposing, discharging, dispersal, escaping, dumping, leaching or migrating into or through the environment, including surface water, soil or groundwater (including the abandonment or discarding of barrels, containers and other receptacles containing Hazardous Substance) or as otherwise defined under Environmental Laws.
“Representatives” means directors, officers, employees, agents, attorneys, accountants and other advisors.
“Residual Closing Cash Amount” means (a) the Estimated Closing Cash Consideration, minus (b) the Series B Preference Amount minus (c) the Series C Preference Amount.
“Residual Final Cash Amount” means (a) the Final Closing Cash Consideration, minus (b) the Series B Preference Amount minus (c) the Series C Preference Amount.
“Residual Per Share Closing Cash Amount” means the quotient obtained by dividing (a) the Residual Closing Cash Amount, by (b) the Number of Fully Diluted Vested Shares.
“Residual Per Share Final Cash Amount” means the quotient obtained by dividing (a) the Residual Final Cash Amount, by (b) the Number of Fully Diluted Vested Shares.
“Seller Non-Compete Agreements” has the meaning set forth in the Recitals.
“Seller Release” has the meaning set forth in the Recitals.
“Series A Aggregate Escrow Release Amount” means the product of (a) the Unused Escrow Payment and (b) the Series A Aggregate Final Amount Proportion.

“Series A Aggregate Final Amount (Pre-Escrow)” means the product of (a) the Series A Per Share Final Amount (Pre-Escrow) and (b) the Series A Outstanding Number.
“Series A Aggregate Final Amount Proportion” means the quotient of (i) the Series A Aggregate Final Amount (Pre-Escrow) divided by (ii) the Final Closing Cash Consideration.
“Series A Outstanding Number” means the number of outstanding shares of Company Series A Preferred Stock as of the Effective Time, taking into account the exercise of all Series A Warrants at the Effective Time; provided that, with respect to any Series A Warrants to be exercised on a Net Basis as of the Effective Time in accordance with this Agreement, the calculation set forth in this definition shall only reflect the “net” number of shares of Company Series A Preferred Stock issuable in connection therewith.
“Series A Per Share Adjustment Amount” means the excess of (a) the Series A Per Share Final Amount over (b) the Series A Per Share Closing Amount.
“Series A Per Share Closing Amount” means the product of (a) Series A Per Share Closing Amount (Pre-Escrow) and (b) the Escrow Amount Closing Discount Factor.
“Series A Per Share Closing Amount (Pre-Escrow)” means the product of (a) the Residual Per Share Closing Cash Amount, and (b) 6.641; provided, such amount shall be increased, as appropriate, to the extent that the final clauses of the defined terms, “Series B Per Share Closing Amount (Pre-Escrow)” or “Series C Per Share Closing Amount (Pre-Escrow)”, limit such amounts.
“Series A Per Share Final Amount” means the product of (a) Series A Per Share Final Amount (Pre-Escrow) and (b) the Escrow Amount Final Discount Factor.
“Series A Per Share Final Amount (Pre-Escrow)” means the product of (a) the Residual Per Share Final Cash Amount, and (b) 6.641; provided, such amount shall be increased, as appropriate, to the extent that the final clauses of the defined terms, “Series B Per Share Final Amount (Pre-Escrow)” or “Series C Per Share Final Amount (Pre-Escrow)”, limit such amounts.
“Series A Per Share 1st Milestone Payment Amount” means the product of (a) the Series A Per Share 1st Milestone Target and (b) the 1st Milestone Discount Factor.
“Series A Per Share 1st Milestone Target” means the excess of (a) the product of (i) the 1st Milestone Per Share Cumulative Target and (ii) 6.641 over (b) the Series A Per Share Final Amount (Pre-Escrow).
“Series A Per Share 2nd Milestone Payment Amount” means the product of (a) the Per Share 2nd Milestone Payment Amount and (b) 6.641.
“Series A Per Share 3rd Milestone Payment Amount” means the product of (a) the Per Share 3rd Milestone Payment Amount and (b) 6.641.

“Series A Per Share 4th Milestone Payment Amount” means the product of (a) the Per Share 4th Milestone Payment Amount and (b) 6.641.
“Series A Per Share Stockholder Representative Surplus Amount” means the quotient of (a) the product of (i) the Stockholder Representative Account Surplus and (ii) the Series A Aggregate Final Amount Proportion divided by (b) the Series A Outstanding Number.
“Series A Per Share Unused Escrow Amount” means the quotient of (a) the Series A Aggregate Escrow Release Amount divided by (b) the Series A Outstanding Number.
“Series A Warrants” means all warrants exercisable for Company Series A Preferred Stock.
“Series B Aggregate Escrow Release Amount” means the product of (a) the Unused Escrow Payment and (b) the Series B Aggregate Final Amount Proportion.
“Series B Aggregate Final Amount (Pre-Escrow)” means the product of (a) the Series B Per Share Final Amount (Pre-Escrow) and (b) the Series B Outstanding Number.
“Series B Aggregate Final Amount Proportion” means the quotient of (i) the Series B Aggregate Final Amount (Pre-Escrow) divided by (ii) the Final Closing Cash Consideration.
“Series B Outstanding Number” means the number of outstanding shares of Company Series B Preferred Stock as of the Effective Time, taking into account the exercise of all Series B Warrants at the Effective Time; provided that, with respect to any Series B Warrants to be exercised on a Net Basis as of the Effective Time in accordance with this Agreement, the calculation set forth in this definition shall only reflect the “net” number of shares of Company Series B Preferred Stock issuable in connection therewith.
“Series B Per Share Adjustment Amount” means the excess of (a) the Series B Per Share Final Amount over (b) the Series B Per Share Closing Amount.
“Series B Per Share Closing Amount” means the product of (a) Series B Per Share Closing Amount (Pre-Escrow) and (b) the Escrow Amount Closing Discount Factor.
“Series B Per Share Closing Amount (Pre-Escrow)” means the sum of (a) the Series B Per Share Preference, plus (b) the product of (1) the Residual Per Share Closing Cash Amount, and (2) 7.87, the sum of which shall in no event exceed $21.771.
“Series B Per Share Final Amount” means the product of (a) Series B Per Share Final Amount (Pre-Escrow) and (b) the Escrow Amount Final Discount Factor.
“Series B Per Share Final Amount (Pre-Escrow)” means the sum of (a) the Series B Per Share Preference, plus (b) the product of (1) the Residual Per Share Final Cash Amount, and (2) 7.87, the sum of which shall in no event exceed $21.771.

“Series B Per Share 1st Milestone Payment Amount” means the product of (a) the Series B Per Share 1st Milestone Target and (b) the 1st Milestone Discount Factor.
“Series B Per Share 1st Milestone Target” means the excess of (a) the product of (i) the 1st Milestone Per Share Cumulative Target and (ii) 7.87 over (b) the Series B Per Share Final Amount (Pre-Escrow).
“Series B Per Share 2nd Milestone Payment Amount” means the product of (a) the Per Share 2nd Milestone Payment Amount and (b) 7.87.
“Series B Per Share 3rd Milestone Payment Amount” means the product of (a) the Per Share 3rd Milestone Payment Amount and (b) 7.87.
“Series B Per Share 4th Milestone Payment Amount” means the product of (a) the Per Share 4th Milestone Payment Amount and (b) 7.87.
“Series B Per Share Preference” means $7.257.
“Series B Per Share Stockholder Representative Surplus Amount” means the quotient of (a) the product of (i) the Stockholder Representative Account Surplus and (ii) the Series B Aggregate Final Amount Proportion divided by (b) the Series B Outstanding Number.
“Series B Per Share Unused Escrow Amount” means the quotient of (a) the Series B Aggregate Escrow Release Amount divided by (b) the Series B Outstanding Number.
“Series B Preference Amount” means an amount equal to the product of (a) the Series B Outstanding Number, and (b) the Series B Per Share Preference.
“Series B Warrants” means all warrants exercisable for Company Series B Preferred Stock.
“Series C Aggregate Escrow Release Amount” means the product of (a) the Unused Escrow Payment and (b) the Series C Aggregate Final Amount Proportion.
“Series C Aggregate Final Amount (Pre-Escrow)” means the product of (a) the Series C Per Share Final Amount (Pre-Escrow) and (b) the Series C Outstanding Number.
“Series C Aggregate Final Amount Proportion” means the quotient of (i) the Series C Aggregate Final Amount (Pre-Escrow) divided by (ii) the Final Closing Cash Consideration.
“Series C Outstanding Number” means the number of outstanding shares of Company Series C Preferred Stock as of the Effective Time, taking into account the exercise of all Series C Warrants at the Effective Time; provided that, with respect to any Series C Warrants to be exercised on a Net Basis as of the Effective Time in accordance with this Agreement, the calculation set forth in this definition shall only reflect the “net” number of shares of Company Series C Preferred Stock issuable in connection therewith.

“Series C Per Share Adjustment Amount” means the excess of (a) the Series C Per Share Final Amount over (b) the Series C Per Share Closing Amount.
“Series C Per Share Closing Amount” means the product of (a) Series C Per Share Closing Amount (Pre-Escrow) and (b) the Escrow Amount Closing Discount Factor.
“Series C Per Share Closing Amount (Pre-Escrow)” means the sum of (a) the Series C Per Share Preference, plus (b) the Residual Per Share Closing Cash Amount, the sum of which shall in no event exceed $2.805.
“Series C Per Share Final Amount” means the product of (a) Series C Per Share Final Amount (Pre-Escrow) and (b) the Escrow Amount Final Discount Factor.
“Series C Per Share Final Amount (Pre-Escrow)” means the sum of (a) the Series C Per Share Preference, plus (b) the Residual Per Share Final Cash Amount, the sum of which shall in no event exceed $2.805.
“Series C Per Share 1st Milestone Payment Amount” means the product of (a) the Series C Per Share 1st Milestone Target and (b) the 1st Milestone Discount Factor.
“Series C Per Share 1st Milestone Target” means the excess of the 1st Milestone Per Share Cumulative Target over the Series C Per Share Final Amount (Pre-Escrow).
“Series C Per Share 2nd Milestone Payment Amount” means the Per Share 2nd Milestone Payment Amount.
“Series C Per Share 3rd Milestone Payment Amount” means the Per Share 3rd Milestone Payment Amount.
“Series C Per Share 4th Milestone Payment Amount” means the Per Share 4th Milestone Payment Amount.
“Series C Per Share Preference” means $0.935.
“Series C Per Share Stockholder Representative Surplus Amount” means the quotient of (a) the product of (i) the Stockholder Representative Account Surplus and (ii) the Series C Aggregate Final Amount Proportion divided by (b) the Series C Outstanding Number.
“Series C Per Share Unused Escrow Amount” means the quotient of (a) the Series C Aggregate Escrow Release Amount divided by (b) the Series C Outstanding Number.
“Series C Preference Amount” means an amount equal to the product of (a) the Series C Outstanding Number, and (b) the Series C Per Share Preference.
“Series C Warrants” means all warrants exercisable for Company Series B Preferred Stock.

“Series C-1 Aggregate Escrow Release Amount” means the product of (a) the Unused Escrow Payment and (b) the Series C-1 Aggregate Final Amount Proportion.
“Series C-1 Aggregate Final Amount (Pre-Escrow)” means the product of (a) the Series C-1 Per Share Final Amount (Pre-Escrow) and (b) the Series C-1 Outstanding Number.
“Series C-1 Aggregate Final Amount Proportion” means the quotient of (i) the Series C-1 Aggregate Final Amount (Pre-Escrow) divided by (ii) the Final Closing Cash Consideration.
“Series C-1 Outstanding Number” means the number of outstanding shares of Company Series C-1 Preferred Stock as of the Effective Time.
“Series C-1 Per Share Adjustment Amount” means the excess of (a) the Series C-1 Per Share Final Amount over (b) the Series C-1 Per Share Closing Amount.
“Series C-1 Per Share Closing Amount” means the product of (a) Series C-1 Per Share Closing Amount (Pre-Escrow) and (b) the Escrow Amount Closing Discount Factor.
“Series C-1 Per Share Closing Amount (Pre-Escrow)” means the Residual Per Share Closing Cash Amount; provided, such amount shall be increased, as appropriate, to the extent that the final clauses of the defined terms, “Series B Per Share Closing Amount (Pre-Escrow)” or “Series C Per Share Closing Amount (Pre-Escrow)”, limit such amounts.
“Series C-1 Per Share Final Amount” means the product of (a) Series C-1 Per Share Final Amount (Pre-Escrow) and (b) the Escrow Amount Final Discount Factor.
“Series C-1 Per Share Final Amount (Pre-Escrow)” means the Residual Per Share Final Cash Amount; provided, such amount shall be increased, as appropriate, to the extent that the final clauses of the defined terms, “Series B Per Share Closing Amount (Pre-Escrow)” or “Series C Per Share Closing Amount (Pre-Escrow)”, limit such amounts.
“Series C-1 Per Share 1st Milestone Payment Amount” means the product of (a) the Series C-1 Per Share 1st Milestone Target and (b) the 1st Milestone Discount Factor.
“Series C-1 Per Share 1st Milestone Target” means the excess of the 1st Milestone Per Share Cumulative Target over the Series C-1 Per Share Final Amount (Pre-Escrow).
“Series C-1 Per Share 2nd Milestone Payment Amount” means the Per Share 2nd Milestone Payment Amount.
“Series C-1 Per Share 3rd Milestone Payment Amount” means the Per Share 3rd Milestone Payment Amount.
“Series C-1 Per Share 4th Milestone Payment Amount” means the Per Share 4th Milestone Payment Amount.

“Series C-1 Per Share Stockholder Representative Surplus Amount” means the quotient of (a) the product of (i) the Stockholder Representative Account Surplus and (ii) the Series C-1 Aggregate Final Amount Proportion divided by (b) the Series C-1 Outstanding Number.
“Series C-1 Per Share Unused Escrow Amount” means the quotient of (a) the Series C-1 Aggregate Escrow Release Amount divided by (b) the Series C-1 Outstanding Number.
“Share Certificate” means a certificate which immediately prior to the Effective Time represented outstanding shares of Company Stock.
“Specified Representations” means the representations or warranties of the Company contained in Section 3.1 (Organization, Standing and Power), Section 3.2 (Capitalization), Section 3.3 (Subsidiaries), Section 3.4(a) and 3.4(d) (Authority), Section 3.8 (Taxes), Section 3.14(p), Section 3.21 (Brokers) and Section 3.22 (Allocation Schedules).
“Standard Software” means software that is generally commercially available to the public and is licensed pursuant to a click-wrap or shrink-wrap agreement other standard, non-negotiated and non-exclusive license terms for aggregate fees of less than $10,000.
“Stockholder Representative” has the meaning set forth in the Preamble.
“Stockholder Representative Account Surplus” has the meaning set forth in Section 2.7(c).
“Stockholder Representative Expense Amount” means $250,000.
“Stockholder Representative Fund” means a segregated account containing the Stockholder Representative Expense Amount.
“Subsidiary” means, with respect to any party, any corporation, partnership, trust, limited liability company or other non-corporate business enterprise in which such party (or another Subsidiary of such party) holds (a) stock or other ownership interests representing more than 50% of the voting power of all outstanding stock or ownership interests of such entity, (b) the right to receive more than 50% of the net assets of such entity available for distribution to the holders of outstanding stock or ownership interests upon a liquidation or dissolution of such entity or (c) the right to appoint more than 50% of the board of directors or comparable governing body, or the general partner, managing member or other governing Person.
“Superior Offer” means an unsolicited, bona fide, written Acquisition Proposal that the Company’s Board of Directors, after consultation with its financial advisor and outside legal counsel, has in good faith concluded would result in a transaction that is reasonably likely to be consummated and is more favorable, from a financial point of view, to the Company’s stockholders than the Merger; provided, that, for purposes of this definition, the references to “15%” in the definition of “Acquisition Proposal” shall instead be deemed to refer to “50%.”
“Surviving Corporation” means the Company, as the surviving corporation in the Merger.

“Tax Returns” means all reports, returns, declarations, statements or other information required to be supplied to a taxing authority in connection with Taxes.
“Taxes” means all taxes, charges, fees, levies or other similar assessments or liabilities in the nature of a tax, including income, gross receipts, ad valorem, premium, value-added, excise, real property, personal property, sales, use, services, transfer, withholding, employment, payroll and franchise taxes imposed by any Governmental Entity, and any interest, fines, penalties, assessments or additions to tax resulting from, attributable to or incurred in connection with any tax or any contest or dispute thereof (including, for the avoidance of doubt, Transfer Taxes).
“Third Party” means Persons other than Buyer, the Company and their respective Affiliates.
“Third Party Claim” has the meaning set forth in Section 9.3(a).
“Third Party Claim Notice” has the meaning set forth in Section 9.3(a).
“Third Party Intellectual Property” means the Company Intellectual Property, other than the Company-Owned Intellectual Property and Standard Software.
“Threshold” has the meaning set forth in Section 9.2(b).
“Transfer Taxes” means sales, use, transfer, documentary, recording, gains, stock transfer and similar Taxes and fees, and any deficiency, interest or penalty asserted with respect thereto.
“Type 1 Milestone Payment” has the meaning set forth in Schedule 2.9(a)    .
“Type 2 Milestone Payment” has the meaning set forth in Schedule 2.9(a)    .
“Underwater Company Option” means, as of the Effective Time, each unexercised Company Option with a per share exercise price greater than the Per Share Estimated Fair Market Value.
“Underwater Company Warrant” means, as of the Effective Time, each unexercised Company Warrant with an exercise price (per share of Company Common Stock into which any applicable Company Preferred Stock is convertible) greater than the Per Share Estimated Fair Market Value.
“Unused Escrow Payment” has the meaning set forth in Section 2.5(c).
“Unvested Company Option” means, as of the Effective Time, each unvested Company Option.
“Unvested Company Option Expense Amount” means the product of (a) the Per Share Estimated Fair Market Value and (b) the Number of Fully Diluted Unvested Shares.
“USPTO” has the meaning set forth in Section 3.10(b).

“Verifi Prenatal Test” means the laboratory-developed test designed to detect multiple fetal chromosomal aneuploidies using a maternal blood draw and marketed by the Company as of the Effective Date under the “Verifi prenatal test” brand name, as such test may be modified or updated from time to time prior to or following the Closing.
“Vested Company Option” means, as of the Effective Time, each outstanding, unexercised and vested Company Option (inclusive of any Company Options that accelerate as to vesting due to the occurrence of the Merger).
“Written Consent” has the meaning set forth in Section 6.2.

ARTICLE XI
MISCELLANEOUS
11.1    Notices    . All notices and other communications hereunder shall be in writing and shall be deemed duly delivered (i) four (4) Business Days after being sent by registered or certified mail, return receipt requested, postage prepaid, (ii) one (1) Business Day after being sent for next Business Day delivery, fees prepaid, via a reputable nationwide overnight courier service or (iii) on the date of confirmation of receipt (or, the first Business Day following such receipt if the date of such receipt is not a Business Day) of transmission by facsimile, in each case to the intended recipient as set forth below:
(i)    if to Buyer or Merger Sub, to

Illumina, Inc.
5200 Illumina Way
San Diego, California 92122
Attention: General Counsel
Facsimile: (858) 202-4599

with a copy to:
Covington & Burling LLP
The New York Times Building
620 Eighth Avenue
New York, New York 10018
Attention: Frederick W. Kanner
Jack S. Bodner
Facsimile No.: (646) 441-9079

(j)    if to the Company, to
Verinata Health, Inc.
800 Saginaw Drive
Redwood City, CA 94063

Attention: Chief Executive Officer
Facsimile No.: (650) 362-2367

with a copy to:
Wilson Sonsini Goodrich & Rosati, P.C.
650 Page Mill Road
Palo Alto, California 94304
Attention: Donna M. Petkanics
Robert T. Ishii
Facsimile No.: (650) 493-6811
(k)    if to the Stockholder Representative, to
Shareholder Representative Services LLC
1614 15th Street, Suite 200
Denver, CO 80202
Attention: Managing Director
Facsimile No.: (303) 623-0294

with a copy to:
Wilson Sonsini Goodrich & Rosati, P.C.
650 Page Mill Road
Palo Alto, California 94304
Attention: Donna M. Petkanics
Robert T. Ishii
Facsimile No.: (650) 493-6811
Any party to this Agreement may give any notice or other communication hereunder using any other means (including personal delivery, messenger service, ordinary mail or electronic mail), but no such notice or other communication shall be deemed to have been duly given unless and until it actually is received by the party for whom it is intended. Any party to this Agreement may change the address to which notices and other communications hereunder are to be delivered by giving the other parties to this Agreement notice in the manner herein set forth.
11.2    Entire Agreement    . This Agreement (including the Company Disclosure Letter and the Exhibits and other Schedules hereto and the documents and instruments referred to herein that are to be delivered at the Closing) constitutes the entire agreement among the parties to this Agreement and supersedes any prior understandings, agreements or representations by or among the parties hereto, or any of them, written or oral, with respect to the subject matter hereof; provided that the Confidentiality Agreement shall remain in effect in accordance with its terms.

11.3    No Third Party Beneficiaries    . This Agreement is not intended to, and shall not, confer upon any other Person or entity any rights or remedies hereunder, except from and after the Effective Time, the rights of Company Equityholders to receive the consideration set forth in Article II, except with regard to Section 6.16.
11.4    Assignment    . Neither this Agreement nor any of the rights, interests or obligations under this Agreement may be assigned or delegated, in whole or in part, by operation of Law or otherwise by any of the parties hereto without the prior written consent of the other parties, and any such assignment without such prior written consent shall be null and void, except that Buyer or Merger Sub may transfer or assign its rights and obligations under this Agreement, in whole or from time to time in part, to one or more of their Subsidiaries; provided that such transfer or assignment shall not relieve Buyer or Merger Sub of its primary liability for its obligations hereunder or enlarge, alter or change any obligation of any other party hereto or due to Buyer or Merger Sub. Subject to the preceding sentence, this Agreement shall be binding upon, inure to the benefit of, and be enforceable by, the parties hereto and their respective successors and permitted assigns.
11.5    Severability    . Any term or provision of this Agreement that is invalid or unenforceable in any situation in any jurisdiction shall not affect the validity or enforceability of the remaining terms and provisions hereof or the validity or enforceability of the offending term or provision in any other situation or in any other jurisdiction. The parties hereto agree to use reasonable efforts to attempt to replace such invalid or unenforceable term or provision with a valid and enforceable term or provision that will achieve, to the extent possible, the economic, business and other purposes of such invalid or unenforceable term.
11.6    Counterparts and Signature    . This Agreement may be executed in two (2) or more counterparts, each of which shall be deemed an original but all of which together shall be considered one and the same agreement and shall become effective when counterparts have been signed by each of the parties hereto and delivered to the other parties, it being understood that all parties need not sign the same counterpart. This Agreement may be executed and delivered by facsimile or .pdf transmission.
11.7    Interpretation    . Except where expressly stated otherwise in this Agreement, the following rules of interpretation apply to this Agreement: (a) “either” and “or” are not exclusive and “include,” “includes” and “including” are not limiting; (b) “hereof,” “hereto,” “hereby,” “herein” and “hereunder” and words of similar import when used in this Agreement refer to this Agreement as a whole and not to any particular provision of this Agreement; (c) “date hereof” refers to the date set forth in the initial caption of this Agreement; (d) “extent” in the phrase “to the extent” means the degree to which a subject or other thing extends, and such phrase does not mean simply “if”; (e) descriptive headings, the table of defined terms and the table of contents are inserted for convenience only and do not affect in any way the meaning or interpretation of this Agreement; (f) definitions contained in this Agreement are applicable to the singular as well as the plural forms of such terms; (g) references to a Person or entity are also to its permitted successors and assigns; (h) references to an “Article,” “Section,” “Exhibit” or “Schedule” refer to an Article or Section of, or an Exhibit or Schedule to, this Agreement; (i) references to “$” or otherwise to dollar amounts refer to the lawful currency of the United States; (j) references to a federal, state, local or foreign statute or Law include any rules, regulations and delegated legislation issued thereunder; (k) references to any agreement, instrument or statute defined or referred to herein means such agreement, instrument or statute as from time to time amended, modified or supplemented, including (in the case of agreements or instruments) by waiver or consent and (in the case of statutes) by succession or comparable successor statutes and shall be deemed to include reference to all attachments thereto and instruments incorporated therein; and (l) references to a communication by a regulatory agency include a communication by the staff of such regulatory agency. When reference is made in this Agreement to information that has been “made available” to Buyer, that shall include information that was (i) contained in the Company’s electronic data room no later than 5:00 p.m., Eastern Time, on the day prior to the date of this Agreement, or (ii) delivered to Buyer or its counsel. The language used in this Agreement shall be deemed to be the language chosen by the parties hereto to express their mutual intent, and no rule of strict construction shall be applied against any party hereto.
11.8    Governing Law    . This Agreement shall be governed by and construed in accordance with the internal Laws of the State of Delaware without giving effect to any choice or conflict of law provision or rule (whether of the State of Delaware or any other jurisdiction) that would cause the application of Laws of any jurisdictions other than those of the State of Delaware.
11.9    Remedies    . Except as otherwise provided herein, any and all remedies herein expressly conferred upon a party will be deemed cumulative with and not exclusive of any other remedy conferred hereby, or by law or equity upon such party, and the exercise by a party of any one (1) remedy will not preclude the exercise of any other remedy. The parties hereto agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement, and each party to this Agreement hereby agrees to waive the defense in any such suit that the other parties to this Agreement have an adequate remedy at law and to interpose no opposition, legal or otherwise, as to the propriety of injunction or specific performance as a remedy, and hereby agrees to waive any requirement to post any bond in connection with obtaining such relief. The equitable remedies described in this Section 11.9 shall be in addition to, and not in lieu of, any other remedies at law or in equity that the parties to this Agreement may elect to pursue.
11.10    Submission to Jurisdiction    . Each of the parties to this Agreement (a) consents to submit itself to the exclusive personal jurisdiction of the Court of Chancery of the State of Delaware, New Castle County, or, if that court does not have jurisdiction, the United Stated District Court for the District of Delaware, in any action or proceeding arising out of or relating to this Agreement or any of the transactions contemplated by this Agreement, (b) agrees that all claims in respect of such action or proceeding may be heard and determined in any such court, (c) agrees that it shall not attempt to deny or defeat such personal jurisdiction by motion or other request for leave from any such court and (d) agrees not to bring any action or proceeding arising out of or relating to this Agreement or any of the transactions contemplated by this Agreement in any other court. Each of the parties hereto waives any defense of inconvenient forum to the maintenance of any action or proceeding so brought and waives any bond, surety or other security that might be required of any other party with respect thereto. Any party hereto may make service on another party by sending or delivering a copy of the process to the party to be served at the address and in the manner provided for the giving of notices in Section 11.1. Nothing in this Section 11.10, however, shall affect the right of any party to serve legal process in any other manner permitted by Law.
11.11    Company Disclosure Letter    . The Company Disclosure Letter shall be arranged in Sections corresponding to the numbered sections contained in Article III, and the disclosure in any section of the Company Disclosure Letter shall qualify (a) the corresponding Section in Article III and (b) the other Sections in Article III, in each case, to the extent that it is readily apparent from a reading of such disclosure that it qualifies or applies to the representations and warranties contained in such Sections. The inclusion of any information in the Company Disclosure Letter, or in any update thereto, shall not be deemed to be an admission or acknowledgment, in and of itself, that such information is required by the terms hereof to be disclosed, is material, has resulted in or would reasonably be expected to result in a Company Material Adverse Effect, or is outside the ordinary course of business.
11.12    WAIVER OF JURY TRIAL. EACH OF THE PARTIES HERETO HEREBY IRREVOCABLY WAIVES ALL RIGHT TO TRIAL BY JURY IN ANY ACTION, PROCEEDING OR COUNTERCLAIM (WHETHER BASED ON CONTRACT, TORT, OR OTHERWISE) ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE ACTIONS OF ANY PARTY HERETO IN NEGOTIATION, ADMINISTRATION, PERFORMANCE OR ENFORCEMENT HEREOF.

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11.13

IN WITNESS WHEREOF, Buyer, Merger Sub and the Company have caused this Agreement to be signed by their respective officers thereunto duly authorized as of the date first written above.
ILLUMINA, INC.
By:___________________________
Name:
Title:

TP CORPORATION

By:___________________________
Name:
Title:

VERINATA HEALTH, INC.
By:___________________________
Name:
Title:

SHAREHOLDER REPRESENTATIVE SERVICES LLC, solely in its capacity as the Stockholder Representative
By:___________________________
Name:
Title: Managing Director

[Signature Page to Agreement and Plan of Merger]